Exhibit 99.5

Life’s brighter	Sun Life Financial Inc.	Annual Report 2007
under the sun

A brighter outlook	A lifetime plan

Mission	To help customers achieve lifetime financial security.

Vision	To be an international leader in protection and wealth management.

Strategy	We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Corporate profile
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth management products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. At December 31, 2007, the Sun Life Financial group of companies had total assets under management of CDN$425 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE), and Philippine (PSE) stock exchanges under ticker symbol SLF.

A promising future	A secure retirement

Values	Integrity

We are committed to the highest standards of business ethics and good governance.

Engagement

We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer focus

We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

	Contents

2	The world of Sun Life Financial	50	Consolidated financial statements	120	International leadership
4	Chairman’s message	113	Sources of earnings	122	Subsidiary and affiliate companies
5	Chief Executive Officer’s message	115	Six-year summary by segment	124	Major offices
7	Financial summary	116	Eleven-year summary	125	Corporate and shareholder information
9	Management’s discussion and analysis	118	Board governance

	We invite you to read Sun Life Financial’s 2007 Public Accountability Statement, which details our corporate social responsibility activities in the areas of governance, philanthropy, investments and sustainability, as well as our commitment to our customers and our employees. This report will be available online in May 2008.
Sun Life Financial Inc. | sunlife.com      1

The world of
Sun Life Financial

UNITED KINGDOM

Sun Life Financial of Canada

Since 1893

50 head office employees

315 third-party employees providing asset management and administration services

Business lines

Individual Life Insurance

Individual Annuities and Pensions

MFS

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

SINGAPORE

MFS

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

CHINA

光大永明 Sun Life Everbright

Since 2002

Joint venture with China Everbright Group Limited

620 employees

4,100 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life and Health Insurance

Group Life and Health Insurance

Investment Products

JAPAN

MFS

Sales and marketing of retail and institutional products

Global investment research

Business lines

Mutual Funds

Institutional Accounts

HONG KONG

Sun Life Financial

Since 1892

635 employees

1,220 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life and Health Insurance

Group Life and Health Insurance

Investment Products

Investment Management Services

Mandatory Provident Fund

INDIA

Birla Sun Life

Since 1999

Joint venture with Aditya Birla Group

7,340 employees

85,270 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life Insurance

Group Life Insurance

Group Pensions

Mutual Funds

Sun Life Financial

India Service Centre

Since 2005

255 employees

Business lines

IT Services

Business Processing

INDONESIA

Sun Life Financial

Since 1995

275 employees

2,930 agency force

Bancassurance

Business lines

Individual Life Insurance

PHILIPPINES

Sun Life Financial

Since 1895

640 employees

3,430 agency force

Bancassurance

Financial intermediaries

Business lines

Individual Life Insurance

Education and Pension Plans

Group Life and Health Insurance

Mutual Funds

Sun Life Financial Inc. | sunlife.com 3

Chairman’s
message

Sun Life Financial continued to deliver strong results to shareholders through its commitment to the highest standards of business ethics, good governance, transparent reporting and risk management in 2007. Don Stewart’s message to shareholders reports on the Company’s achievements for 2007. I am pleased to report to our shareholders and policyholders on the Board’s contribution to the organization‘s performance and the execution of our stewardship role during the year.
The Board of Directors meets regularly to monitor the execution of the Company’s strategic plan and business objectives. Each year a two-day off-site meeting is held to discuss the Company’s strategy. This past year we met in Boston to review strategic direction with the leaders of each major business group. Discussions were also held on the execution of business plans with leaders in Wellesley Hills, MA, at our U.S.-based insurance operations and at MFS, our U.S.-based asset management company in Boston. Tours were held at these locations. This type of interaction is extremely valuable for the Board members and for management.
The Board’s committee structure facilitates an in-depth review of matters key to the Board’s mandate. The Board has separate audit and risk committees to manage the significant workload of these two important oversight functions. The Audit and Conduct Review Committee is focused on oversight of the integrity of the financial statements. The Risk Review Committee is focused on risk management and compliance and regularly discusses current market conditions and other key risks facing the Company and mitigation tactics with management.
Executive management and Board renewal and succession are also key priorities. The Board supported Don Stewart’s recent changes to the positions within the executive management team that capitalize on its strengths and enable the Company to further accelerate its international growth in the expanding wealth and retirement markets.
Mitch Merin was elected to the Board at the 2007 Annual Meeting. His global investment management experience is a valuable addition to the Board’s existing skill and experience mix. Having served on the Board for 20 years, Vick Stoughton has decided not to stand for re-election as a director at the 2008 Annual Meeting. We wish to acknowledge and thank Vick for his long-term contribution to the Company and Board.
In 2007, Sun Life Financial continued to make the “Life’s brighter under the sun” experience real for our customers and the communities in which we do business. On behalf of the Board of Directors, I congratulate and thank the management and all employees for their strong contribution to Sun Life Financial’s success during the year.

Ronald W. Osborne Chairman of the Board

4      Sun Life Financial Inc. | Annual Report 2007

Chief Executive
Officer’s message

Sun Life Financial delivered solid results in 2007 in the face of headwinds generated by global credit pressures, broad economic uncertainty, and a strong Canadian dollar. We reported record operating earnings of $2.3 billion, an increase of 10%. Fully diluted operating earnings per share were $3.98, up 11%, and operating return on equity was 14.3%, a rise of 50 basis points. Sun Life’s enterprise risk management culture and balanced, diverse business model again proved their worth.
We continued to take tangible steps in 2007 to put Sun Life’s strategy into action.
We acquired the Employee Benefits Group of Genworth Financial, adding significant scale and scope to our U.S. group insurance business. We also announced the divestiture of two smaller U.S. businesses which we concluded would be unable to achieve competitive and profitable scale within our organization.
Responding to the needs and demands of the next generation of retirees for increased availability and flexibility of income during retirement, Sun Life U.S. launched Income ON DemandSM, featuring the industry’s first-ever Income Storage Benefit. In Canada, we introduced the SunWise Elite Plus Guaranteed Minimum Withdrawal Benefit rider. We were also pleased with the results of our “rollover” business in Canada, which enables plan members who are leaving their employers’ defined contribution plans to maintain their relationship with Sun Life Financial by rolling their assets into individual accounts.
At MFS, our flagship U.S.-based asset management company, total assets under management reached US$200 billion in 2007. With its international platform, we look for MFS to be a strong presence in the U.S. and internationally as financial markets adjust to recent events.

Donald A. Stewart Chief Executive Officer

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Asia continues to be a focus for the future. Our long established Philippine operations continued to turn in solid results, while Hong Kong and Indonesia both improved results. We are ramping up our investment in the expansion of our operations in both China and India. Sun Life Everbright Life Insurance Company opened a branch in Shanghai, China’s financial centre, and four sales offices during the year, expanding operations to 16 cities. Birla Sun Life Insurance Company now conducts business out of more than 300 branches in India and is engaged in a program of rapid growth.
To further accelerate our international growth in the expanding wealth and retirement markets, we announced the establishment of Sun Life Global Investments. This organization will provide enhanced coordination among our existing strong asset management businesses, and demonstrate more clearly the strength and distinctiveness of Sun Life’s dual engine business model of protection and wealth. We also announced the launch of our International Variable Annuities Centre, which will bring a more global approach to the development and distribution of these important wealth management products.
In Canada, our “Life’s brighter under the sun” advertising campaign was successful in highlighting how our employees, advisors and distributors work hard every day on behalf of millions of customers to understand their needs and help them to make informed insurance and investment decisions.
Sustainability considerations are now front and centre in the long term strategic thinking of most organizations. Our annual Public Accountability Statement provides a high level summary of our past commitments and those of our employees, advisors and business partners in this important area. We aspire to do more, and we are committed to taking tangible steps to do so.
Public and private organizations around the world are joining with local governments and international bodies to combat money laundering and the financing of terrorism. At Sun Life we will do our part and we have allocated significant resources on this front.
We will continue to apply our strong risk management skills and disciplined business practices to pursue the opportunities that arise during challenging times. I thank our employees and business partners around the globe for their dedication and hard work. To our shareholders and policyholders, I reiterate our ongoing commitment to the creation of value over the mid and long term.
Life is indeed “brighter under the sun.”
Donald A. Stewart
Chief Executive Officer

6      Sun Life Financial Inc. | Annual Report 2007

Financial
summary
  Delivering business excellence
•	All key 2007 financial objectives achieved

•	Highly diversified operations by geography and business

•	Leadership in key markets and growing international businesses

•	Strengths and capabilities leveraged around the world
•	Continued expansion of international distribution capabilities

•	Strong capital position and effective capital deployment

•	Disciplined risk management practices

•	Product innovation to help customers achieve financial security

Delivering shareholder value

Common shareholders’ net income – Operating(1) For the year ended December 31 (CDN$ millions)	Fully diluted earnings per common share – Operating(1) For the year ended December 31 (CDN$)	Return on common shareholders’ equity – Operating(1) For the year ended December 31

(As at or for the year ended December 31)		2007	2006	2005

Market capitalization (CDN$ millions)		31,428	28,203	27,195
Closing share price	TSX(CDN$)	55.71	49.32	46.73
	NYSE(US$)	55.94	42.35	40.13
	PSE (Philippine Pesos)	2,260	2,050	2,130
Dividends per common share (CDN$)		1.32	1.15	0.99
Common share dividend yield		2.5%	2.5%	2.3%
Top tier financial strength and diversified business mix

A.M. Best	A++
Moody’s	Aa2
Standard & Poor’s	AA+

Financial strength ratings – Sun Life Assurance Company of Canada As at December 31, 2007		Operating earnings by business segment(1) For the year ended December 31, 2007	■ Cananda – 46% ■ U.S. – 26% ■ MFS – 12% ■ Asia – 5% ■ Corporate – 11%	Assets under management As at December 31 (CDN$ billions) ■ General funds ■ Segregated funds ■ Other assets under management

(1)	Operating earnings and other financial information based on operating earnings, such as fully diluted operating earnings per share, operating return on equity and operating earnings by business segment, are non-GAAP measures. They have no standardized definitions under Canadian GAAP and may not be comparable to similar measures presented by other issuers. See Non-GAAP financial measures on page 21 for further information.
Sun Life Financial Inc. | sunlife.com       7

FINANCIAL REVIEW
Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS
10 Enterprise mission, vision, values and strategy
11 Financial performance and objectives
11 Business overview
13 Performance overview
15 Corporate developments
16 Critical accounting estimates
20 Accounting policies
21 Non-GAAP financial measures
22 Financial highlights
23 Consolidated results of operations
27 Investments
31 Business segment overview
31 SLF Canada
33 SLF U.S.
36 MFS
38 SLF Asia
41 Corporate
42 Risk management
44 Financial position and liquidity
48 Legal and regulatory proceedings
49 Controls and procedures

CONSOLIDATED FINANCIAL STATEMENTS
50 Financial reporting responsibilities
51 Management’s report on internal control over financial reporting
52 Consolidated Financial Statements
52 Consolidated statements of operations
53 Consolidated balance sheets
54 Consolidated statements of equity
54 Consolidated statements of comprehensive income
55 Consolidated statements of cash flows
56 Consolidated statements of changes in segregated funds net assets and Consolidated statements of segregated funds net assets
57 Notes to the Consolidated Financial Statements
57 Note 1 Accounting policies
63 Note 2 Changes in accounting policies
66 Note 3 Acquisitions and disposals
67 Note 4 Segmented information
69 Note 5 Financial investments and related net investment income
72 Note 6 Financial instrument risk management
79 Note 7 Goodwill and intangible assets
80 Note 8 Other assets
80 Note 9 Actuarial liabilities and other policy liabilities
84 Note 10 Senior debentures
85 Note 11 Other liabilities
86 Note 12 Subordinated debt
86 Note 13 Non-controlling interests in subsidiaries
86 Note 14 Share capital and shares purchased for cancellation
88 Note 15 Operating expenses
88 Note 16 Earnings per share
88 Note 17 Stock-based compensation
91 Note 18 Income taxes
92 Note 19 Income taxes included in OCI
93 Note 20 Commitments, guarantees and contingencies
95 Note 21 Pension plans and other post-retirement benefits
97 Note 22 Foreign exchange gain (loss)
97 Note 23 Related party transactions
97 Note 24 Variable interest entities
98 Note 25 Summary of differences between accounting principles generally accepted in Canada and in the United States
110 Note 26 Comparative figures
111 Appointed Actuary’s Report
111 Reports of Independent Registered Chartered Accountants

8      Sun Life Financial Inc. | Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated February 13, 2008

In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2007, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2007 is not available, information available for the latest period before December 31, 2007 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2007, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS), fully diluted EPS and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this annual MD&A under the heading Non-GAAP Financial Measures on page 21 and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
FORWARD-LOOKING STATEMENTS
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Financial Performance and Objectives, Business Overview, Performance Overview, Investments, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, and Financial Position and Liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Estimates on page 16 and Risk Management on page 42 of this MD&A and Risk Factors contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; the risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc. | sunlife.com      9

Management’s discussion and analysis
Enterprise mission, vision, values and strategy

MISSION
To help customers achieve lifetime financial security
VISION
To be an international leader in protection and wealth management
VALUES
These values guide us in achieving our strategy:

Values	Integrity We are committed to the highest standards of business ethics and good governance.	Engagement We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.
Customer focus We provide sound financial solutions for our customers and always work with their interests in mind.	Excellence We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.	Value We deliver value to the customers and shareholders we serve and to the communities in which we operate.

STRATEGY
We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.
We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Priorities	Generate value-building growth Sustain profitable top-line growth and deliver on key medium-term financial targets.	Intensify customer focus Meet the needs of our customers by delivering top quality products and services.
Enhance productivity and efficiency Continuously improve productivity and efficiency to increase competitiveness.	Strengthen risk management Enhance risk management processes and practices to maximize shareholder value.	Foster innovation Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

10      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Financial performance and objectives

Measure(1)	Medium-term objectives		2007 Accomplishments

Operating EPS growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	10%		• •	11% exceeded average annual target Up 13% on a constant currency basis

Operating ROE growth Growth in ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	15%		•	14.3% on track to meet medium term objective
			•	January 1, 2007 changes to Canadian accounting rules reduced ROE by 48 basis points
			•	Currency movements benefited 2007 ROE by 38 basis points

Capital deployment Effective deployment of capital serves to enhance shareholder value and is a significant focus for the Company’s management.	• •	Invest in organic growth Maintain 30%-40% dividend payout ratio	•	Invested in global distribution and product innovation across the enterprise
	•	Make selective acquisitions	•	2007 dividend payout ratio 33%
	•	Repurchase common shares	•	Completed acquisition of Genworth Employee Benefits Group business
			•	Repurchased $502 million of common shares

Medium-term objectives were established for a three- to five-year period. The operating EPS growth objective is 10% per annum on average and the medium-term operating ROE goal is to achieve 15% on a sustainable basis.
Sun Life Financial’s medium-term goals are based on the following assumptions and conditions:
•	A rise in the annual average level of key equity market indices, primarily the S&P 500, by approximately 7%–8%
•	Stability in North American interest rates across the yield curve
•	A credit environment within historical norms
•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling

Business overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers.
Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom Business (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance), and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to other segments.
Financial information on the Company’s business segments is presented in this MD&A in both Canadian dollars and the segment’s local currency where appropriate.
The fluctuation in the value of the Canadian dollar against foreign currencies in 2007 had a significant impact on the Company’s financial condition and results of operations.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives.

(1)	Operating EPS, operating ROE and the dividend payout ratio are non-GAAP financial measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings. For additional information, see the section under the heading Non-GAAP Financial Measures on page 21.
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Management’s discussion and analysis
The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■			■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■	■		■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet)	■		■	■

DRIVERS OF PROFITABILITY
Several factors could affect the profitability of the Company’s operations, including changes in:
•	Equity market performance
•	Interest rates
•	Credit experience
•	Mortality and morbidity experience
•	Surrender and lapse experience
•	Spreads between the interest credited to policyholders and investment returns
•	Currency exchange rates, regulatory environment and other external factors
The Company’s risk factors are described in SLF Inc.’s 2007 AIF under the heading Risk Factors and the Company’s enterprise-wide risk management framework is described on page 42 of this MD&A under the heading Risk Management.

12      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Performance overview

BUSINESS SEGMENT	2007 PRIORITIES	2007 ACHIEVEMENTS

SLF Canada
•   Grow the wholesale distribution channel and continue to strengthen distribution capabilities in the career sales force
•   Increase market share in the small to medium-sized group business market segments
•   Continue to grow the rollover and voluntary group retirement businesses and enhance the advice-based channels to meet the needs of baby boomers as their demand for advice increases
•   Maintain disciplined focus on
expense management

•   The Company integrated its brand strategy in Canada to leverage more effectively the Sun Life Financial brand. As part of the integration strategy, the Company retired the Clarica name and re-branded its career sales force as the Sun Life Financial Advisor Sales Force

• Individual Insurance and Investments sales from the Wholesale Distribution channel increased by 44% in 2007 from 2006

•   The launch of Sun Wise Elite Plus Guaranteed Minimum Withdrawal Benefit contributed to meeting the needs of those Canadians who are focused on the income phase of their retirement planning. This new product contributed to an increase of 32% in individual segregated fund sales over 2006
•   Sales in the small and medium-sized Group business segments continued to grow with a 17% sales growth over 2006

•   Group Retirement Services (GRS) grew its sales by 61% compared to 2006 as a result of the increased placement of large plans. In addition, plan members leaving their employers’ defined contribution plans for retirement or other reasons during 2007 entrusted $725 million of their plan assets to Sun Life Financial, a growth of 33% over 2006

• Productivity and efficiency improved in both wealth and insurance operations in 2007, with increases ranging from 2.5% to 4.5%

2008 PRIORITIES

•   Continue to increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and the Wholesale distribution channel by enhancing distribution capabilities with a focus on lifetime relationships and holistic advice

• Continue to build and expand the retirement rollover business by providing advice and incorporating group life and health products
• Continue to increase market share in the small to medium-sized group business market segments
• Continue to maintain disciplined focus on expense management

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Management’s discussion and analysis

BUSINESS SEGMENT	2007 PRIORITIES	2007 ACHIEVEMENTS

SLF U.S.
•   Improve Individual Life profitability
•   Successfully complete the acquisition and integrate the employee benefits group business acquired from Genworth
•   Continue growth in
variable annuities
•   Expand the geographic reach and range of product offerings
•   Continue service centre
improvement initiatives

•   Implemented an unsecured financing arrangement to address U.S. statutory reserve requirements for certain universal life products. This financing arrangement reduced new business strain on universal life sales, in addition to the recovery of previously reported new business strain
•   Completed its acquisition of Genworth Financial, Inc.’s U.S. Employee Benefits Group (Genworth EBG) on May 31, 2007. Integration is proceeding on target. In 2007, the field forces were combined and the sales expense synergies and integration cost targets were exceeded. These achievements supported reaching the 2007 earnings goal for the combined business

•   Continued its product enhancement initiatives in variable annuities with the launch of Income on DemandSM in March of 2007
•    Gross domestic variable annuity sales increased 65% over 2006 and net redemptions improved to US$0.1 billion in 2007 as compared to net redemptions of US$1.0 billion in 2006

• Introduced Sun Global Freedom Offshore Universal Life and built a dedicated distribution team focused on offshore variable products
• The service centre continued its improvement initiatives, receiving a DALBAR Customer Service award and Operations Managers Round Table (OMR) Service award
2008 PRIORITIES

• Grow sales by maintaining and increasing product competitiveness across all lines of business through innovation and quality service
• Continue the integration of the Genworth EBG acquisition and leverage the expanded distribution capabilities
• Deepen distribution relationships through improved service and enhanced marketing
• Leverage product and innovation skills to expand in global markets

BUSINESS SEGMENT	2007 PRIORITIES	2007 ACHIEVEMENTS

MFS	• Improve domestic equity investment performance and sustain long-term performance
•   U.S. retail equity investment performance improved during 2007 with 73% of funds ranking in the top half of their respective three-year Lipper categories as of December 31, 2007 compared with 67% as at December 31, 2006

	• Increase domestic mutual fund sales and net flows • Increase profit margins	• Funds in the large cap value and core equity institutional categories significantly outperformed their benchmark based on one and three-year performance
• Gross U.S. domestic mutual fund sales increased by 9% over 2006 and U.S. domestic mutual fund net outflows improved by approximately US$0.7 billion compared to 2006
• Pre-tax operating profit margins improved by 660 basis points from 2006

2008 PRIORITIES

• Sustain long-term investment performance
• Improve U.S. domestic mutual fund net sales
• Continue expansion of institutional distribution footprint

14      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis

BUSINESS SEGMENT	2007 PRIORITIES	2007 ACHIEVEMENTS

SLFAsia
•   Continue to leverage the expanded distribution capacity and synergies achieved through the CMG Asia acquisition
•   Expand the geographic reach and range of product offerings for multi-channel distribution in the Philippines
•   Explore cross-selling opportunities by leveraging the distribution channels of the joint venture in India
•   Continue the geographic expansion in China
•   Secure new distribution alliances, including bancassurance in key markets

•   Hong Kong individual insurance sales were up 38% over 2006, driven by strong demand for investment-linked products and improved agency productivity
•   Hong Kong operations shifted its focus to strengthening the product range by launching new unit-linked, health insurance and traditional protection products

• The Philippines mutual fund net sales more than doubled in 2007 from 2006, driven by an increased awareness and demand for investment products and solid investment performance

•   In India, Birla Sun Life Insurance Company Limited (Birla Sun Life) sales were up 111% as the joint venture continued to expand its distribution with its direct sales force to 85,000 advisors in 339 branches

•   In China, Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright) opened a branch in Shanghai. The joint venture also increased its footprint in the Jiangsu province with the opening of four sales offices in that province, and now operates in 16 cities in China

•   Alternate distribution sales were up 47% over 2006 as new telemarketing distribution alliances were forged in China and Indonesia. Birla Sun Life renewed its exclusive bancassurance agreement with a large multinational bank and Sun Life Everbright established new bancassurance partnerships

2008 PRIORITIES

• Achieve operational efficiencies through regional centres of excellence
• Expand product offerings, including innovative health insurance solutions
• Leverage global expertise to explore wealth management opportunities in new markets
• Strengthen distribution management and expand alternate distribution by leveraging regional expertise
• Increase opportunities to cross-sell to existing customers
• Continue accelerated expansion in India

OUTLOOK
The global economy entered 2008 with significant uncertainty and volatility in financial markets that may result in lower or negative growth prospects in some sectors during the remainder of 2008. Weaker economic conditions within the markets in which we operate may adversely affect results in some of our businesses. For example, the incidence of claims under group disability policies tends to increase in times of economic weakness. Similarly, some wealth products, such as retail mutual funds or insurance policies tied to equity market returns, may be less attractive to customers if equity markets perform poorly in 2008. However, these economic conditions also provide opportunities as individuals and institutions increasingly look to financially strong organizations, such as Sun Life Financial, for protection, savings and investment products.

Corporate developments
The following developments occurred in 2007
U.S. EMPLOYEE BENEFITS GROUP BUSINESS ACQUISITION
Sun Life Financial completed its acquisition of the Genworth EBG business on May 31, 2007 for $725 million. Sun Life Financial’s U.S. group business combined with Genworth’s Employee Benefits Group and became Sun Life Financial Employee Benefits Group offering customers group life, disability, dental and stop loss insurance, and voluntary worksite products.
This acquisition added scale and scope to Sun Life Financial’s U.S. Employee Benefits Group business and solidified its top 10 leadership position in the important U.S. employee benefits industry. In addition, the increased access to markets, broadened product and service offerings, and strengthened distribution platform positioned Sun Life Financial for long-term growth. Additional details are included in Note 3 to SLF Inc.’s 2007 Consolidated Financial Statements.
OTHER ACQUISITIONS AND DISPOSALS
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 million in order to maintain its existing combined interest in CI Financial

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Management’s discussion and analysis
Income Fund and Canadian International LP (collectively, CI Financial). SLF Inc.’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation in the second quarter of 2007.
On August 31, 2007, the Company entered into an agreement to sell the U.S. subsidiaries that comprised the Independent Financial Marketing Group (IFMG) business to LPL Holdings Inc. The sale, which closed on November 7, 2007, did not have a material impact on the Company’s 2007 financial condition or results of operations.
On December 13, 2007, the Company entered into an agreement to sell Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The transaction is expected to close in the first quarter of 2008 and is not expected to have a material impact on the Company’s financial condition or results of operations.
SHARE REPURCHASE PROGRAM
In 2007, SLF Inc. purchased and cancelled 9.8 million common shares at a cost of $502 million under its share repurchase program. On January 10, 2008, SLF Inc. announced its 2008 repurchase program for the purchase of up to 3.5% of its outstanding common shares, starting January 12, 2008.
INCREASED QUARTERLY SHAREHOLDER DIVIDENDS
In 2007, SLF Inc. increased its quarterly common share dividend by 13%. The quarterly dividend payout per common share was increased from $0.30 to $0.32 in the first quarter of 2007 and from $0.32 to $0.34 in the third quarter of 2007.
On February 13, 2008, the Board of Directors approved a 6% increase in the quarterly dividend to $0.36 per share.
FINANCING ARRANGEMENTS
The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. In 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50% and an additional $250 million of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036, resulting in an aggregate $950 million principal amount outstanding of Series B Debentures. The Company also issued $400 million of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042 and redeemed its 8.53% Partnership Capital Securities in the principal amount of US$600 million in May 2007.
Critical accounting estimates
In September 2007, Sun Life Assurance repurchased the outstanding $3 million principal amount of the 7.09% funding debenture and $30 million principal amount of the $990 million outstanding 6.87% Series A debentures.
The Company established an insurance subsidiary in the United States to fund statutory reserves required by Actuarial Guideline 38 as adopted by the National Association of Insurance Commissioners (AXXX reserves) attributable to certain universal life policies sold by Sun Life Assurance in the United States. The new subsidiary established a long-term financing arrangement with a financial institution (the Lender) and on November 8, 2007, issued a US$1 billion variable principal floating rate surplus note to a special purpose entity affiliated with the Lender. Additional surplus notes may be issued from time to time until the agreement expires in 2037. Repayment of the notes is guaranteed by an indirect parent of the new United States insurance subsidiary.
Additional details of these financing arrangements can be found on page 45 in this MD&A in the Capital section under the heading Financial Position and Liquidity and in Notes 10, 11, 12 and 14 to SLF Inc.’s 2007 Consolidated Financial Statements.
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating debentures (Series 2008-1) due in 2023.
OTHER CORPORATE DEVELOPMENTS
The Company integrated its brand strategy in Canada to more effectively leverage the Sun Life Financial brand. The strategy allows the Company to realize greater economies of scale in marketing expenditures, and reduce brand duplication and complexity in the Canadian marketplace. As part of the integrated strategy, the Company also retired the Clarica name, which resulted in an after-tax charge of $43 million related to the intangible asset write-down.
In November 2007, the Company announced several changes to the management structure, including the appointment of a new President of Sun Life Global Investments Inc., formerly Sun Life Financial Corp., to integrate overall responsibility for the Company’s North American asset management businesses and accelerate growth in the expanding wealth market.
The Company also announced a new International Variable Annuity Centre, which will leverage the current successful U.S. variable annuity operation to support the increasing international demand for variable annuity solutions to meet retirement needs.

SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 5 and 9 to its 2007 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial resuIts.
BENEFITS TO POLICYHOLDERS
The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation

16      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The following table summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations.
The equity market and interest rate sensitivities contained in the table differ from those outlined on page 42 of this MD&A. The sensitivities shown on page 42 are for a one-year period including limited management actions, given a market shock at the beginning of the period. The sensitivities in the table below represent the immediate impact of a market shock and are in respect of policyholder liabilities.

Critical accounting	Determination methodology		Financial significance
estimate	and assumptions		(measured as at December 31, 2007)

Equity markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets	•	The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries	•	For participating insurance and universal life products, a large portion of the effect of equity market changes is passed through to policyholders as changes in the amounts of dividends declared or in the rate of interest credited
			•	Products such as segregated fund and annuity option guarantees are affected by equity movements even though mitigating hedge programs are in place
			•	An immediate 10% increase across all equity markets would result in an estimated increase in net income of $40 million
			•	An immediate 10% decrease across all equity markets would result in an estimated decrease in net income of $61 million

Interest rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates
  •    The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
  •    The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support liabilities
			•	For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited
			•	An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated increase of $164 million in net income
			•	An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $286 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value on current assets and future purchases	•	The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset class and includes any reductions in the value of equity and real estate assets supporting actuarial liabilities	•	Asset default provisions included in actuarial liabilities amounted to $2.9 billion on a pre-tax basis as at December 31, 2007

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Management’s discussion and analysis

Critical accounting	Determination methodology	Financial significance
estimate	and assumptions	(measured as at December 31, 2007)

Mortality – the rate of death for defined groups of people
•   Generally based on the Company’s average five-year experience
•   Industry experience considered where the Company’s experience is not sufficient
•   Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span
•   Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

•   For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $73 million
•   For products for which lower mortality would be financially adverse to the Company, a 1% decrease in the mortality assumption would decrease net income by $50 million

Morbidity – both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people
•   Generally based on the Company’s average five-year experience
•   Industry experience considered where the Company’s experience is not sufficient
•   Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
•   For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $21 million

Policy termination rates – the rates at which policies terminate prior to the end of the contractual coverage periods
•   Generally based on the Company’s average five-year experience
•   Industry studies used where the Company’s experience is not sufficient
•   Rates may vary by plan, age at issue, method of premium payment and policy duration
•   Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•   For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $105 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)
•   For products for which more terminations would be financially adverse to the Company, net income would decrease $74 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)

Operating expenses and inflation – actuarial liabilities provide for future policy-related expenses
•   Mainly based on recent Company experience using an internal expense allocation methodology
•   The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 10% increase in unit expenses Company-wide would result in a decrease in net income of $229 million

18      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
FAIR VALUE OF INVESTMENTS
As described in Notes 1 and 5 to SLF Inc.’s 2007 Consolidated Financial Statements, the majority of financial assets are recorded at fair value in accordance with the changes in the Canadian investment accounting rules effective January 1, 2007.
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values.
The fair value of stocks is determined using quoted market bid prices. Stocks that do not have a quoted market price on an active market are designated as available-for-sale and reported at cost and are not material to the total value of invested assets included in SLF Inc.’s 2007 Consolidated Financial Statements.
The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined on a property-by-property basis by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimate of fair market values.
The nature of policy loans and cash signifies that the fair values of these assets are assumed to be equal to their carrying values. The fair values of cash equivalents and short-term securities are based on market yields, while the fair values of other invested assets are determined by reference to market prices for similar investments or quoted market prices where applicable.
The fair value of derivative financial instruments is determined based on the type of derivative. Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices, the value of underlying securities, or indices or option pricing models. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
ALLOWANCE FOR INVESTMENT LOSSES
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. The calculation of allowances for losses is based on estimates of net realizable value of these assets and are established when an asset is classified as impaired.
The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.
As at December 31, 2007, allowances for losses on mortgages and corporate loans were $31 million, representing a decrease of $9 million from the prior year’s allowances of $40 million. This continues to reflect the Company’s high quality of these assets.
Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.
GOODWILL AND OTHER INTANGIBLES
The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2007, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were in excess of their carrying values.
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. It is not amortized, but assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2007. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.2 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $436 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005 and $327 million arising from the Genworth EBG business in 2007. In addition to the goodwill of $6.0 billion shown on the consolidated balance sheets, $404 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in Other Invested Assets.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying

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Management’s discussion and analysis
values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
As at December 31, 2007, the Company’s finite-life intangible assets had a carrying value of $601 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company and Genworth EBG business. During 2007, the Clarica brand name was retired and the Company took a write-down of the intangible asset amount before tax of $52 million.
The Company’s indefinite-life intangible assets had a carrying value of $940 million as at December 31, 2007. These indefinite-life intangible assets reflected fund management contracts and state licenses.
INCOME TAXES
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.

Accounting policies
CHANGES IN ACCOUNTING POLICIES IN 2007
In 2007, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2007 Consolidated Financial Statements.
Financial instruments, hedges and comprehensive income overview
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaced CICA Handbook Section 4210 in 2007.
These new CICA Handbook sections impacted the accounting for financial assets, including bonds, stocks, mortgages, derivatives and certain other invested assets.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and, therefore, prior period financial statements were not restated.
On January 1, 2007, deferred realized gains and losses of $3.9 billion on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings on transition were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets were reported in investment income in 2007.
Corporate loans with a carrying value of $4.9 billion that were previously included with bonds on the consolidated balance sheet were classified as loans and were reported with mortgages because they did not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007.
The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, was only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required separation on January 1, 2007.
Assets supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks and other invested assets supporting actuarial liabilities with a carrying value of $58.6 billion and fair value of $62.0 billion as held-for-trading. Derivatives supporting actuarial liabilities that were not classified as hedges for accounting purposes and with a fair value of $843 million were recorded on the balance sheet. These instruments were recorded at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded to opening retained earnings. These instruments were recorded at fair value at each balance sheet date in 2007, with changes in fair value recorded in net income. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets and derivatives supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets and derivatives recorded to income in 2007 and the amount recorded to retained earnings on transition.
Assets not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10.5 billion and a fair value of $10.9 billion as available-for-sale. These assets were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these assets, net of the related tax expense, recorded to opening other comprehensive income (OCI) as of January 1, 2007. These assets were recorded at fair value at each balance sheet date in 2007, with changes in fair value recorded in OCI. Because changes in fair value of these assets were recorded in OCI, these assets only impact net income when they are sold or other than temporarily impaired, and the gain or loss and the related tax expense, recorded in accumulated OCI, is reclassified to net income.

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Management’s discussion and analysis
Retained earnings adjustments
As a result of the adoption of previously mentioned standards, the Company recorded a net increase of $192 million to retained earnings on January 1, 2007. Of this amount, $186 million was allocated to shareholders and $6 million was allocated to participating policyholders. The Company also included a statement of Comprehensive Income and included the components of accumulated OCI in its 2007 Consolidated Financial Statements. On January 1, 2007, the Company recorded an increase in opening OCI of $359 million and reclassified the December 31, 2006 currency translation account balance of $(1.3) billion to opening OCI, for a total opening OCI balance of $(978) million on January 1, 2007.
Further details on the specific accounting requirements of the new and revised handbook sections are included in Note 2 to SLF Inc.’s 2007 Consolidated Financial Statements. The accounting policies followed for specific financial instruments are described in Note 1 of SLF Inc.’s 2007 Consolidated Financial Statements.
Determining the Variability to be Considered in Applying the Variable Interest Entity (VIE) Standards
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC 163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the consolidated financial statements.
Convertible and Other Debt Instruments with Embedded Derivatives
In the second quarter of 2007, the Company adopted, on a retrospective basis, EIC 164, Convertible and Other Debt Instruments with Embedded Derivatives. EIC 164 clarifies the accounting treatment for certain types of convertible debt instruments. It provides guidance on the classification of the debt instrument as a liability or equity, whether the instrument contains an embedded derivative, and the accounting for future tax impacts and earnings per share computations. The adoption of this EIC did not have an impact on the consolidated financial statements.
Accounting Policy Choice for Transaction Costs
During the third quarter of 2007, the Company adopted, on a retrospective basis, EIC 166, Accounting Policy Choice for Transaction Costs. EIC 166 addresses the accounting policy choice of recognizing transaction costs in income or adding transaction costs to the carrying amount of financial assets and financial liabilities that are not classified as held-for-trading. It requires that the same accounting policy be applied to all similar financial instruments classified as other than held-for-trading, but allows a different accounting policy choice for financial instruments that are not similar. The Company’s transaction cost recognition policy is consistent with this guidance.
FUTURE ADOPTION
Capital Disclosures and Financial Instruments – Disclosure and Presentation
On January 1, 2008, the Company adopted three new CICA Handbook Sections – Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Section 1535, Capital Disclosures requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861, while Section 3862 requires enhanced financial instrument disclosures that focus on the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will apply the new disclosures in its 2008 Consolidated Financial Statements.

Non-GAAP financial measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada and $4 million for integration costs related to the acquisition of the Genworth EBG business.
In the first quarter of 2007, the Company took a $43 million after-tax charge to income in relation to the intangible asset write-down for the retirement of the Clarica brand and an $18 million after-tax charge for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.

Sun Life Financial Inc. | sunlife.com      21

Management’s discussion and analysis
In the first quarter of 2006 and the fourth quarter of 2005, the Company recorded after-tax charges to income of $2 million and $12 million, respectively, for Hong Kong integration costs related to the acquisition of CMG Asia Limited and Commserve Financial Limited.
In the third quarter of 2005, the Company took a $51 million aftertax charge to income in relation to the sale of the investment in Administradora de Fondos de Pensiones Cuprum, S.A. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.
The impact on the Company’s EPS of the items described above is summarized in the table below.
IMPACT OF SPECIAL ITEMS ON FULLY DILUTED
OPERATING EPS

($ per share)	2007	2006	2005

EPS(1) – Reported (GAAP)	3.85	3.58	3.12
Net gains (losses) on special items	(0.13)	–	(0.11)

EPS(1) – Operating	3.98	3.58	3.23

(1)	EPS refers to fully diluted earnings per share in the table.

RECONCILIATION OF OPERATING EARNINGS

($ millions)	2007					2006
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total

Reported earnings (GAAP)	555	577	590	497	2,219	545	541	512	491	2,089

After-tax gains (losses) on special items
Intangible asset write-down for Clarica brand	–	–	–	(43)	(43)	–	–	–	–	–
Premium paid to redeem Partnership Capital Securities	–	–	–	(18)	(18)	–	–	–	–	–
Re-branding expenses	(3)	(5)	(2)	–	(10)	–	–	–	–	–
Genworth EBG business integration costs	(2)	(1)	(1)	–	(4)	–	–	–	–	–
Hong Kong integration costs	–	–	–	–	–	–	–	–	(2)	(2)

Total special items	(5)	(6)	(3)	(61)	(75)	–	–	–	(2)	(2)

Operating earnings	560	583	593	558	2,294	545	541	512	493	2,091

Financial highlights

($ millions, unless otherwise noted)		2007	2006	2005

Common shareholders’ net income	Operating(1)	2,294	2,091	1,906
	Reported	2,219	2,089	1,843
Basic reported EPS ($)		3.90	3.62	3.14
Fully diluted EPS ($)	Operating(1)	3.98	3.58	3.23
	Reported	3.85	3.58	3.12
ROE(%)	Operating(1)	14.3%	13.8%	13.1%
	Reported	13.8%	13.8%	12.6%
Dividends per common share ($)		1.32	1.15	0.99
Dividend payout ratio(1)(%)		33%	32%	31%
Dividend yield(2)(%)		2.5%	2.5%	2.3%
Total revenue		21,188	24,287	21,918

Premiums, deposits and fund sales
Premium revenue, including administration services only premium equivalents		16,124	17,327	15,329
Segregated fund deposits		13,320	8,753	7,205
Mutual fund sales		22,586	20,412	20,329
Managed fund sales		27,613	26,116	31,135

Total premiums, deposits and fund sales		79,643	72,608	73,998

Assets under management (AUM)(as at December 31)
General fund assets		114,291	117,831	110,866
Segregated fund net assets		73,205	70,789	60,984
Mutual fund assets(3)		101,858	110,186	103,753
Managed fund assets		134,297	140,551	112,938
Other AUM		1,613	2,075	2,348

Total AUM		425,264	441,432	390,889

Capital (as at December 31)
Subordinated debt and other capital(4)		2,946	3,305	3,305
Participating policyholders’ equity		95	92	85
Total shareholders’ equity		17,122	17,092	15,461

Total capital		20,163	20,489	18,851

(1)	Operating earnings, fully diluted operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 21 under the heading Non-GAAP financial measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.
(2)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.
(3)	Prior periods have been restated to include AUM of Birla Sun Life Asset Management Company Limited (BSLAMC). The Company has a 50% interest in BSLAMC.
(4)	Other capital refers to Partnership Capital Securities and Sun Life ExchangEable Capital Securities (SLEECS). These securities qualify as capital for Canadian regulatory purposes, Starting January 1,2005 Partnership Capital Securities and SLEECS were deconsolidated and reclassified as debentures in SLF Inc.’s Consolidated Financial Statements. The Partnership Capital Securities were redeemed in May 2007. Additional information is available on page 45 under the heading Capital.
22       Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Consolidated results of operations
COMMON SHAREHOLDERS’ NET INCOME
Common shareholders’ net income of $2,219 million in 2007 increased by $130 million from $2,089 million in 2006 and operating earnings, which excluded certain items outlined on page 22, rose to a record $2,294 million, an increase of $203 million, or 10%, over 2006. The Company’s businesses focused on organic growth through expanded distribution networks and product offerings.
EARNINGS AND EPS

($ millions, unless otherwise noted)	2007	2006	2005

Total net income	2,290	2,144	1,876
Less: Participating policyholders’ net income	2	7	9
Dividends paid to preferred shareholders	69	48	24

Common shareholders’ net income	2,219	2,089	1,843
Plus: Special items(1)	75	2	63

Operating earnings	2,294	2,091	1,906
Basic EPS ($) from:
Common shareholders’ net income	3.90	3.62	3.14
Operating earnings(1)	4.03	3.62	3.24
Diluted EPS ($) from:
Common shareholders’ net income	3.85	3.58	3.12
Operating earnings(1)	3.98	3.58	3.23

Common shareholders’ net income by segment

SLF Canada	1,050	995	963
SLF U.S.	581	448	495
MFS	281	234	179
SLF Asia	123	101	42
Corporate	184	311	164

Total	2,219	2,089	1,843

(1)	The impact of special items on EPS is described on page 21 under the heading Non-GAAP Financial Measures.
Fully diluted EPS increased to $3.85 in 2007 from $3.58 in 2006. The strengthening of the Canadian dollar against foreign currencies during the year reduced 2007 earnings by $47 million or $0.08 per common share when compared to 2006 foreign exchange rates.
Fully diluted operating EPS, which excluded charges of $75 million as summarized on page 22, were $3.98, up 11% from $3.58 in 2006. Without the currency effect of a stronger Canadian dollar relative to other currencies, the fully diluted operating EPS would have been $4.06, or 13% higher than 2006.
SLF Canada’s common shareholders’ net income of $1,050 million in 2007 increased by $55 million over 2006. The increase was due to higher Individual Insurance & Investments earnings of $37 million resulting from the favourable impact of a reinsurance transaction on actuarial reserves of $42 million, partially offset by re-branding expenses of $10 million. Group Benefits earnings improved by $8 million primarily reflecting favourable morbidity experience. Group Wealth earnings increased by $10 million primarily from the favourable impact of a reinsurance transaction on actuarial reserves of $17 million.
SLF U.S. 2007 earnings of $581 million were up $133 million, or 30%, from 2006. SLF U.S. earnings in 2007 were $613 million excluding the $32 million unfavourable currency impact due to the stronger Canadian dollar. Individual Life earnings increased by $111 million over 2006 due to the decrease in new business strain on universal life sales, and the favourable impact of the new financing arrangement for AXXX reserves, which totalled $162 million in the fourth quarter of 2007, including the recovery of prior period new business strain. These gains were partially offset by reserve strengthening as a result of actuarial assumption changes in the fourth quarter of 2007. Employee Benefits Group earnings increased by $20 million during 2007 due to the growth in the business, including the impact of the Genworth EBG acquisition in May 2007.
MFS contributed $281 million to Sun Life Financial’s common shareholders’ net income in 2007, an increase of $47 million from 2006. Excluding the negative currency effect of $16 million from the strengthening of the Canadian dollar, earnings grew to $297 million in 2007. The increase in average net assets from equity market movement and the consequential positive impact of higher fee income as well as improved operating margins in 2007 compared to 2006 drove the increase in earnings.
SLF Asia reported common shareholders’ earnings of $123 million in 2007, $22 million higher than 2006 primarily due to Hong Kong’s improved earnings of $20 million from the effect of strong equity markets and business growth, expense and interest rate reserve releases in the Philippines, which improved earnings by $10 million, and lower losses of $11 million in Indonesia where a reserve strengthening unfavourably impacted its 2006 results. These favourable variances were partially moderated by the impact of additional investment for expansion initiatives in India and China.
Corporate had common shareholders’ net income of $184 million for the year ended December 31, 2007, $127 million lower than in 2006. The reduction was driven by the after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand, an $18 million premium paid to redeem US$600 million of 8.53% Partnership Capital Securities and lower earnings of $60 million in run off reinsurance from reserve strengthening related to interest rate and equity market assumptions.
RETURN ON EQUITY
ROE based on common shareholders’ net income was 13.8% in 2007, the same as in 2006, while the operating ROE of 14.3% in 2007, which does not include the charges of $75 million outlined on page 22, increased by 50 basis points from 13.8% in 2006. Higher earnings and the impact of SLF Inc.’s share buyback program along with the change in the value of the foreign currency translation account contributed to the rise in operating ROE. Changes to Canadian investment accounting rules that came into effect on January 1, 2007 resulted in a $186 million rise in opening retained earnings and a $359 million increase in opening accumulated OCI that reduced ROE and

Sun Life Financial Inc.  |  sunlife.com       23

Management’s discussion and analysis
operating ROE by 47 basis points and 48 basis points, respectively. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on reported and operating earnings were 13.5% and 13.9%, respectively, in 2007.
ASSETS UNDER MANAGEMENT
The Company’s AUM consist of general funds, segregated funds and other AUM, including mutual and managed funds which include institutional and other third-party assets managed by the Company. Assets managed by CI Financial, in which Sun Life Financial has a 36.6% equity interest, are excluded from the AUM reported by the Company. CI Financial’s total fee-earning assets were $104 billion as at December 31, 2007, an increase of $22 billion from 2006.
Total AUM were $425 billion as at December 31, 2007, a decrease of $17 billion compared to $442 billion as at December 31, 2006. The decrease of $48 billion from currency fluctuations was partly moderated by solid equity market performance that generated $21.6 billion in additional value in 2007, net sales of mutual, managed and segregated funds of $3.3 billion, an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules, and continued business growth.
The Company’s general fund assets decreased to $114.3 billion, down $3.5 billion, or 3%, from the December 31, 2006 level. The strengthened Canadian dollar against other foreign currencies caused an unfavourable currency effect of $9.4 billion. This was partly compensated for by an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules and continued business growth, primarily in SLF Canada and SLF U.S., including the Genworth EBG acquisition at the end of May 2007.
Segregated fund assets increased to $73.2 billion as at December 31, 2007 compared to $70.8 billion as at December 31, 2006. Net inflows of $5.5 billion and an increase in asset values of $2.5 billion due to higher markets were partially reduced by an unfavourable currency impact of $5.6 billion.
Other AUM decreased to $237.8 billion, $15.0 billion less than as at December 31, 2006 mainly from the unfavourable effect of $33 billion related to currency fluctuations. Market growth of $19.0 billion and MFS’s acquisition, at the end of June 2007, of six closed-end funds with total assets of $1.1 billion partly reduced the currency impact.
REVENUE
Under Canadian GAAP, revenues include premiums received on life and health insurance policies as well as fixed annuity products. Net investment income earned on general fund assets and fee income received for services provided are also included. Revenue does not include segregated fund deposits, mutual fund deposits or managed fund deposits.
Changes to Canadian investment accounting rules that became effective on January 1, 2007, resulted in increased net investment income volatility in 2007 arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these held-for-trading assets were largely offset by corresponding changes in the value of actuarial liabilities.
The Company’s total revenue for the year ended December 31, 2007 decreased to $21.2 billion, down $3.1 billion from 2006. Total premiums fell by $1.5 billion in 2007 with both annuities and life insurance premiums lower than in 2006, while health insurance premiums increased over 2006. Net investment income reduced 2007 revenue by $1.8 billion from 2006, reflecting volatile capital markets and the changes to the Canadian investment accounting rules effective at the beginning of 2007. Fee income was up $198 million from 2006 on higher average net fee-earning assets. Total revenue growth was suppressed by $563 million because of the Canadian dollar appreciation against foreign currencies in 2007.
TOTAL REVENUE

($ millions)	2007	2006	2005

Premiums
Annuities	3,530	5,380	4,556
Life insurance	6,010	6,168	5,683
Health insurance	3,584	3,061	2,701

Total premiums	13,124	14,609	12,940
Net investment income	4,852	6,664	6,079
Fee income	3,212	3,014	2,899

Total	21,188	24,287	21,918

Annuity premiums of $3.5 billion, a $1.9 billion reduction from 2006 reflected the US$1.8 billion medium-term notes issued in 2006 that were not repeated in 2007 and a decrease of $111 million arising from a stronger Canadian dollar. When compared to 2006 annuity premiums of $3.4 billion without the US$1.8 billion issuances of medium-term notes 2007 annuity premiums rose by $153 million, or 4.5%. In SLF U.S., variable annuities premiums increased by $97 million, or 15%, over 2006 on sales momentum.
Life insurance premiums of $6.0 billion declined by $158 million in 2007 compared to 2006. SLF Canada had higher life insurance premiums of $72 million over 2006 due to business growth and SLF U.S. life insurance premiums were lower by $196 million in 2007 mainly due to the impact of the stronger Canadian dollar relative to the U.S. dollar. Total life insurance premiums in 2007 were weakened by $162 million from the impact of the stronger Canadian dollar.

24       Sun Life Financial Inc.  | Annual Report 2007

Management’s discussion and analysis
Health insurance premiums rose $523 million, or 17%, to $3.6 billion in 2007, mainly attributable to the acquisition of Genworth EBG in SLF U.S. and business growth in SLF Canada Group Benefits. The increase was lessened by an unfavourable impact of $63 million arising from the strengthening of the Canadian dollar against foreign currencies.
Net investment income was $4.9 billion in 2007, down from $6.7 billion in 2006, mainly from a decrease in value of held-for-trading assets. There was a corresponding decrease in actuarial liabilities. The unfavourable impact of $92 million from currency fluctuations during 2007 also reduced net investment income.
Fee income of $3.2 billion earned during 2007 improved by $198 million from 2006. The higher fee income from growth in fee-based assets in SLF Canada, SLF U.S. and MFS was moderated by the unfavourable impact of $136 million from an appreciated Canadian dollar relative to most other currencies.
POLICY BENEFITS
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2007 were $14.2 billion, up $1.3 billion from 2006. The impact of a strong Canadian dollar against foreign currencies reduced the 2007 payments by $376 million compared to 2006. Higher levels of health benefits payments of $363 million, including both SLF U.S. Employee Benefits Group and SLF Canada Group Benefits and higher maturities and surrenders of $543 million primarily associated with the maturing of European medium-term notes mainly caused the increased payments to policyholders in 2007 compared to 2006. Net transfers to segregated funds grew by 14% on sustained demand for market-based products, although this was dampened somewhat by rising interest rates in the first half of the year. Changes in actuarial liabilities reflected a decrease of $2.5 billion in 2007 compared to an increase of $2.5 billion in 2006. The fluctuation of $5.0 billion related mostly to the impact of changes in Canadian investment accounting rules previously mentioned and the 2006 issuances of US$1.8 billion in medium-term notes that were not repeated in 2007. The SLF U.S. Genworth EBG acquisition during the second quarter of 2007 and the $125 million impact of a stronger Canadian dollar somewhat moderated the reduction in the liability change.
POLICY BENEFITS

($ millions)	2007	2006	2005

Payments to policyholders, beneficiaries and depositors	14,244	12,895	12,802
Net transfers to segregated funds	952	835	704
Increase in actuarial liabilities	(2,515)	2,525	872

Total	12,681	16,255	14,378

EXPENSES AND OTHER
Commission expenses decreased by $105 million, or 5%, in 2007 from the 2006 amount of $1.9 billion. SLF U.S.’s commission expenses were lower by $78 million over 2006, as lower commissions of $150 million in Individual Life were partly offset by an additional $48 million in annuity commissions, mainly relating to higher variable annuity sales and an extra $55 million in the Employee Benefits Group due to business growth, partly related to the Genworth EBG acquisition. SLF Reinsurance also had a reduction in commission expenses of $36 million in 2007 relative to 2006. The strengthening of the Canadian dollar against foreign currencies reduced commission expenses by $73 million.
Operating expenses of $3.2 billion in 2007 were $180 million higher than 2006, including a $98 million reduction from the impact of currency fluctuations. Higher 2007 operating expenses in SLF Asia of $28 million reflected higher sales-related expenses from the strong growth in sales and the charges related to the investment in India and SLF Asia’s Regional Office. Expenses in SLF U.S. rose by $121 million from 2006 with 72% of this increase due to the Employee Benefits Group, mainly as a result of growth from the Genworth EBG acquisition.
EXPENSES AND OTHER

($ millions)	2007	2006	2005

Commissions	1,811	1,916	1,726
Operating expenses	3,183	3,003	2,899
Intangibles amortization	77	25	22
Premium taxes	240	205	190
Interest expenses	349	323	273
Income taxes	522	389	531
Non-controlling interests in net income of subsidiaries	35	27	23
Participating policyholders’ net income (loss)	2	7	9
Dividends to preferred shareholders	69	48	24

Total	6,288	5,943	5,697

Intangibles amortization of $77 million in 2007 was up $52 million compared to 2006. During 2007, the Clarica brand name was retired and the Company took a write-down of the intangible asset amount before tax of $52 million.
Interest expenses increased by $26 million over 2006 to $349 million in 2007, reflecting the additional debentures issued in 2007 and a full year’s worth of interest charged for the debentures issued during 2006.
Income taxes of $522 million in 2007 grew by $133 million from 2006 levels due to proportionately higher earnings from higher tax jurisdictions in 2007 than in 2006 and increased taxes from higher overall 2007 earnings compared to 2006.

Sun Life Financial Inc.  | sunlife.com     25

Management’s discussion and analysis
QUARTERLY INFORMATION
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.
Quarterly information

($ millions, unless otherwise noted)	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income
Operating(1)	560	583	593	558	545	541	512	493
Reported	555	577	590	497	545	541	512	491
Fully diluted EPS (in dollars)
Operating(1)	0.98	1.01	1.03	0.96	0.94	0.93	0.88	0.84
Reported	0.97	1.00	1.02	0.86	0.94	0.93	0.88	0.84
Basic reported EPS (in dollars)	0.98	1.02	1.03	0.87	0.95	0.94	0.88	0.84
Return on Shareholders’ Equity (ROE) (annualized)
Operating(1)	14.3%	14.8%	14.6%	13.5%	14.0%	14.4%	13.6%	13.2%
Reported	14.2%	14.7%	14.5%	12.0%	14.0%	14.4%	13.6%	13.1%
Business Groups common shareholders’ net income
SLF Canada	263	257	280	250	257	240	264	234
SLF U.S.	157	170	156	98	97	136	90	125
MFS	73	68	68	72	71	58	53	52
SLF Asia	38	30	17	38	33	13	31	24
Corporate	24	52	69	39	87	94	74	56

Total	555	577	590	497	545	541	512	491
Total revenue	5,405	5,699	4,500	5,584	6,137	6,604	6,231	5,315
Total AUM ($ billions)	425	427	440	451	442	405	391	407

(1)	Operating earnings, fully diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures on page 21,
FOURTH QUARTER 2007 PERFORMANCE
Common shareholders’ net income of $555 million for the quarter ended December 31, 2007, was up $10 million from $545 million in the fourth quarter of 2006. The strengthening of the Canadian dollar relative to foreign currencies since the fourth quarter of 2006 reduced quarterly earnings by $41 million. On a constant currency basis, earnings in the fourth quarter of 2007 were up $51 million, or 9%, over 2006.
The increase in common shareholders’ net income was primarily due to increased earnings in SLF U.S.’s Individual Life business on reduced new business strain and the recovery of previously recorded new business strain due to the implementation of a financing structure to support statutory reserves for certain universal life policies in the U.S. These gains were partially offset by lower earnings from run-off reinsurance in Corporate Support from the negative impact related to updates in interest rate and equity market assumptions.
ROE and operating ROE for the fourth quarter of 2007 were 14.2% and 14.3%, respectively, compared with 14.0% for both ROE and operating ROE in the fourth quarter of 2006. The 30 basis point increase in operating ROE was primarily the result of improved earnings in a number of the Company’s businesses, the repurchase of common shares and the change in value of the foreign currency translation account.
SLF Canada’s earnings increased by $6 million, or 2%, compared to the fourth quarter of 2006. SLF Canada benefited from favourable morbidity in Group Benefits, partially offset by lower investment gains in Individual Insurance & Investments and Group Wealth.

Earnings for SLF U.S. increased $60 million, or 62%, compared to the fourth quarter of 2006. In U.S. dollars, earnings were US$165 million, US$79 million or 92% higher than in the fourth quarter of 2006. Earnings increased in the fourth quarter of 2007 primarily as a result of decreased new business strain on U.S. universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by net reserve strengthening due to actuarial assumption changes.
Earnings for MFS increased $2 million, or 3%, compared to the fourth quarter of 2006. In U.S. dollars, fourth quarter earnings were US$74 million, US$12 million, or 19% higher than in the fourth quarter of 2006 primarily due to growth in assets under management and improved margins. Average net assets of US$203 billion in the fourth quarter of 2007 increased 12% compared to the fourth quarter of 2006.
SLF Asia’s fourth quarter 2007 earnings of $38 million increased by $5 million, or 15%, from the fourth quarter of 2006 primarily due to improved earnings in the Philippines from reserve releases as a result of expense management and interest rate movement. These earnings increases were partially offset by lower earnings in Hong Kong, where 2006 results were favourably impacted by improved asset and liability management, and in India and China as a result of increased investment in future expansion.
Fourth quarter 2007 earnings for Corporate decreased by $63 million compared to the fourth quarter of 2006 due to the impact of negative financial market movements and reserve strengthening in run-off reinsurance related to changes in interest rate and equity

26     Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
market assumptions. In SLF Reinsurance, earnings were lower from less favourable claims experience compared to the fourth quarter of 2006 and lower premium revenue.
Total revenues of $5.4 billion earned in the fourth quarter ended December 31, 2007, decreased by $732 million from the same period in 2006 due to lower annuity premiums of $363 million and lower net investment income of $340 million. Excluding the impact of currency from the appreciated Canadian dollar relative to other foreign currencies, revenues were $5.8 billion in the fourth quarter of 2007 as compared to the $6.1 billion in the fourth quarter of 2006.
Annuity premiums of $733 million for the fourth quarter of 2007 fell by $363 million from the same period in 2006 with lower annuity premiums of $107 million in SLF Canada as about half of the amount related to a drop in guaranteed fund contributions and a decline in SLF U.S. annuities of $241 million, mainly attributable to lower fixed and fixed index annuity premiums. Net investment income of $1.5 billion in the fourth quarter of 2007 declined by $340 million due to the impact of the changes in Canadian investment accounting rules that became effective on January 1, 2007, and a $69 million currency reduction from the impact of a strengthened Canadian dollar from the comparable period in 2006. Life insurance premiums decreased by $181 million from the fourth quarter of 2006 as the stronger Canadian dollar caused an unfavourable currency impact of $122 million. The decrease in life insurance premiums was significantly offset by the $170 million growth in health insurance premiums over the fourth quarter of 2006. SLF U.S. Employee Benefits Group contributed $133 million of the overall increase in health insurance premiums, reflecting the favourable impact of the Genworth EBG acquisition in the second quarter of 2007.
AUM were $425.3 billion as at December 31, 2007 compared to $426.7 billion as at September 30, 2007, and the decrease of $1.4 billion resulted primarily from:
(i)	unfavourable market movements of $1.9 billion, and

(ii)	net outflows of mutual, managed and segregated funds of $1.6 billion partly offset by

(iii)	an increase of $1.2 billion from the fluctuation of the Canadian dollar relative to the prior period currency exchange rates.

Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, policyholder obligations are met, and adequate liquidity is maintained at all times. The Board of Directors’ Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.
INVESTMENT PROFILE
The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 83% of the general funds in cash and fixed income investments as at December 31, 2007. While real estate and stocks comprised 4% and 5%, respectively, of the general funds portfolio, the majority of these assets, 68% each, respectively, are related to the participating policyholders’ account, and the performance of these investments is largely passed on to policyholders over time.
The Company had total general fund invested assets of $103.0 billion as at December 31, 2007, compared to $106.2 billion as at December 31, 2006. The changes in Canadian investment accounting rules effective as at the beginning of January 2007 resulted in a $4.2 billion increase in value of these assets on January 1, 2007. General fund invested assets also benefited from the impact of business growth during the year, including the acquisition of the Genworth EBG business. The increases in the value of general fund invested assets were more than offset by $8.5 billion related to the strengthening of the Canadian dollar against foreign currencies at the end of 2007.

INVESTMENTS

($ millions)	2007			2006
			% of total			% of total
	Carrying value	Fair value	carrying value	Carrying value	Fair value	carrying value

Bonds				69,230	72,524	65
Held-for-trading bonds	50,608	50,608	49
Available-for-sale bonds	9,148	9,148	9
Mortgages and corporate loans	20,742	21,046	20	15,993	16,322	15
Stocks				4,899	5,544	4
Held-for-trading stocks	4,438	4,438	4
Available-for-sale stocks	788	788	1
Real estate	4,303	5,183	4	3,825	4,549	4
Policy loans	2,959	2,959	3	3,105	3,105	3
Cash, cash equivalents and short-term securities	5,500	5,500	5	6,239	6,239	6
Derivative assets	1,947	1,947	2
Other invested assets including held-for-trading and available-for-sale other invested assets	2,587	4,295	3	2,908	4,605	3

Total invested assets	103,020	105,912	100	106,199	112,888	100

Sun Life Financial Inc.  | sunlife.com       27

Management’s discussion and analysis
Included in the Company’s diversified investment portfolio as at December 31, 2007 were $821 million of bank sponsored asset-backed commercial paper (ABCP) in Canada. In addition, the Company had indirect exposure to ABCP through its money market holdings in the U.S., the majority of which was sponsored by major banks in the U.S.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2007 Consolidated Financial Statements.
BONDS
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2007, the Company held $59.8 billion of bonds, which constituted 58% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 98% of the total bond portfolio as at December 31, 2007.
As at December 31, 2007, the Company held $11.0 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 76% of the total bond portfolio as at December 31, 2007, compared to 79% as at December 31, 2006 on an equivalent basis for the changes in Canadian investment accounting rules. The decrease reflects the Company’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the evolution of its business.
The Company’s bond portfolio as at December 31, 2007 included $6.6 billion of asset-backed securities, representing approximately 11% of the Company’s bond portfolio, or 6% of the Company’s total invested assets, as categorized in the following table.
ASSET-BACKED SECURITIES

($ millions)	2007		2006
	Fair	Investment	Fair	Investment
	value	grade %	value	grade %

Commercial mortgage- backed securities	2,523	99	2,592	99
Residential mortgage- backed securities:
Non-agency	1,486	100	2,221	100
Residential mortgage- backed securities:
Agency	1,112	100	1,541	100
Collateralized debt obligations	422	97	411	93
Other	1,075	99	1,543	99

Total	6,618	99	8,308	99

As at December 31, 2007, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $337 million and $179 million, respectively, together representing approximately 0.5% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 97% of these investments either were issued before 2006 or have an “AAA” rating.
The Company had total exposure of $1,045 million to monoline insurers as at December 31, 2007, of which $84 million, or 8% represented direct exposure to the monoline insurers and $961 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, the underlying bonds have an average credit quality of between “A” and “BBB” as at December 31, 2007.
MORTGAGES AND CORPORATE LOANS
The Company’s mortgage portfolio almost entirely consists of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2007, the mix of the Company’s mortgage portfolio was 81% nonresidential and 19% residential and approximately 36% of mortgage loans will mature by December 31, 2012. The Company seeks to renew a significant portion of its mortgages as they mature, providing that they continue to meet the Company’s investment criteria.
As at December 31, 2007, the Company held $5.3 billion in Corporate Loans as compared to the $4.9 billion in 2006. As previously mentioned on page 20 of this MD&A, Corporate Loans were reported with mortgage loans on the consolidated balance sheet in 2007.

28       Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
MORTGAGES BY TYPE AND LOCATION

		Non-
($ millions)	Residential	residential	Total

2007
Canada	2,723	6,382	9,105
United States	274	6,005	6,279
United Kingdom	–	84	84

Total mortgages	2,997	12,471	15,468

Corporate loans			5,274

Total mortgages and corporate loans			20,742

2006
Canada	2,794	6,347	9,141
United States	306	6,404	6,710
United Kingdom	–	142	142

Total mortgages	3,100	12,893	15,993

STOCKS
The Company’s equity portfolio is diversified and over 58% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are indexed to the S&P/TSX 60 Index Fund, Standard & Poors Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2007, $2.2 billion, or 43%, of the Company’s equity portfolio consisted of Canadian issuers; $1.7 billion, or 33%, of U.S. issuers; $893 million, or 17%, of U.K. issuers; and $388 million, or 7% of issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial and ETF funds, no single issuer exceeded 2% of the portfolio as at December 31, 2007.
REAL ESTATE
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2007. Real estate investments are diversified by country, with 66% of the portfolio located in Canada, 27% in the United States and 7% in the United Kingdom as at December 31, 2007.
Gains on the sale of real estate remained on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $276 million in deferred net realized gains on real estate as at December 31, 2007.
DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MITIGATION
The fair value of derivative assets held by the Company was $1.9 billion, while the fair value of derivative liabilities was $638 million as at December 31, 2007. Derivatives designated as hedges for accounting purposes and those not designated as hedges, represented 13% and 87%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility associated with recording derivative fair values through income. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities.
The primary uses of derivatives in 2007 are summarized in the table below.

Products/Application	Use of derivative	Derivative used

U.S. universal life contracts, and U.K. unit- linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and manage the equity exposure due to certain regulatory requirements for the U.K. unit-linked pension products	Interest rate options and swaps; short equity forwards

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put options on equity index; futures on equity indices and on interest rates

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices and interest rates

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

Sun Life Financial Inc. | sunlife.com       29

Management’s discussion and analysis
In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are generally performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires the counterparty to post collateral daily.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	2007	2006

As at December 31
Net fair value	1,309	1,122
Total notional amount	42,642	44,140
Credit equivalent amount	2,351	2,361
Risk-weighted credit equivalent amount	56	55

The total notional amount decreased to $42.6 billion as at December 31, 2007, from $44.1 billion at the end of 2006, primarily due to the strengthening of the Canadian dollar and decreased use of derivatives to manage equity risk, which was largely offset by the increased use of derivatives to manage currency exposure. With the changes to the Canadian investment accounting rules on January 1, 2007, all derivative financial instruments were reported on the balance sheet at fair value. The net fair value increased to $1.3 billion in 2007 from the 2006 year-end amount of $1.1 billion. This primarily reflected changes in market conditions affecting the valuation of the derivative instruments.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2007, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $372 million, $1,318 million and $661 million, respectively. The corresponding risk-weighted credit equivalent amounts were $10 million, $32 million and $14 million, respectively. Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2007 Consolidated Financial Statements.
DEFERRED NET REALIZED GAINS
All deferred net realized gains relating to bonds, mortgages, stocks and derivatives as at December 31, 2006, were credited to opening retained earnings on January 1, 2007 as prescribed by the changes in Canadian investment accounting rules. Under the new rules that became effective January 1, 2007, gains and losses on sales of these assets are no longer deferred and amortized into future investment income.
Additional details are found under Changes in Accounting Policies in 2007 on page 20 of this MD&A and in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.
IMPAIRED ASSETS
The changes in investment accounting rules effective January 1, 2007 affected the magnitude of impaired assets in 2007 as compared to prior years. Financial assets that are classified as held-for-trading, which represented 56% of the 2007 invested assets, do not have allowances for losses since changes in the fair value of these assets are now recorded to income and the assets are recorded at fair value on the balance sheet.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $49 million as at December 31, 2007, $21 million less than the December 31, 2006 level for these assets. This represents the high credit quality of these assets in the Company’s investment portfolio.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.9 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at December 31, 2007, compared with $2.6 billion in 2006.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets as at December 31, 2007 represented $5.2 billion and the associated unrealized losses amounted to $319 million as at December 31, 2007.
In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these temporarily impaired investments will be met and/or the Company has the ability to hold these investments until recovery in value.
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2007 Consolidated Financial Statements.

30      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Business segment overview
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 11 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.
SLF Canada
Business highlights
•	Integrated its brand strategy in Canada to leverage more effectively the Sun Life Financial brand and launched its multimedia advertising campaign to support its brand strategy and reinforce the important role Sun Life Financial plays in the lives of Canadians
•	Introduced SunWise Elite Plus Guaranteed Minimum Withdrawal Benefit rider in the first quarter of 2007, contributing to an increase in individual segregated fund sales of 32% over 2006
•	Continued to expand success in GRS with an overall sales increase of 61% and growth in the rollover market with the retention of $725 million in assets from members leaving plans in 2007, representing an increase of 33% over 2006 and a retention ratio of 40% as at December 31, 2007

BUSINESS PROFILE
SLF Canada is a market leader with a customer base representing one in five Canadians. SLF Canada’s business units, consisting of Individual Insurance & Investments, Group Benefits and Group Wealth, offer a full range of protection and wealth accumulation products and services to individuals and corporate clients. SLF Canada also has investments in the Canadian asset management sector. Individual Insurance & Investments includes the Company’s 36.6% interest in CI Financial and Group Wealth includes a 59% economic interest in McLean Budden Limited.

INDUSTRY PROFILE
Three large Canadian insurers account for approximately two-thirds of the life, health and annuity segments in Canada as measured by premiums. These companies serve the core markets, while regional and niche markets are served by a number of small to medium-sized companies. It is becoming increasingly important that a company have economies of scale, good customer service, strong distribution capabilities, technological innovation and operational excellence to succeed in a consolidated industry.

BUSINESS STRENGTH
SLF Canada has a well-positioned franchise in the Canadian marketplace. Its distribution breadth and strong service and technology infrastructure help sustain its reputation as a leading Canadian financial services company.
Strengths
•	National market leadership positions in Individual and Group businesses

•	A multi-distribution strategy for Individual Insurance & Investments with Sun Life Financial Advisors providing a stable level of insurance and wealth sales and the growing third-party channel focusing on the affluent market

•	The strategic partnership with CI Financial leverages its strong asset management products and SLF Canada’s unique distribution capabilities

•	The group businesses differentiate themselves from the competition with long-standing customer relationships, a regional service delivery model, service innovations and recognized capability in delivering holistic solutions

•	Leading provider in the asset retention rollover business, which is a growing market segment

•	Strong ability to work across business units to serve customers as demonstrated by the Total Benefits offering that allows for integrated access to group products and services by plan members and sponsors

•	Solid risk management focus that continues to strengthen and enable business decision making
Opportunities
•	Leverage SLF Canada’s strengths across its businesses to capitalize on increasing retirement needs

•	Build lifelong relationships with Canadians by offering improved services to transitioning plan members through cross-business unit collaboration

•	Expand rollover business by continuing to increase asset retention for retirement assets, and focus on group benefits and expanding participation in voluntary benefits

STRATEGY
SLF Canada helps customers achieve lifetime financial security throughout their life stages by providing advice and products on insurance and investments through multiple distribution touch points. SLF Canada will meet its customers’ changing life, health and wealth needs through integrated products and solutions. It will also continue to strengthen its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partnerships’ members and customers.

Sun Life Financial Inc.  |  sunlife.com      31

Management’s discussion and analysis
Additional value will be created by enhancing productivity and efficiency in SLF Canada’s delivery of operational excellence to its customers, intermediaries and shareholders.
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations

(C$ millions)	2007	2006	2005

Premiums	6,004	5,721	5,314
Net investment income	2,586	2,993	2,780
Fee income	695	619	564

Total revenue	9,285	9,333	8,658
Client disbursements and change in actuarial liabilities	6,149	6,277	5,625
Commissions and other expenses	1,868	1,774	1,660
Income taxes	200	262	385
Non-controlling interests in net income of subsidiaries and par policyholders’ income	18	25	25

Common shareholders’ net income	1,050	995	963

SLF Canada’s common shareholders’ net income of $1,050 million in 2007 increased by $55 million over 2006. The increase was due to higher Individual Insurance & Investments earnings and Group Wealth earnings resulting from the favourable impact of internal reinsurance transactions on actuarial reserves and favourable morbidity experience in Group Benefits partially offset by the positive reserve impact from cash-flow methodology refinements in 2006 and re-branding expenses of $10 million in 2007.
Revenue for 2007 was $9.3 billion, consistent with 2006 as growth in premiums and fee income were offset by a decrease in net investment income.
GRS had an outstanding sales year in 2007 with gross sales over $3.3 billion and Individual Wealth sales up by $593 million to $3.9 billion from the boost in sales of segregated funds.
ROE(1) for SLF Canada rose to 15.0% in 2007 compared to 14.1% in 2006, primarily due to increased earnings.
SLF Canada’s total AUM were $127.9 billion at the end of 2007, up 3% from the 2006 level. Net sales of segregated funds and positive market performance primarily drove the AUM growth.
RESULTS BY BUSINESS UNIT
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments strategy is to meet the financial security needs of customers through advice from a trusted advisor on a full suite of integrated life, health and wealth products.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multichannel distribution model composed of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. In addition, the Sun Life Financial Advisor Sales Force distributes mutual funds marketed primarily by CI Financial.
Individual Insurance & Investments’ earnings increased to $622 million in 2007 from $585 million in 2006 mainly due to the favourable impact of an internal reinsurance transaction on actuarial reserves.
Individual life and health insurance sales rose by 10% over 2006 to $180 million for the year ended December 31, 2007. In particular, insurance sales from the wholesale distribution channel grew by 38% to $47 million in 2007, demonstrating the steady progress in gaining traction in this channel. The Sun Life Financial Advisor Sales Force insurance sales were higher by $4 million over 2006 due to improved productivity per advisor.

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP financial measures on page 21.
32      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Individual Wealth sales increased by $593 million, or 18%, to $3.9 billion in 2007 from the boost in sales of segregated funds. Segregated fund sales improved by $425 million or 32% in 2007 over 2006.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 12,000 employers with a market share of approximately 22%, based on new annualized premium and premium equivalents for the year ended December 31, 2006. The business unit provides life, dental, drug, extended health care, and disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.
In 2007, the Customer Solutions Centre was established to offer employees transitioning from their employer-sponsored group plans access to other Sun Life Financial products and services, providing Group Benefits an opportunity to build lifetime relationships with its customers.
Group Benefits’ 2007 common shareholders’ net income of $255 million improved by $8 million over 2006, reflecting more favourable morbidity experience, partially offset by the positive reserve impact from cash-flow methodology refinements in 2006. Group Benefits recognized continued growth through its Total Benefits offering, which integrates access to the services of Group Benefits, GRS and preferred third-party providers, to enhance the customer experience. Total Benefits partners with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.
Sales, measured by annualized premiums and premium equivalents reached $275 million in 2007 as a result of consistently strong sales in all sectors. Client retention remained strong, with cancellation rates at 3% of premium and premium equivalents. This led to business in-force increasing by 7% from December 31, 2006, to $6.1 billion as at December 31, 2007.
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 59% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of defined contribution plans in Canada, with a 32% market share(1) and serving over one million plan participants at the end of 2007. GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost effective solutions to the small employer market. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and a team dedicated to the rollover sector.
Group Wealth net income increased to $173 million in 2007 from $163 million in 2006, primarily due to the favourable impact of an internal reinsurance transaction on actuarial reserves, and increased earnings from fee-based businesses partly offset by less favourable payout annuity mortality experience.
GRS sales increased 61% in 2007 and exceeded the $3.3 billion mark in 2007 as a result of consistently strong sales across all product categories. GRS increased its Corporate sales by $81 million, or 22%, over 2006. GRS sales also benefited by $180 million over 2006 from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $725 million in 2007. The rollover product portfolio complements its core products and services to members of defined contribution plans.
GRS AUM of $35 billion in 2007 grew by 7% over 2006 with strong sales results, positive cash flow and improved equity markets.

SLF U.S.
Business highlights
•	Acquired the Genworth EBG business on May 31,2007

•	Launched the Annuities business unit’s innovative Income ON DemandSM guaranteed income rider on the variable annuity (VA) product in early March of 2007. The offering has been favourably received in the market and generated sales of US$1.3 billion through December 31, 2007, representing 46% of total domestic VA sales for the year

•	Implemented a financing arrangement to address the U.S. statutory reserve requirements for certain universal life products; this financing arrangement reduced new business strain, in addition to recovering previously reported new business strain

BUSINESS PROFILE
SLF U.S. delivers innovative protection and wealth accumulation products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed and fixed index annuities, private placement variable annuities for high net worth clients and investment management services. The Individual Life business unit offers protection products, such as single and joint universal life and variable universal life to affluent individuals, private placement variable universal life for high net worth clients (PPVUL) and corporate-owned

(1)	As measured by Benefits Canada magazine’s 2007 Defined Contribution Plan Survey released in December 2007.
Sun Life Financial Inc.  |  sunlife.com       33

Management’s discussion and analysis
and bank-owned life insurance (COLI/BOLI). The Employee Benefits Group, formerly named Group Life & Health, offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance for employers and voluntary worksite products.

INDUSTRY PROFILE
In an industry that is highly competitive, the top ten companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The need for operational scale within this environment continues to drive organizations to seek acquisition opportunities.
Demographic and economic trends also provide opportunities for financial services organizations. An increasing number of baby boomers are entering retirement at a time when life expectancy is rising and this presents SLF U.S. with significant opportunities to provide both protection and wealth accumulation products. The trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals accelerates opportunities for SLF U.S. to offer wealth accumulation products. As employers increasingly shift the cost of benefits to employees because of rising health care costs, group benefits providers, such as SLF U.S. Employee Benefits Group, are positioned to attract a share of employee dollars allocated to these benefits.

BUSINESS STRENGTH
SLF U.S. chooses to focus on selected strategic market segments to compete effectively in its marketplace. SLF U.S. concentrates on organic growth and growth from focused acquisitions by providing broad and expanding product and distribution capabilities along with innovative product solutions.
Strengths
•	Competitive and innovative products such as Income ON DemandSM designed to provide customer value and achieve profit targets
•	Strong training and marketing support that increases wholesaler productivity and enhances sales growth momentum
•	Multi-site service strategy that allows for enhanced efficiency and customer service
•	Strong risk management helping to ensure financial stability
•	Strong financial and insurance ratings
Opportunities
•	Leverage the power of SLF U.S.’s distribution network across all product lines
•	Serve the needs of the growing retirement market with innovative customer solutions
•	Augment operations through additional focused acquisitions, which provide operational scale in SLF U.S.’s core businesses
•	Leverage scale resulting from the Genworth EBG acquisition to expand market reach
•	Leverage product and innovation skills to expand in global markets

STRATEGY
SLF U.S. will drive profitable growth through strong distribution relationships, product innovation, and focused acquisitions.
To help its customers achieve lifetime financial security, SLF U.S. will offer a broad set of distinctive, value-added protection and retirement savings products through a diverse and expanding distribution network. These products will leverage SLF U.S.’s investment and risk management expertise and innovation skills to meet customers’ changing needs. SLF U.S. will build strong partnerships with its distributors, providing excellent tools and service to increase productivity and increase market share.
SLF U.S. will add additional value through ongoing improvements in efficiency and productivity through its international multi-site service centre and will pursue focused acquisitions to enhance growth through increased scale, complementary products and expanded distribution channels.
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations

(C$ millions)	2007	2006	2005

Premiums	5,528	7,261	6,246
Net investment income	1,560	2,512	2,298
Fee income	742	692	617

Total revenue	7,830	10,465	9,161
Client disbursements and change in actuarial liabilities	5,057	8,054	6,993
Commissions and other expenses	2,047	1,941	1,560
Income taxes	142	21	113
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	1	–

Common shareholders’ net income	581	448	495

Selected financial information
(US$ millions)

Total revenue	7,276	9,248	7,539
Common shareholders’ net income	553	395	409

34      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis

For the year ended December 31, 2007, SLF U.S. reported earnings of $581 million, up $133 million, or 30%, from 2006. The strengthening of the Canadian dollar against the U.S. dollar during 2007 decreased earnings by $32 million, based on 2006 exchange rates.
On a U.S. dollar basis, earnings increased by US$158 million to US$553 million from US$395 million in 2006. The earnings improvement was primarily driven by Individual Life’s decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by net reserve strengthening due to actuarial assumption changes. Increased earnings of US$23 million over 2006 in the Employee Benefits Group arose from business growth including the impact of the Genworth EBG acquisition in the second quarter of 2007. Annuity earnings also benefited from the positive impact of equity market movements on annuity asset-based fee income and the net favourable impact of variable annuity hedge and reserve movements partially offset by the unfavourable impact of credit spread movements.
Revenue for 2007 was US$7.3 billion, virtually flat with 2006 when excluding the US$1.8 billion medium-term notes issued in 2006. In 2007, increased premiums on sales growth after excluding the 2006 medium-term notes issue were offset by lower net investment income due to the changes in Canadian investment accounting rules effective as at January 1, 2007.
SLF U.S.’s 2007 sales were US$5.7 billion, up 26% from 2006, excluding the US$1.8 billion medium-term notes issued in 2006, as all lines of business except fixed index annuities increased sales over 2006. New distribution partnerships and new product introductions and enhancements during 2007 also started to benefit the business.
SLF U.S.’s ROE(1) increased to 13.5% in 2007 from 11.5% in 2006 due to higher net income, partially offset by higher capital requirements, including the capital increase due to the Genworth EBG acquisition.
Total AUM were US$69.1 billion as at December 31, 2007, up 9.5% from 2006 on strong Individual Life sales, the acquisition of the Genworth EBG business and the impact of strong equity market performance partially offset by net surrenders in fixed and fixed index annuities.
RESULTS BY BUSINESS UNIT
Annuities
The Annuities business unit provides variable, fixed and fixed index annuity products and investment management services. It is an integral part of the SLF U.S. growth platform. Key drivers of the business include broad distribution, risk management, industry-leading customer service capabilities and product innovation.
Annuities earnings of US$316 million for the year ended December 31, 2007, increased by US$18 million compared to the same period in 2006. The positive impact of equity market movements on annuity asset-based fee income and the net favourable impact of the variable annuity hedge and reserve movement were partially moderated by the unfavourable impact of credit spread movement.
Annuity sales for 2007 of US$4.7 billion compared to US$5.5 billion in 2006, which included the US$1.8 billion from the issuance of medium-term notes. Without the impact of the medium-term notes, annuity sales were up 27% over 2006, primarily due to the 65% increase in gross domestic variable annuity sales. The investment in distribution and product development contributed to this growth. A number of new or enhanced products with innovative features were introduced, including the Income ON DemandSM lifetime income rider for variable annuities.
Fixed index annuity sales of US$464 million decreased by 37% from 2006 due to rising competition related to fixed index bonus products.
Individual Life
The Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP Financial Measures on page 21.
Sun Life Financial Inc.  | sunlife.com       35

Management’s discussion and analysis
products, including single and joint universal life, COLI/BOLI, and PPVUL. The business unit accesses its target customers through general agents and third-party intermediaries both in the United States and offshore.
Individual Life earnings in 2007 were US$167 million, an increase of US$117 million, or 234% over 2006. The increase resulted from decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, including the recovery of prior period new business strain. These positive factors were partially offset by net reserve strengthening due to actuarial assumption changes.
Large case BOLI new premium and deposits were US$2.2 billion, an increase of US$1.6 billion over 2006 from multiple large case sales as the business continued to grow. The full year impact of the new BOLI Pooled Stable Value product, which was launched in late 2006 for the community bank market, added US$198 million to new premiums and deposits in 2007 compared to the US$68 million of new premiums and deposits in 2006.
Core universal life new premiums and deposits of US$351 million, which excluded COLI/BOLI, PPVUL and offshore products fell by 48% from 2006 with the universal life product repricings during 2007.
Employee Benefits Group
The Employee Benefits Group business unit, formerly called Group Life & Health, provides group life, long-term and short-term disability, medical stop-loss insurance and dental insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. The Employee Benefits Group expanded products, markets and distribution, and further leveraged its strong underwriting expertise and extensive distribution capabilities through the Genworth EBG acquisition.
The Genworth EBG business acquisition which closed on May 31, 2007 strengthened and complemented Sun Life Financial’s existing product offerings in the U.S. in group life, disability, stop-loss and dental insurance product portfolios. The acquisition solidified Sun Life Financial’s top 10 market share ranking and positioned the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth EBG business’ extensive distribution network and focus on the small-case employer market helped to accelerate Sun Life Financial’s group insurance growth strategy in the U.S.
Employee Benefits Group earnings in 2007 were US$70 million, an increase of 49% over 2006 primarily due to the Genworth EBG business acquisition and improved claims experience. The operating expense-to-insurance premium ratio improved to 12.8% in 2007 as compared to 13.5% a year ago.
Revenue for the year increased by US$587 million, or 55%, from US$1.1 billion in 2006, primarily as a result of the Genworth EBG acquisition.
Business in-force as of December 31, 2007 grew to almost US$2.1 billion, up 67%, from December 31, 2006, with US$0.7 billion attributed to the Genworth EBG business. Quality service helped achieve an overall persistency rate of 77%.

MFS
Business highlights
•	The pre-tax operating profit margin for 2007 increased to 36% from 29% in 2006
•	Gross sales increased by 16% over 2006 to US$43 billion in 2007 and AUM grew by 7% during 2007 to US$200 billion
•	U.S. retail equity investment performance improved during 2007 with 73% of funds ranking in the top half of their respective three-year Lipper categories as of December 31, 2007 compared with 67% as at December 31, 2006

BUSINESS PROFILE
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

INDUSTRY PROFILE
There are a number of factors within the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small and medium-sized organizations continues to decline.
In 2007, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share. Hedge funds attracted money at record rates during 2007. With the proliferation of more focused index and exchange-traded fund (ETF) products, institutional investors are finding it easier to buy these products cheaply. Consequently, the institutional market continues to differentiate on pricing for investment options that have greater absolute returns. Increasingly, success in the institutional marketplace will require more differentiated products.
36      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
The industry’s move towards intermediary investment platforms continues to increase the importance of investment performance for an organization’s long-term success. The increase in platform sales along with the shift in sales mix to products earning lower fees is placing pressure on distribution fees, which are falling as a percentage of assets.

BUSINESS STRENGTH
MFS has evolved well beyond domestic retail, successfully positioning itself as a global asset manager over the past few years. Through organic growth, MFS has expanded its global distribution and product reach.
Strengths
•	Diversified investment platform that can counteract the volatility of an investment performance strategy

•	Breadth of product

•	Strong client/wholesaler relationships

•	Its global investment platform distinguishes MFS in the global institutional marketplace

•	Strong long-term performance in a number of key investment styles
Opportunities
•	Continued strength in the demand for international assets

•	Increased institutional demand for global equities in the Asia Pacific marketplace

•	More products with stronger investment performance records could provide additional opportunities in the institutional marketplace

•	The marked increase in U.S. Equity performance provides opportunity for improved net sales in select mutual funds

•	A distribution model which will compete more effectively in the defined contribution investment only (DCIO) marketplace

STRATEGY
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of stocks that is becoming more geographically dispersed. In order to improve U.S. mutual fund flows, MFS has invested in a brand awareness campaign and allocated significant resources to take advantage of the considerable DCIO market opportunities.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.
FINANCIAL AND BUSINESS RESULTS

Summary statement of operations
(C$ millions)	2007	2006	2005

Total revenue	1,687	1,662	1,648
Commissions and other expenses	1,206	1,271	1,355
Income taxes	185	150	110
Non-controlling interests in net income of subsidiaries	15	7	4

Common shareholders’ net income	281	234	179

Selected financial information
(US$ millions, unless otherwise noted)	2007	2006	2005

Total revenue	1,573	1,464	1,360
Common shareholders’ net income	262	206	147
Sales (US$ billions)
Gross	42.7	37.0	38.8
Net	(4.0)	0.2	7.5
Average net assets (US$ billions)	198	172	151

MFS common shareholders’ net income of $281 million for 2007 rose $47 million, or 20%, from $234 million in 2006 in spite of the strengthening of the Canadian dollar against the U.S. currency. This currency effect decreased MFS’s 2007 reported earnings by $16 million, based on 2006 exchange rates.
On a U.S. dollar basis, earnings grew by US$56 million, or 27%, to US$262 million in 2007 due to increased AUM and improved margins.
Fee income of US$1.5 billion in 2007 rose by US$112 million from 2006 levels on higher average net assets although the effective asset-based fee rate declined throughout the year. The advisory revenue portion of fee income increased by 15% to US$987 million but other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower maintenance fees.
Continued cost containment efforts and enhanced productivity have increased profitability as evidenced by the improving trend of MFS’s pre-tax operating margin ratio over the last several years.

Sun Life Financial Inc.  | sunlife.com       37

Management’s discussion and analysis

(1)	The pre-tax operating profit margin ratio is a non-GAAP measure described under the heading Non-GAAP Financial Measures on page 21.
AUM ended 2007 at a record US$200 billion, an increase of 7% for the year due to positive market performance of US$15.7 billion and the acquisition of six closed-end funds with total assets of US$1.0 billion at the end of June 2007 contributing to the growth. Net redemptions of US$4.0 billion during 2007 partly offset the AUM growth with net outflows of retail mutual funds of US$4.8 billion for 2007 only somewhat offset by positive institutional product net flows of US$0.8 billion. Average net assets increased by 15% to US$198 billion in 2007, up from US$172 billion in 2006.
There has been a shift in gross sales in recent years to a more diversified product line-up. The strong growth in institutional and non-U.S. retail fund sales has helped to balance MFS’s overall portfolio. The following chart is a good illustration of how MFS’s gross sales have diversified.

SLF Asia
Business highlights
•	Individual insurance sales rose by 77% in 2007 over 2006, with triple-digit growth in India and China, while Hong Kong and Indonesia achieved double-digit growth, driven by strong demand for investment-linked products

•	Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright) was awarded two significant group benefits plans during the third quarter of 2007; Sun Life Everbright offers group life and health benefits to the 13,000 employees of China Everbright Group and Everbright Bank, and provides claims administration for the 3 million members of the Tianjin Bureau of Labour and Social Security

•	Birla Sun Life increased its footprint with the opening of 202 branches during 2007 that grew the operation to 339 offices in 256 cities in India

BUSINESS PROFILE
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. These five markets hold 70% of the total Asian population. The Regional Office in Hong Kong facilitates best practices and sharing of resources, as well as drives the development of markets and new lines of business.
Individual life insurance products and services are offered in all five markets and Hong Kong and China also provide individual health insurance. Group insurance, pensions and retirement products and services are offered in the Philippines, Hong Kong, China and India. Mutual funds are also sold in the Philippines and India. These protection and wealth accumulation products are distributed to middle and upper-income individuals, employer-employee groups and affinity clients through multi-distribution channels, with the career agency remaining the dominant intermediary.
38       Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
INDUSTRY PROFILE
The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets such as India and China to the more mature market of Hong Kong. The increasing competition in India and China is characterized by the continued inflow of new entrants that include both local and foreign companies. The low insurance penetration rates, measured by insurance premiums relative to Gross Domestic Product in these developing markets, provide the impetus for companies to enter and expand their operations.
The regulatory environment in the region is evolving. There is increased focus on consumer protection, primarily related to unit-linked products.

BUSINESS STRENGTH
SLF Asia represents a long-term growth engine for Sun Life Financial. Its accelerated penetration, particularly into India and China, the largest and fastest growing Asian life insurance markets, focuses on increasing sales and expanding business operations to achieve scale rapidly.
Strengths
•	Solid foundations in Hong Kong and the Philippines to support SLF Asia’s growth in developing markets

•	SLF Asia can leverage the Company’s international resources and expertise to develop innovative, value-added products

•	The Philippines has strong asset management practices, demonstrating superior investment performance
Opportunities
•	The demand for innovative health and wealth management products exists as the public “safety net” is limited

•	Intensive competition for agent recruitment combined with increased public acceptance of alternate distribution channels provide opportunities to leverage SLF Asia’s telemarketing expertise

•	India’s middle class, with its increasing wealth, provides opportunities to offer innovative wealth accumulation and protection products

STRATEGY
SLF Asia’s strategy is to achieve scale rapidly in each market where it operates to develop into a significant long-term revenue and earnings growth operation. As such, it is increasing its speed to market for new and innovative products and leveraging the Company’s asset management capability that exists in Asia as well as globally. The local initiatives will complement the leveraging of Sun Life Financial worldwide resources to bring industry-leading products, services and best practices to Asia.
FINANCIAL AND BUSINESS RESULTS
Summary statement of operations

(C$ millions)	2007	2006	2005

Premiums	629	640	524
Net investment income	255	318	223
Fee income	93	64	12

Total revenue	977	1,022	759
Client disbursements and change in actuarial liabilities	501	621	499
Commissions and other expenses	330	283	201
Income taxes	23	17	17

Common shareholders’ net income	123	101	42

SLF Asia contributed $123 million to common shareholders’ net income for the year ended December 31, 2007, an increase of $22 million over 2006. Improved Hong Kong earnings from the effect of strong equity markets and business growth, expense and interest rate reserve releases in the Philippines, and in Indonesia, reserve strengthening negatively impacting its 2006 results were partially offset by lower earnings in India and China from higher investment in the expansion initiative. The expansion initiative is characterized by accelerated penetration into emerging markets through rapid branch expansion in India and continued expansion into more cities in China.
SLF Asia’s total revenue declined by 4% to $977 million in 2007 compared to 2006, including the unfavourable impact of $17 million from currency fluctuations due to the stronger Canadian dollar. Lower net investment income in 2007 than 2006 was related to the impact of fair value changes in held-for-trading assets based on the previously mentioned changes in Canadian investment accounting rules. Higher fee income on the growth of investment-linked business more than offset the decrease in premiums. In 2007, SLF Asia’s sales were primarily investment-linked products which are recognized in segregated funds deposits rather than premiums under Canadian generally accepted accounting principles.
ROE(1) for SLF Asia increased to 11.0% from 10.2% in 2006, primarily due to increased common shareholders’ net income.

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP financial measures on page 21.
Sun Life Financial Inc.  | sunlife.com       39

Management’s discussion and analysis
SLF Asia’s strong sales momentum escalated during 2007, attributable to the expansion program launch. SLF Asia sales for the full year 2007 grew by 77% in Canadian currency over the same period in 2006 driven by strong demand for investment-linked products. In local currency, 2007 sales were up 50% in Hong Kong and 39% in Indonesia over 2006, with improved agent productivity. In India, sales on a local currency basis grew by 106% over 2006 as the direct sales force expansion continued. The increased presence in China also contributed to a sales boost of 108% in local currency over 2006.
(1) Includes 100% of sales for joint ventures.
RESULTS BY BUSINESS UNIT
Hong Kong
The Company’s Hong Kong operations offer a complete range of products to address protection and savings needs. Individual life and health insurance, group life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are supplied to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance and brokers.
Individual life insurance sales were up 50% in local currency over 2006 on the strength of continued consumer demand for unit-linked products, which the enhanced product range helped to fulfil. Improved agent productivity also contributed to the sales increase. Third-party pension administration AUM increased by 22% in local currency over 2006, driven by the continued growth of the mandatory provident funds, and strong equity market performance.
Philippines
Sun Life Financial’s Philippines operations distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers traditional and unit-linked individual life insurance products, savings products (including those for pre-need pension and education) as well as mutual funds to individuals and institutions, while group life and health insurance products are marketed to employer groups.
On a local currency basis, individual sales increased by 3% in 2007 compared to 2006 and reflected a shift in the consumers’ preference to investment-linked products from traditional products. In local currency, net sales in the asset management business doubled in 2007, with AUM growing by 60% in 2007. Sun Life Financial’s Philippines operations increased their presence by expanding to 76 sales offices, including 37 customer centres in 2007. This will help to sustain their long-term growth prospects.
India
Birla Sun Life, the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual life insurance, group life insurance and group savings products. The Company markets these products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing, to reach different segments of the market.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full range of mutual fund products to individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.
In local currency, Birla Sun Life’s individual life insurance sales in 2007 were up 106% over 2006 with the expansion of branches and consequent career agency growth. Birla Sun Life opened 202 new branches, and the career agents increased to 85,000 advisors from 34,000 at the end of 2006.
Birla Sun Life Asset Management Company Limited grew AUM by $3.9 billion to reach $8.8 billion as at December 31, 2007 with net sales exceeding the $3.0 billion mark.
China
Sun Life Everbright, the Company’s joint venture with the Everbright Group in China, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products. Group life and health insurance are provided to employer groups through a direct sales force, brokers and agents.
Sun Life Everbright sales, in local currency, increased by 108% over 2006 as expansion continued with the opening of one branch and four sales offices during 2007, bringing the operations to 16 cities. The Shanghai branch office opened in the fourth quarter of 2007.
Indonesia
SLF Asia’s Indonesian operations provide both traditional and investment-linked individual life insurance to individuals through a career agent sales force and bancassurance partners. Life insurance products are also marketed to affinity groups via telemarketing. The 2007 sales increase of 39% in local currency over 2006 benefited from improved agent productivity.

40       Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
Corporate
The Corporate segment includes the results of SLF U.K., SLF Reinsurance, which is the Company’s active Reinsurance business unit, and Corporate Support operations that include run-off reinsurance and revenue and expenses of a corporate nature not attributable to the Company’s other segments.
FINANCIAL AND BUSINESS RESULTS

Summary statement of operations(1)
(C$ millions)	2007	2006	2005

Premiums	963	987	856
Net investment income	421	802	791
Fee income	25	16	45

Total revenue	1,409	1,805	1,692
Client disbursements and change in actuarial liabilities	974	1,303	1,261
Commissions and other expenses	209	203	334
Income taxes	(28)	(61)	(94)
Non-controlling interests in net income of subsidiaries	1	1	3
Dividends paid to preferred shareholders	69	48	24

Common shareholders’ net income	184	311	164
Plus: Special items(2)	61	–	60

Operating earnings	245	311	224

(1)	Including consolidation adjustments related to activities between segments.
(2)	The impact of special items on earnings is described on page 21 under the heading Non-GAAP Financial Measures.
For the year ended December 31, 2007, Corporate reported common shareholders’ net income of $184 million, $127 million lower than in 2006. Corporate Support’s reduced earnings of $173 million were primarily as a result of the after-tax charges to earnings of $43 million for the intangible asset write-down on the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities. Reserve strengthening in run-off reinsurance related to interest rate and market movements in 2007 further contributed to the lower earnings. Higher SLF U.K. earnings of $42 million as compared to 2006 partly moderated Corporate Support’s decreased earnings.
Excluding the above-mentioned after-tax charges of $61 million, the 2007 operating earnings of Corporate were $245 million, a decrease of $66 million over 2006.
RESULTS BY BUSINESS UNIT
SLF U.K.
The SLF U.K. in-force life and pension policies constitute a runoff block of business. Most administrative functions have been outsourced to external service providers, which are managed by a small corporate governance team.
For the year ended December 31, 2007, SLF U.K. earned $213 million compared with $171 million in 2006. The 2007 results reflected the reimbursement of, and lower provisions for, certain mortgage endowment costs and a favourable resolution of a tax matter with the revenue authorities. The strengthening of the British pound sterling against the Canadian dollar increased 2007 earnings by $6 million compared to 2006 rates.
SLF Reinsurance
SLF Reinsurance provides customized reinsurance and risk management solutions, primarily for the life retrocession market. It holds a leadership position in its markets, with a North American market share of 34% and also operates in the European market.
SLF Reinsurance issues both individual and group life retrocession business. As clients are mainly life reinsurance companies, SLF Reinsurance represents a business-to-business enterprise.
For the year ended December 31, 2007, SLF Reinsurance earned $97 million compared with $93 million in 2006, reflecting improved mortality and premium income that continued at levels above 2006. Business in-force continued to grow during 2007 due to both sales and favourable persistency.
The SLF Reinsurance business unit will continue to focus on improving operational and organizational efficiency to meet the demands of a changing market environment.
CORPORATE SUPPORT
Corporate Support operations include revenue and expenses of a corporate nature not attributable to Sun Life Financial’s other segments as well as the Company’s run-off reinsurance business.
For the year ended December 31, 2007, Corporate Support had a loss of $126 million compared with common shareholders’ net income of $47 million in 2006. The loss in 2007 reflected charges of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities. Higher expenses in 2007 than 2006 primarily related to the branding strategy and systems spend as well as run-off reinsurance’s reserve strengthening related to interest rate and equity market movements also contributed to the unfavourable variance versus 2006 earnings.
Without the impact of the special charges for the intangible asset write-down and the redemption premium mentioned above, Corporate Support’s operating loss was $65 million in 2007 compared to $47 million net income in 2006.

Sun Life Financial Inc.  |  sunlife.com       41

Management’s discussion and analysis
Risk management
INTRODUCTION
The Company’s enterprise-wide risk management framework establishes worldwide practices for risk management and includes policies, processes to identify, assess, manage and monitor risks and risk tolerance limits and worldwide practices for risk management. It provides governance and oversight of the risk management activities across the Company’s business segments, fostering the discipline and consistency applied to the practice of risk management.
RISK FRAMEWORK
Objectives
The risk management program is designed to:
(i)	avoid risks that could materially adversely affect the value or reputation of the Company

(ii)	contribute to sustainable earnings

(iii)	identify risks that the Company can manage in order to increase returns

(iv)	provide transparency of the Company’s risks through internal and external reporting
Risk philosophy
The Company’s business includes accepting risks for appropriate return and taking on those risks that meet its objectives. The Company’s risk management program is aligned with its vision and strategy and embeds risk management within the business management practices of the business segments.
Risk culture
The Company’s culture supports an effective risk management program. The elements of the risk culture include:
(i)	acting with integrity
(ii)	understanding the impact of risk on customers
(iii)	embedding risk management into the business

(iv)	promoting full and transparent communications

(v)	collaboration

(vi)	aligning of objectives and incentives
An enterprise-wide Code of Business Conduct supports the appropriate ethical environment in the Company.
Accountabilities
The Company’s enterprise-wide risk management framework provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.
Key risk processes
The Company has implemented a formal risk management program. Each business segment identifies the current key risks that may impact its business. The Company then identifies the key risks that may materially impact the organization as a whole. Exposures to these risks are measured and assessed on a qualitative and quantitative basis. Appropriate risk responses and action plans are developed and documented to manage the exposure. Risks are monitored on an ongoing basis, including regular reporting on the status of action plans. An annual enterprise-wide view of the most significant risks is developed and reported to senior management and the Risk Review Committee of the Board of Directors. Additional information on these risks is available in SLF Inc.’s 2007 AIF under the heading Risk Factors.
RISK POLICIES
The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to risk identification, measurement and assessment, risk response, and monitoring, control and reporting of exposures.
RISK MEASUREMENT
Market risk tolerance and Earnings-at-Risk
The Company has established market risk tolerance limits that set out the maximum sensitivity of its income to changes in interest rates and the equity markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business segments against a set of internally prescribed market shocks. The Company’s risk exposures relative to these preset limits are regularly reported to senior management and the Risk Review Committee.
The Company also deploys an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.
Sensitivity of earnings
The following table sets out the sensitivity of the Company’s earnings to changes in interest rates and equity markets based on the existing business mix. The sensitivities shown are for a one-year period where the market shocks occur at the beginning of the period. The sensitivities include the impact on Sun Life Financial’s consolidated asset management and insurance businesses. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.
The amounts in the table reflect the implementation of the new Canadian accounting standards for financial instruments on January 1, 2007, described on page 20 of this MD&A under the heading Accounting Policies.
Increase (decrease) in earnings

($ millions)

Interest rate sensitivity(1)
1% Increase	206
1% Decrease	(298)
Equity market sensitivity(2)
10% Increase	121
10% Decrease	(131)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(2)	Represents the percentage change in equity markets.

42      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
RISK CATEGORIES
The risks facing the Company can generally be classified into the following categories:

Risk category	Risk management approach – Highlights

Strategic risk – the risk of failure to achieve the Company’s vision, mission, or long-term business objectives, either through incorrect strategy choices or improper implementation of those choices
•   The Company’s Strategic and Business Planning Processes address key strategic risks and are integrated with the Key Risk Process
•   Regular review by the SLF Inc. Board of Directors of progress on business plans
•   Annual Business Reviews of Key Risks with the Executive Risk Committee

Market risk – the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets, interest rates and/or other market variables
•   The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment
•   Exposure to capital markets is monitored and managed against established risk tolerance limits
•   Individual stock holdings are diversified by industry type and corporate entity
•   Real estate holdings are diversified by location and property type
•   Effects of large and sustained adverse market movement are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques
•   The Company maintains specific policies related to the management of liquidity (see pages 44 to 45 in this MD&A under the heading Financial Position and Liquidity) and foreign exchange risks
•   Consideration is given to the use of specific derivatives in the management of specific market-related risks

Interest rate risk – the risk of asset/liability mismatch resulting from interest rate volatility
•   Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits
•   “Key rate duration” technique employed for certain interest-sensitive businesses (e.g., individual and group annuities) to examine duration gaps of assets and liabilities at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Credit risk – the uncertainty surrounding the likelihood of default or credit downgrade
•   Credit risks associated with fixed income investments are managed by major business segment and the Company in aggregate using:
•   Detailed credit and underwriting policies
•   Specific diversification requirements
•   Comprehensive due diligence and ongoing credit analysis
•   Aggregate counterparty exposure limits
•   Monitoring against pre-established limits
•   Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities

Reinsurance ceded risk – the counterparty risk relating to externally reinsuring exposures	• Policy established to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers

Product design and pricing risk – the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, changes in policyholder behaviour, and taxes

•   Enterprise-wide policy for product design and pricing
•   Annual compliance assessment is performed by all business units against policies and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes
•   Internal audit of business unit pricing processes and compliance to product design and pricing policy is performed on a rotating basis

Sun Life Financial Inc.  | sunlife.com      43

Management’s discussion and analysis

Risk category	Risk management approach – Highlights

Mortality and morbidity risk – the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies
•   Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims
•   Underwriting requirements are regularly scrutinized against industry guidelines
•   Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques
•   Risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region
•   Amounts in excess of limits are reinsured

Legal, regulatory and market conduct risk management – the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations
•   A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations
•   Enterprise-wide compliance policies and framework established with annual self- assessment by all business units
•   Annual enterprise-wide attestation by all employees regarding compliance with the Code of Business Conduct
•   Key compliance risks are monitored at the corporate and business segment levels

Operational risk – the uncertainty arising from internal events caused by failures of people, process and technology as well as external events
•   Strong operational risk management culture with emphasis on the identification, assessment, mitigation, tracking and reporting of operational risks
•   Enterprise-wide and business-specific operational policies and guidelines established, including an annual attestation of compliance to policies and operating guidelines
•   Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses
•   Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

Financial position and liquidity
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
PRINCIPAL SOURCES OF FUNDS
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2007, the Company maintained cash, cash equivalents and short-term securities totalling $5.5 billion, of which 19% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 19% at the end of 2006. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities decreased by $739 million in 2007. Cash flows generated by operating activities decreased by $3.4 billion in 2007 from 2006 mainly as a result of the issuances of US$1.8 billion in medium-term notes in 2006, which were not repeated in 2007 and the impact from the timing of outstanding investment transactions. Net cash used in investing activities decreased by $323 million over 2006 mainly from lower 2007 net purchases of long-term invested assets partly offset by the Genworth EBG business acquisition in the second quarter of 2007 and higher purchases of short-term securities in 2007. Financing activities increased cash used by $448 million during 2007 compared to 2006. The 2007 proceeds from the US$1.0 billion unsecured financing, issuances of $650 million of fixed/floating debentures and $250 million of preferred shares compared with the $1.0 billion of fixed/floating debentures and $550 million in preferred shares issued in 2006. Partnership Capital Securities and senior debentures for a combined total of $727 million were redeemed in 2007, while there were no redemptions in 2006. Dividends paid to common shareholders in 2007 were $119 million higher than the 2006 amount paid to common shareholders.

44      Sun Life Financial Inc. | Annual Report 2007

Management’s discussion and analysis
CASH FLOW

($ millions)	2007	2006	2005

Net cash provided by operating activities	1,042	4,469	2,777
Net cash provided by (used in) financing activities	(92)	356	290
Net cash provided by (used in) investing activities	(2,324)	(2,647)	(3,974)
Changes due to fluctuations in exchange rates	41	18	(101)

Increase (decrease) in cash and cash equivalents	(1,333)	2,196	(1,008)
Cash and cash equivalents, beginning of period	4,936	2,740	3,748

Cash and cash equivalents, end of period	3,603	4,936	2,740
Short-term securities, end of period	1,897	1,303	2,351

Cash, cash equivalents and short-term securities, end of period	5,500	6,239	5,091

LIQUIDITY
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	capital levels

•	asset levels

•	matching position

•	diversification and credit quality of its investments

•	cash forecasts and actual amounts against established targets
In addition, the Company maintains a committed standby credit facility through a syndicate of banks. The agreements relating to the Company’s letters of credit and lines of credit contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
CAPITAL
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity, and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes SLEECS issued by Sun Life Capital Trust (SLCT). The Partnership Capital Securities issued by a non-consolidated variable interest entity of SLF Inc. were also part of capital until they were redeemed on May 6, 2007. These entities were deconsolidated in 2005 as a result of certain accounting policy changes. Notes 12 and 14 to SLF Inc.’s 2007 Consolidated Financial Statements include additional details on the Company’s capital.
In 2007, capital fell to $20.2 billion, a decrease of $326 million over 2006. Strong organic capital generation, the $545 million adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007, and the $55 million of common shares issued on the exercise of stock options benefited capital. The reductions in capital were attributed to the $502 million of common shares repurchased and cancelled, the $1.5 billion change in the value of the foreign currency translation account and the $290 million in other comprehensive income due to unrealized losses on available-for-sale assets. The issuances of $245 million of preferred shares, net of expenses and $400 million of Series 2007-1 subordinated debt were offset by the Partnership Capital Securities redemption in May 2007 and the US$27 million subordinated note that matured on December 15, 2007.
In 2007, the Company took advantage of low long-term interest rates and a favourable market environment to issue an additional series of non-cumulative perpetual preferred shares and subordinated unsecured fixed/floating debt. In February 2007, the Company issued 10 million Class A non-cumulative Preferred Shares Series 5 for an aggregate amount of $250 million that pay quarterly cash dividends at a per annum rate of 4.50%. In May 2007, the Company issued $400 million of Series 2007-1 Subordinated Unsecured Fixed/ Floating Debentures, yielding 5.40% annually, due in 2042.

Sun Life Financial Inc. | sunlife.com     45

Management’s discussion and analysis
The table below summarizes changes in the Company’s capital position over the past three years:
CAPITAL

($ millions)	2007	2006	2005

Balance, beginning of year	20,489	18,851	17,899
Adjustment to opening retained earnings and other comprehensive income for changes to investment accounting rules effective January 1, 2007	545	–	–
Common shareholders’ net income	2,219	2,089	1,843
Common share dividends	(752)	(663)	(581)
Issuance (buyback) of common shares (net of expenses)	(447)	(514)	(466)
Stock option compensation	1	18	17
Effect of changes in exchange rates	(1,491)	163	(402)
Other comprehensive income (loss), net of taxes	(290)	–	–

Total change in common shareholders’ equity	(215)	1,093	411
Partnership Capital Securities redemption	(698)	–	–
Exchange rate changes – Subordinated notes and Partnership Capital Securities	(26)	–	(27)
Issuance of subordinated debt (net of redemptions and expenses)	366	–	–
Issuance of preferred shares (net of redemptions and expenses)	245	538	562
Accounting policy and other changes	2	7	6

Balance, end of year	20,163	20,489	18,851

In 2007, SLF Inc. purchased and cancelled 9.8 million common shares at a cost of $502 million.
The Company grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at February 8, 2008, 8.1 million options to acquire SLF Inc. shares and 564.2 million common shares of SLF Inc. were outstanding.
NUMBER OF COMMON SHARES OUTSTANDING

(in millions)	2007	2006	2005

Balance, beginning of year	571.8	582.0	592.0
Stock options exercised	2.1	2.2	3.1
Shares repurchased	(9.8)	(12.4)	(13.1)

Balance, end of year	564.1	571.8	582.0

NUMBER OF STOCK OPTIONS OUTSTANDING

(in millions)	2007	2006	2005

Balance, beginning of year	9.1	10.0	12.4
Options issued	1.3	1.5	1.3
Options exercised or cancelled	(2.2)	(2.4)	(3.7)

Balance, end of year	8.2	9.1	10.0

SHAREHOLDERS’ DIVIDENDS
SLF Inc. increased its quarterly common shareholders’ dividend to $0.32 per share in the first quarter of 2007 and to $0.34 per share in the third quarter of 2007. Total common shareholder dividends declared in 2007 were $1.32 per share, up 15% from $1.15 in 2006. The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. SLF Inc.’s dividend target payout ratio objective (common share dividends as a percentage of net income after preferred share dividends) is in the range of 30%-40%. The 2007 ratio of 33% met this objective. The Board of Directors reviews this objective on a periodic basis.
LONG-TERM DEBT
In February 2007, the Company issued an additional $250 million of Series B Senior Unsecured Fixed/Floating Debentures, yielding 4.95% annually, due in 2036.
As at December 31, 2007, the Company’s long-term debt consisted of: (i) $1.2 billion of SLEECS with maturity dates between 2031 and 2052, (ii) $1.8 billion of senior unsecured debentures with maturity dates between 2031 and 2036, (iii) $1.6 billion in subordinated debentures with maturity dates between 2015 and 2042, and (iv) US$150 million in subordinated notes with maturity dates of 2015. The maturity dates of the Company’s long-term debt are well distributed over the medium- to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
In addition to the above long-term debt, other liabilities include borrowings in connection with financing arrangement in place to address U.S. statutory reserve requirements for certain universal life contracts as described on page 16 of this MD&A.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, slightly decreased by 0.2% over the past year to 22.0% as at December 31,2007.

46       Sun Life Financial Inc.  | Annual Report 2007

Management’s discussion and analysis
CAPITAL ADEQUACY
SLF Inc. has a policy designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries’ businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. SLF Inc.’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its internal minimum target capital levels as at December 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2007 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2007 AIF of SLF Inc. under the heading Regulatory Matters.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain a regulatory level of at least 200% of risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was well above the minimum level as at December 31, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company endeavours to maintain capital levels well above the minimum local requirements.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	earn management fees and additional spread on a matched book of business

•	reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitizations

•	securities lending
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis

Sun Life Financial Inc.  |  sunlife.com      47

Management’s discussion and analysis
so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The table summarizes the Company’s asset securitization program. Additional information is available in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.

($ millions)	2007	2006

As at December 31
Securitized assets under management	1,939	2,595
The Company’s retained interests	91	103
For the year ended December 31
Cash flow received on retained interests and servicing fees	14	18

Securities lending
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.
COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 to SLF Inc.’s 2007 Consolidated Financial Statements.
The following table summarizes the Company’s contractual obligations as at December 31, 2007.

CONTRACTUAL OBLIGATIONS

	Payments due by period
($ millions)	Total	Within 1 year	1-3 years	4-5 years	Over 5 years

Senior debentures and unsecured financing	4,010	–	–	–	4,010
Subordinated debt	1,796	–	–	–	1,796
Operating leases	408	88	147	98	75
Credit-related arrangements
Contractual commitments	1,809	1,085	724	–	–
Letters of credit	373	373	–	–	–
General fund policyholder liabilities(1)	198,504	13,299	13,169	11,798	160,238

Total contractual obligations	206,900	14,845	14,040	11,896	166,119

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2007 SLF Inc. Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.
Legal and regulatory proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers Inc. (NASD), and Canadian securities commissions, from time to time make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

48      Sun Life Financial Inc.  | Annual Report 2007

Management’s discussion and analysis
Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice President and Chief Financial Officer (CFO) and the Executive Vice President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 issued by the Canadian Securities Administrators and Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2007, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants on Internal Control over Financial Reporting in Sun Life Financial Inc.’s 2007 Consolidated Financial Statements.
No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Sun Life Financial Inc.  |  sunlife.com      49

CONSOLIDATED FINANCIAL STATEMENTS
Financial reporting responsibilities
Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit and Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9 on page 84. The report of the Appointed Actuary appears on page 111.
The Company’s external auditors, Deloitte &Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the Consolidated Financial Statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 111.

Donald A. Stewart
Chief Executive Officer

Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2008

50      Sun Life Financial Inc.  | Annual Report 2007

Consolidated financial statements
Management’s report on internal control over financial reporting
Management of Sun Life Financial is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2007 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31,2007.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2007. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2007.

Donald A. Stewart
Chief Executive Officer

Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2008

Sun Life Financial Inc.  |  sunlife.com      51

Consolidated financial statements
Consolidated statements of operations

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)		2007	2006*	2005*

Revenue
Premium income:
Annuities		$3,530	$5,380	$4,556
Life insurance		6,010	6,168	5,683
Health insurance		3,584	3,061	2,701

		13,124	14,609	12,940

Net investment income (Note 5):
Changes in fair value of held-for-trading assets		(1,558)
Income from derivative investments		86
Realized gains on sales of available-for-sale assets		127
Other net investment income		6,197	6,664	6,079

		4,852	6,664	6,079

Fee income		3,212	3,014	2,899

		21,188	24,287	21,918

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		6,250	5,707	5,922
Annuity payments		1,398	1,388	1,473
Death and disability benefits		2,620	2,438	2,397
Health benefits		2,616	2,253	1,885
Policyholder dividends and interest on claims and deposits		1,360	1,109	1,125

		14,244	12,895	12,802
Net transfers to segregated funds		952	835	704
Increase (decrease) in actuarial liabilities (Note 9)		(2,515)	2,525	872
Commissions		1,811	1,916	1,726
Operating expenses (Note 15)		3,260	3,028	2,921
Premium taxes		240	205	190
Interest expense (Notes 10, 11 and 12)		349	323	273

		18,341	21,727	19,488

Income before income taxes and non-controlling interests		2,847	2,560	2,430
Income taxes expense (Note 18)		522	389	531
Non-controlling interests in net income of subsidiaries (Note 13)		35	27	23

Total net income		2,290	2,144	1,876
Less: Participating policyholders’ net income		2	7	9

Shareholders’ net income		2,288	2,137	1,867
Less: Preferred shareholder dividends		69	48	24

Common shareholders’ net income		$2,219	$2,089	$1,843

Average exchange rates:
	U.S. dollars	1.07	1.13	1.21
	U.K. pounds	2.15	2.09	2.21

Earnings per share
Basic		$3.90	$3.62	$3.14
Diluted		$3.85	$3.58	$3.12

Weighted average shares outstanding in millions (Note 16)
Basic		569	577	587
Diluted		572	580	590

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.
52      Sun Life Financial Inc. | Annual Report 2007

Consolidated financial statements
Consolidated balance sheets

As at December 31 (in millions of Canadian dollars)		2007	2006*

Assets
Bonds			$69,230
Bonds – held-for-trading (Note 5)		$50,608
Bonds – available-for-sale (Note 5)		9,148
Mortgages and corporate loans (Note 5)		20,742	15,993
Stocks			4,899
Stocks – held-for-trading (Note 5)		4,438
Stocks – available-for-sale (Note 5)		788
Real estate		4,303	3,825
Cash, cash equivalents and short-term securities		5,500	6,239
Derivative assets (Note 5)		1,947
Policy loans and other invested assets		4,349	6,013
Other invested assets – held-for-trading (Note 5)		440
Other invested assets – available-for-sale (Note 5)		757

Invested assets		103,020	106,199
Goodwill (Note 7)		6,018	5,981
Intangible assets (Note 7)		775	777
Other assets (Note 8)		4,478	4,874

Total general fund assets		$114,291	$117,831

Segregated funds net assets		$73,205	$70,789

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$79,830	$81,036
Amounts on deposit		3,747	3,599
Deferred net realized gains (Note 5)		276	4,152
Senior debentures (Note 10)		3,014	3,491
Derivative liabilities (Note 5)		638
Other liabilities (Note 11)		7,675	6,834

Total general fund liabilities		95,180	99,112
Subordinated debt (Note 12)		1,796	1,456
Non-controlling interests in subsidiaries (Note 13)		98	79
Total equity		17,217	17,184

Total general fund liabilities and equity		$114,291	$117,831

Segregated funds contract liabilities		$73,205	$70,789

Exchange rate at balance sheet date:
	U.S. dollars	1.00	1.17
	U.K. pounds	1.98	2.28

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2. The attached notes form part of these Consolidated Financial Statements.

The attached notes form part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc.  | sunlife.com       53

Consolidated financial statements
Consolidated statements of equity

	Participating
Years ended December 31 (in millions of Canadian dollars)	policyholders	Shareholders	2007	2006*	2005*

Preferred shares
Balance, beginning of year	$–	$1,250	$1,250	$712	$–
Preferred shares issued (Note 14)	–	250	250	550	725
Issuance costs, net of taxes (Note 14)	–	(5)	(5)	(12)	(13)

Balance, end of year	–	1,495	1,495	1,250	712

Common shares
Balance, beginning of year	–	7,082	7,082	7,173	7,238
Stock options exercised (Note 17)	–	66	66	73	99
Common shares purchased for cancellation (Note 14)	–	(115)	(115)	(164)	(164)

Balance, end of year	–	7,033	7,033	7,082	7,173

Contributed surplus
Balance, beginning of year	–	72	72	66	70
Stock-based compensation (Note 17)	–	1	1	18	17
Stock options exercised (Notes 14 and 17)	–	(11)	(11)	(12)	(21)

Balance, end of year	–	62	62	72	66

Retained earnings
Balance, beginning of year, as previously reported	101	10,016	10,117	9,095	8,204
Adjustment for change in accounting policy (Note 2)	6	186	192	–	–

Balance, beginning of year, after change in accounting policy	107	10,202	10,309	9,095	8,204
Net income	2	2,288	2,290	2,144	1,876
Dividends on common shares	–	(752)	(752)	(663)	(581)
Dividends on preferred shares	–	(69)	(69)	(48)	(24)
Common shares purchased for cancellation (Note 14)	–	(387)	(387)	(411)	(380)

Balance, end of year	109	11,282	11,391	10,117	9,095

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of year	(9)	(1,328)	(1,337)	(1,500)	(1,097)
Adjustment for change in accounting policy (Note 2)	–	359	359	–	–

Balance, beginning of year, after change in accounting policy	(9)	(969)	(978)	(1,500)	(1,097)
Total other comprehensive income (loss)	(5)	(1,781)	(1,786)	163	(403)

Balance, end of year	(14)	(2,750)	(2,764)	(1,337)	(1,500)

Total retained earnings and accumulated other comprehensive income	95	8,532	8,627	8,780	7,595

Total equity	$95	$17,122	$17,217	$17,184	$15,546

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unrealized gains on available-for-sale assets	$–	$25	$25	$–	$–
Unrealized foreign currency translation gains (losses), net of hedging activities	(14)	(2,807)	(2,821)	(1,337)	(1,500)
Unrealized gains on derivatives designated as cash flow hedges	–	32	32	–	–

Balance, end of year	$(14)	$(2,750)	$(2,764)	$(1,337)	$(1,500)

Consolidated statements of comprehensive income

Years ended December 31 (in millions of Canadian dollars)			2007	2006*	2005*

Total net income			$2,290	$2,144	$1,876
Other comprehensive income (loss), net of taxes (Note 19):
Unrealized foreign currency translation gains (losses), excluding hedges			(1,781)	167	(381)
Unrealized foreign currency gains, net investment hedges			282
Net adjustment for foreign exchange losses (gains) (Note 22)			3	(4)	(22)
Unrealized gains (losses) on available-for-sale assets			(238)
Reclassifications to net income for available-for-sale assets			(84)
Unrealized gains on cash flow hedging instruments			40
Reclassifications to net income for cash flow hedges			(8)

Total other comprehensive income (loss)			(1,786)	163	(403)

Total comprehensive income			504	2,307	1,473

Less: Participating policyholders’ net income			2	7	9
Participating policyholders’ foreign currency translation gains (losses), excluding hedges			(5)	–	(1)

Shareholders’ comprehensive income			$507	$2,300	$1,465

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.
54      Sun Life Financial Inc. | Annual Report 2007

Consolidated financial statements
Consolidated statements of cash flows

Years ended December 31 (in millions of Canadian dollars)	2007	2006*	2005*

Cash flows provided by (used in) operating activities
Total net income	$2,290	$2,144	$1,876
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(2,328)	2,538	802
Unrealized (gains) losses on held-for-trading assets and derivatives	2,447
Amortization of:
Net deferred realized and unrealized gains on investments	(121)	(751)	(632)
Deferred acquisition costs and intangible assets	89	137	164
Write-down of intangible asset	52
Loss on sale of equity investments (Note 3)	–	–	43
(Gain) loss on foreign exchange (Note 5)	(37)	14	(28)
Future income taxes	453	(335)	77
Provisions for losses (recoveries) on investments	2	(10)	(47)
Stock-based compensation (Note 17)	96	80	68
Accrued expenses and taxes	(109)	129	158
Investment income due and accrued	(7)	(6)	(66)
Other changes in other assets and liabilities	(649)	550	417
Realized (gains) losses on held-for-trading and available-for-sale assets	(1,091)
New mutual fund business acquisition costs capitalized	(69)	(66)	(92)
Redemption fees of mutual funds	24	45	37

Net cash provided by operating activities	1,042	4,469	2,777

Cash flows provided by (used in) financing activities
Borrowed funds	113	28	(77)
Issuance of senior unsecured financing (Note 11)	929	–	–
Issuance of senior debentures (Note 10)	250	1,000	600
Redemption of senior debentures (Note 10)	(727)	–	(7)
Issuance of subordinated debt (Note 12)	398	–	–
Redemption and maturity of subordinated debt (Note 12)	(28)	–	–
Issuance of preferred shares (Note 14)	250	550	725
Payments to underwriters (Note 14)	(9)	(18)	(20)
Issuance of common shares on exercise of stock options	55	61	78
Common shares purchased for cancellation (Note 14)	(502)	(575)	(544)
Dividends paid on common shares	(752)	(633)	(450)
Dividends paid on preferred shares	(69)	(57)	(15)

Net cash provided by (used in) financing activities	(92)	356	290

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of:
Bonds	20,999	29,644	27,508
Mortgages and corporate loans	6,279	2,590	1,912
Stocks	3,459	1,572	1,891
Real estate	221	204	243
Purchases of:
Bonds	(20,896)	(31,104)	(30,135)
Mortgages and corporate loans	(7,159)	(3,938)	(2,774)
Stocks	(3,298)	(2,203)	(1,736)
Real estate	(628)	(523)	(294)
Policy loans	(69)	(87)	(77)
Short-term securities	(658)	1,120	(58)
Cash cost of acquisition (Note 3)	(725)	–	(563)
Cash and cash equivalents acquired on acquisition (Note 3)	132	–	77
Other investments	19	78	52
Disposal, net of cash disposed (Note 3)	–	–	130
Redemption of preferred shares of subsidiary (Note 13)	–	–	(150)

Net cash used in investing activities	(2,324)	(2,647)	(3,974)

Changes due to fluctuations in exchange rates	41	18	(101)

Increase (decrease) in cash and cash equivalents	(1,333)	2,196	(1,008)
Cash and cash equivalents, beginning of year	4,936	2,740	3,748

Cash and cash equivalents, end of year	3,603	4,936	2,740
Short-term securities, end of year	1,897	1,303	2,351

Cash, cash equivalents and short-term securities, end of year	$5,500	$6,239	$5,091

Supplementary information
Cash and cash equivalents:
Cash	$399	$642	$506
Cash equivalents	3,204	4,294	2,234

	$3,603	$4,936	$2,740

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$319	$303	$268

Income taxes, net of refunds	$499	$567	$304

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.
Sun Life Financial Inc.  | sunlife.com       55

Consolidated financial statements
Consolidated statements of changes in segregated funds net assets

Years ended December 31 (in millions of Canadian dollars)	2007	2006	2005

Additions to segregated funds
Deposits:
Annuities	$9,921	$7,444	$6,788
Life insurance	3,399	1,309	417

	13,320	8,753	7,205
Net transfers from general funds	952	835	704
Net realized and unrealized (losses) gains	(210)	5,386	3,971
Other investment income	3,813	2,637	1,826

	17,875	17,611	13,706

Deductions from segregated funds
Payments to policyholders and their beneficiaries	8,793	7,910	7,219
Management fees	867	747	664
Taxes and other expenses	189	137	163
Effect of changes in currency exchange rates	5,610	(988)	1,772

	15,459	7,806	9,818

Net additions to segregated funds for the year	2,416	9,805	3,888
Acquisitions (Note 3)	–	–	532
Segregated funds net assets, beginning of year	70,789	60,984	56,564

Segregated funds net assets, end of year	$73,205	$70,789	$60,984

Consolidated statements of segregated funds net assets

As at December 31 (in millions of Canadian dollars)	2007	2006

Assets
Segregated and mutual fund units	$58,185	$56,528
Stocks	7,376	8,317
Bonds	7,868	5,823
Cash, cash equivalents and short-term securities	863	584
Real estate	202	215
Mortgages	38	42
Other assets	906	721

	75,438	72,230

Liabilities	2,233	1,441

Net assets attributable to segregated funds policyholders	$73,205	$70,789

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.
56      Sun Life Financial Inc. | Annual Report 2007

Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Accounting policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. (SLF Inc.) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., formerly Sun Life Financial Corp. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). SLF Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements
•	the disclosure of contingent assets and liabilities at the date of the financial statements
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 25.
The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.
BASIS OF CONSOLIDATION
The Consolidated Financial Statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the Consolidated Financial Statements.
FINANCIAL INSTRUMENTS AND INVESTMENTS
As a result of the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; and CICA Handbook Section 1530, Comprehensive Income, which are described in Note 2, certain accounting policies relating to financial instruments and investments were revised in 2007. The following table shows the accounting policies adopted in 2007 and the policies followed in 2006 and prior years for financial instruments and investments significantly impacted by the adoption of these new Handbook Sections.

Adopted in 2007
2006 and Prior

BONDS-HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Measurement:
Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Changes in fair value of held-for-trading bonds are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in other comprehensive income (OCI).
Recognition:
Purchases and sales of bonds are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.
BONDS
Measurement:
 Bonds are carried at amortized cost, net of allowances for losses.
Recognition:
Purchases and sales of bonds are recognized or derecognized on their trade dates as in 2007.

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Notes to the consolidated financial statements
Adopted in 2007
2006 and Prior

Realized gains and losses:
Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded as realized gains on the consolidated statements of operations. Since held-for-trading bonds are measured at fair value, realized gains are included with unrealized gains in changes in fair value of held-for-trading assets in the consolidated statements of operations.
Impairment:
Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, they are not tested for impairment. Available-for-sale bonds are tested for impairment at least on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
Interest income:
Interest income earned on both held-for-trading and available-for-sale bonds is recorded as other net investment income on the consolidated statements of operations.
Realized gains and losses:
Realized gains and losses on the sales of bonds are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
Impairment:
The conditions for determining impairment are the same as described in 2007 for available-for-sale bonds.
When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.
Interest income:
As in 2007, interest income earned on bonds is recorded as other net investment income on the consolidated statements of operations.

MORTGAGES AND CORPORATE LOANS
Measurement:
Loans previously reported as bonds that do not meet the definition of a debt security are classified as corporate loans in 2007. These loans are reported along with mortgage loans on the consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method.
Recognition:
Purchases and sales of mortgages and corporate loans are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the asset.
Realized gains and losses:
Realized gains and losses on the sale of mortgages and corporate loans are recorded in other net investment income on the consolidated statements of operations.
Impairment:
A mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started, or other circumstances warrant. When an asset is classified as impaired,
MORTGAGES
Measurement:
As in 2007, mortgages are accounted for at amortized cost using the effective interest method. Corporate loans are included with bonds and are accounted for as described previously for bonds.
Recognition:
Purchases and sales of mortgages are recognized or derecognized on their trade dates as in 2007.
Realized gains and losses:
Realized gains and losses on the sales of mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
Impairment:
The conditions for impairment and the accounting for impaired mortgages are the same as described for 2007.

58      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
Adopted in 2007
2006 and Prior

allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.

Interest income:
Interest income earned is recorded as other net investment income on the consolidated statements of operations.
Interest income:
As in 2007, interest income earned is recorded as other net investment income on the consolidated statements of operations.

STOCKS- HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Measurement:
Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted price on an active market and that are designated as available-for-sale, are carried at cost. Changes in fair value of held-for-trading stocks are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Changes in fair value of available-for-sale stocks are recorded to unrealized gains and (losses) in OCI.
STOCKS
Measurement:
Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter.

Recognition:
Purchases and sales of stocks are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Recognition:
Purchases and sales of stocks are recognized or derecognized on their trade dates as in 2007.

Realized gains and losses:
Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as realized gains on the consolidated statements of operations. Since held-for-trading stocks are measured at fair value, realized gains are included with unrealized gains in changes in fair value of held-for-trading assets in the consolidated statements of operations.
Realized gains and losses:
Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

Impairment:
Since held-for-trading stocks are recorded at fair value, with changes in fair value recorded to income, they are not tested for impairment. Available-for-sale stocks are tested for impairment at least on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
Impairment:
Impairment is tested on an entire portfolio basis. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.

Dividend income:
Dividends received on both held-for-trading and available-for- sale stocks are recorded as other net investment income on the consolidated statements of operations.
Dividend income:
As in 2007, dividends earned on stocks are recorded as other net investment income on the consolidated statements of operations.

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Notes to the consolidated financial statements
Adopted in 2007
2006 and Prior

DERIVATIVE FINANCIAL INSTRUMENTS
Derivatives not designated as accounting hedges
(derivative investments)
Derivatives are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. Derivative investments are derivatives that have not been designated as hedges for accounting purposes. Derivative investments are recorded on the consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the consolidated statements of operations. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivatives not designated as accounting hedges
Most of the Company’s derivatives are accounted for as either fixed term portfolio investments at amortized cost or equity portfolio investments using a moving average market method such as is used for stocks. Generally, derivatives accounted for at amortized cost are off-balance sheet and the net receivables and payables are accrued to other assets or other liabilities with the net spread recorded to other investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Option premiums are deferred in other invested assets and amortized to net investment income over the term of the options. Certain equity derivative instruments that are used to manage exposure from stock-based compensation plans and stock market fluctuations in the actuarial liabilities are recorded at fair value in other invested assets or other liabilities, with changes in fair value recognized in other net investment income.

Derivatives designated as hedges for accounting purposes
Hedge accounting is applied to certain derivatives to reduce income statement volatility. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. All derivatives, including derivatives designated as hedges for accounting purposes, are recorded on the consolidated balance sheets at fair value. The accounting for the change in fair value of these derivatives depends on the type of hedge they are designated as for accounting purposes.
Fair value hedges
Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to other net investment income. The change in fair value of these available- for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are recorded to other net investment income.
Cash flow hedges
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net investment hedges
The Company uses currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign
Derivatives designated as hedges for accounting purposes
As in 2007, all derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. Generally, the accounting for the derivatives follows the accounting for the underlying hedged item when hedge accounting is used.
Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates are recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds.
Certain equity forwards and swaps are designated as hedges of the anticipated payments of awards under certain stock-based compensation plans. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities.
Certain currency swaps and forwards hedge foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and unrealized foreign currency translation gains and losses in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment.

60     Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
Adopted in 2007
2006 and Prior

currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Fair value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of fair values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have a term to maturity of less than three months, while short-term securities have a term to maturity exceeding three months but less than one year. Cash equivalents and short-term securities were carried at amortized cost in 2006. On January 1, 2007, cash equivalents and short-term securities were designated as held-for-trading and are recorded at fair value with changes in fair value reported in changes in fair value of held-for-trading assets on the consolidated statements of operations.
POLICY LOANS AND OTHER INVESTED ASSETS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
Policy loans and other invested assets on the consolidated balance sheets include investments accounted for by the equity method, leases and joint ventures. Effective January 1, 2007, the investments accounted for by the equity method include the Company’s proportionate share of changes in the investees’ OCI. In 2006, other invested assets included the Company’s investment in segregated funds and mutual funds, which were designated as held-for-trading or available-for-sale upon the adoption of the new financial instruments standards described in Note 2.
OTHER INVESTED ASSETS – HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the consolidated statements of operations. Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their

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Notes to the consolidated financial statements
fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
SENIOR DEBENTURES AND SUBORDINATED DEBT
Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method.
INCOME TAXES
The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets and liabilities are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the CICA. Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM AND FEE INCOME RECOGNITION
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the unrealized foreign currency translation gains (losses) of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated other comprehensive income in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in other comprehensive income is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition,

62      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.
STOCK-BASED COMPENSATION
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in the consolidated statements of equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

2. Changes in accounting policies
ADOPTED IN 2007
FINANCIAL INSTRUMENTS, HEDGES AND
COMPREHENSIVE INCOME:
A) Summary of the new standards:
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Recognition, derecognition and measurement policies followed in prior years’ financial statements were not reversed and therefore, prior period financial statements have not been restated. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale, and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in OCI.
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.

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Notes to the consolidated financial statements
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its Consolidated Financial Statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook Sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211 are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
B) Impact of adoption:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, are reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheets were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and the non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007. The Company did not have any material non-derivative financial liabilities that were designated as held-for-trading.
Transaction costs for items classified as held-for-trading are expensed immediately. For other financial instruments that are recorded at amortized cost and available-for-sale bonds, transaction costs are capitalized on initial recognition and are recognized in income using the effective interest rate method.
Accumulated OCI and comprehensive income have been included in the 2007 Consolidated Financial Statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
In December 2006, the Canadian government announced its intention to align the current Canadian tax rules with the new financial reporting standards. In November 2007, draft legislation was released for public comment. Once the tax rules are finalized, any difference from original estimates will be recorded through the income statement. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $61,959 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that were not classified as hedges for accounting purposes, with a fair value of $843, were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost because these assets are not traded in an active market.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into

64      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other-than-temporarily impaired, and the gain or loss and the related tax expense recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.

Summary of impact on retained earnings and OCI

Opening retained earnings
Increase due to recording held-for-trading assets at fair value(1)	$3,392
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments(2)	3,886
Decrease due to change in actuarial liabilities and other policy liabilities	(7,245)
Decrease due to income taxes	(93)

Total increase in opening retained earnings, January 1, 2007	$192

$186 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the consolidated statements of equity.

Opening OCI
Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets(3)	$443
Increase due to cash flow and net investment hedge accounting	66
Decrease due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

(1)	Consists of $3,394 related to held-for-trading bonds, stocks and other invested assets supporting actuarial liabilities and $(2) related to held-for-trading bonds and other invested assets not supporting actuarial liabilities.
(2)	Consists of $3,317 related to investments supporting actuarial liabilities and $580 related to investments not supporting actuarial liabilities. This amount also includes $(11) of other adjustments required to record financial instruments at fair value.
(3)	Consists of $(2) related to available-for-sale bonds and stocks supporting actuarial liabilities and $362 related to available-for-sale bonds and stocks not supporting actuarial liabilities. The remaining amount of $83 consists of fair value adjustments for available-for-sale other invested assets and fair value hedges.
The currency translation account for prior periods has also been reclassified to opening OCI in the consolidated statements of equity.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN
APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted the requirements of the CICA’s Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC 163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the Consolidated Financial Statements.

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Notes to the consolidated financial statements
Convertible and other debt instruments with embedded derivatives:
In the second quarter of 2007, the Company adopted, on a retrospective basis, EIC 164, Convertible and Other Debt Instruments with Embedded Derivatives. EIC 164 clarifies the accounting treatment for certain types of convertible debt instruments. It provides guidance on the classification of the debt instrument as a liability or equity, whether the instrument contains an embedded derivative, and the accounting for future tax impacts and earnings per share computations. The adoption of this EIC did not have an impact on the Consolidated Financial Statements.
Accounting policy choice for transaction costs:
During the third quarter of 2007, the Company adopted, on a retrospective basis, EIC 166, Accounting Policy Choice for Transaction Costs. This EIC addresses the accounting policy choice of recognizing transaction costs in income or adding transaction costs to the carrying amount of financial assets and financial liabilities that are not classified as held-for-trading. The EIC requires that the same accounting policy be applied to all similar financial instruments classified as other than held-for-trading, but allows a different accounting policy choice for financial instruments that are not similar. The Company’s transaction cost recognition policy is consistent with this guidance.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING
STANDARDS
Capital disclosures and financial instruments – disclosure and presentation:
On January 1, 2008, the Company will adopt three new CICA Handbook Sections: Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will apply the new disclosures in its 2008 Consolidated Financial Statements. The Company does not expect the adoption of these accounting standards to have a material impact on the Consolidated Financial Statements.

3. Acquisitions and disposals
ACQUISITIONS
On May 31, 2007, the Company completed the acquisition of the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. The transaction was financed with existing capital. Genworth EBG Business’s results are included in 2007 income reported from June 1, 2007. Genworth EBG Business’s results and assets, including goodwill, are included in the SLF U.S. reportable segment in these Consolidated Financial Statements.
The acquired business complemented the Company’s existing U.S. group business platform and increased the Company’s market share across its U.S. group lines of business. The acquisition increased the Company’s access to markets, broadened its product and service offerings and strengthened its distribution platform. In the fourth quarter of 2007, the identification and valuation of the intangible assets acquired was completed. The acquired intangible asset is a distribution network of $71 which is subject to amortization on a straight-line basis over its projected economic life of 25 years. $315 of the goodwill recorded is expected to be deductible for tax purposes. Amendments to the consideration paid and the tangible and intangible assets acquired may be required in 2008. As a result, the goodwill arising from the acquisition of the Genworth EBG business is subject to adjustment in 2008 as part of the finalization of the allocation of the purchase price to the assets acquired and the liabilities assumed.
On October 18, 2005, the Company completed the acquisition of CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively CMG Asia) for $563. CMG Asia’s results are included in the SLF Asia reportable segment in these Consolidated Financial Statements. The acquisition significantly strengthened the Company’s presence in Hong Kong by substantially increasing its sales force and its customer base and expanded its operations to include new group insurance and pension businesses. The Company also achieved cost synergies through economies of scale. The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes.

66      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
These acquisitions are summarized below:

	2007	2005
	Genworth EBG Business	CMG Asia

Percentage of shares acquired	100%	100%
Invested assets acquired	$977	$1,548
Other assets acquired(1)	129	122

	1,106	1,670

Actuarial liabilities and other policy liabilities acquired	654	1,453
Amounts on deposit acquired	49	159
Other liabilities acquired	38	40

	$741	$1,652

Net balance sheet assets acquired	$365	$18

Consideration:
Cash cost of acquisition	$709	$554	(2)
Transaction and other related costs	16	9

Total consideration	$725	$563

Goodwill on acquisition	$360	$545

Cash and cash equivalents acquired	$132	$77

(1)	Other assets acquired includes $71 of intangible assets related to Genworth EBG Business and $47 of intangible assets related to CMG Asia.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 in order to maintain its existing combined interest of 36.5% in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation. The purchase resulted in a $57 increase to goodwill and an $8 increase to intangible assets for equity accounting purposes.
In the fourth quarter of 2006, the Company increased its ownership interest in CI Financial by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets for equity accounting purposes.
DISPOSALS
On December 13, 2007, the Company entered into an agreement to sell Sun Life Retirement Services (U.S.), Inc., a 401(k) plan
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment administration business in the United States, to Hartford Financial Services LLC. The sale is expected to close in the first quarter of 2008 and is not expected to have a material impact on the Consolidated Financial Statements.
On November 7, 2007, the Company sold the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business, to LPL Holdings, Inc. The sale is not material to these Consolidated Financial Statements.
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in 2005. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in OCI in the consolidated statements of equity.
income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair market values prevailing when the arrangements are negotiated. Inter-segment revenue for 2007 consists of interest of $146 ($281 in 2006 and $248 in 2005) and fee income of $79 in 2007 ($78 in 2006 and $55 in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the year ended December 31, 2007 include the $43 write-down of intangible assets described in Note 7.

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Notes to the consolidated financial statements

Results by segment for the years ended December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2007
Revenue	$9,285	$7,830	$1,687	$977	$1,634	$(225)	$21,188
Change in actuarial liabilities	$180	$(2,336)	$–	$10	$(368)	$(1)	$(2,515)
Interest expenses	$173	$236	$3	$–	$84	$(147)	$349
Income taxes expense (benefit)	$200	$142	$185	$23	$(28)	$–	$522
Total net income	$1,049	$584	$281	$123	$253	$–	$2,290

2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$–	$244	$40	$–	$2,525
Interest expenses	$134	$211	$5	$–	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$–	$389
Total net income	$1,001	$449	$234	$101	$359	$–	$2,144

2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$–	$253	$90	$–	$872
Interest expenses	$122	$151	$8	$–	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$–	$531
Total net income	$971	$496	$179	$42	$188	$–	$1,876

Assets by segment as at December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$–	$1,936	$6,842	$–	$73,205

2006
General fund assets	$52,702	$44,172	$981	$5,334	$16,516	$(1,874)	$117,831
Segregated funds net assets	$33,806	$27,522	$–	$1,232	$8,229	$–	$70,789
The following table shows revenue, net income (loss) and assets by country for Corporate:

	2007	2006	2005

Revenue:
United States	$720	$618	$453
United Kingdom	878	1,309	1,264
Canada	14	227	294
Other countries	22	10	(16)

Total revenue	$1,634	$2,164	$1,995

Total net income (loss):
United States	$212	$190	$91
United Kingdom	207	193	179
Canada	(153)	(17)	(44)
Other countries	(13)	(7)	(38)

Total net income (loss)	$253	$359	$188

Assets:
General funds:
United States	$3,865	$4,715
United Kingdom	9,416	10,254
Canada	552	1,400
Other countries	134	147

Total general fund assets	$13,967	$16,516

Segregated funds:
United Kingdom	$6,842	$8,229

Total segregated funds net assets	$6,842	$8,229

68      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
5. Financial investments and related net investment income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.
A) FAIR VALUE OF FINANCIAL INVESTMENTS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2007			2006

	Carrying	Fair		Carrying	Fair
	value	value	Yield%	value	value	Yield %

Assets
Bonds				$69,230	$72,524	6.31
Bonds – held-for-trading	$50,608	$50,608	5.89
Bonds – available-for-sale	9,148	9,148	5.62
Mortgages and corporate loans	20,742	21,046	6.18	15,993	16,322	6.44
Stocks				4,899	5,544	11.24
Stocks – held-for-trading	4,438	4,438	2.64
Stocks – available-for-sale	788	788	3.57
Real estate	4,303	5,183	10.77	3,825	4,549	12.02
Policy loans	2,959	2,959	6.84	3,105	3,105	6.35
Cash, cash equivalents and short-term securities	5,500	5,500	n/a	6,239	6,239	n/a
Derivative assets	1,947	1,947	n/a
Other invested assets including held-for-trading and available-for-sale other invested assets	2,587	4,295	n/a	2,908	4,605	n/a

Total invested assets	$103,020	$105,912	6.01	$106,199	$112,888	6.79

Other invested assets include the Company’s investment in segregated funds, mutual funds, investments accounted for by the equity method, investments in limited partnerships and leases. In 2006, other invested assets also included derivatives that were reported at fair value. Other invested assets includes the Company’s investment in trust units and limited partnership units of CI Financial with a carrying value of $1,226 and a fair value of $2,935 ($1,159 and $2,734, respectively, in 2006).
The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the consolidated balance sheets. Derivative liabilities with a fair value of $(638) are also included on the consolidated balance sheets.
i) Fair value methodology and assumptions
For 2007, the fair value of publicly traded bonds and stocks is determined using quoted market bid prices. Prior to 2007, these fair values were determined using quoted market closing prices. The fair value of non-publicly traded bonds in both 2007 and prior years is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost in 2007 and are not material to these Consolidated Financial Statements.
The fair value of derivative financial instruments is determined based on the type of derivative. Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices, the value of underlying securities or indices or option pricing models. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values. The fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are determined by reference to quoted market prices.
ii) Yield calculation
In 2007, yield for all assets, excluding real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. In 2006, yield for all assets, including real estate, was calculated the same as for 2007 except that it was based on the average carrying value which included deferred net realized gains. The yield on real estate for 2007 is calculated in the same manner as 2006.

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Notes to the consolidated financial statements
B) REAL ESTATE INVESTMENTS
The carrying value of real estate by geographic location is as follows:

	2007	2006

Canada	$2,828	$2,372
United States	1,168	1,091
United Kingdom	306	361
Other	1	1

Total real estate	$4,303	$3,825

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2007		2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Real estate held for investment	$4,295	$5,175	$3,822	$4,546
Real estate held for sale	8	8	3	3

Total real estate	$4,303	$5,183	$3,825	$4,549

The carrying value of real estate that was non-income producing for the preceding 12 months was $87 in 2007 ($53 in 2006).
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2007	2006

Balance, January 1	$255	$215
Net realized gains for the year	76	59
Amortization of deferred net realized gains	(36)	(28)
Effect of changes in currency exchange rates	(19)	9

Balance, December 31	$276	$255

C) DEFERRED NET REALIZED GAINS
Prior to 2007, realized gains on bonds, stocks, mortgages and derivatives were deferred and amortized to income as described in Note 1. Gains on sales of real estate continue to be deferred and amortized and these deferred gains are included in section B of this note. Changes in deferred net realized gains on bonds, mortgages, stocks and derivatives during 2006 are shown in the following table. These gains, net of the related taxes, were recorded to retained earnings on January 1, 2007, as described in Note 2.

	Bonds	Mortgages	Stocks	Derivatives	Total

Balance, January 1, 2006	$2,291	$158	$980	$215	$3,644
Net realized gains for the year	146	49	169	243	607
Amortization of deferred net realized gains	(258)	(35)	(203)	(53)	(549)
Effect of changes in currency exchange rates	114	2	80	(1)	195

Balance, December 31, 2006	$2,293	$174	$1,026	$404	$3,897

D) NET INVESTMENT INCOME
Changes in fair value of held-for-trading assets recorded to net income for the year ended December 31, 2007, consist of the following:

2007

Bonds	$(1,691)
Stocks	103
Other invested assets	33
Cash equivalents and short-term securities	(3)

Total changes in fair value of held-for-trading assets	$(1,558)

70      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
Income from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments on the consolidated statement of operations for the year ended December 31, 2007 consists of the following:

2007

Changes in fair value	$75
Interest income	10
Other income	1

Total income from derivative investments	$86

Other net investment income has the following components:

	2007	2006	2005

Interest income:
Bonds		$3,874	$3,720
Held-for-trading bonds	$3,091
Available-for-sale bonds	531
Mortgages and corporate loans	1,286	930	889
Policy loans	212	203	184
Cash, cash equivalents and short-term securities	231	170	155

Interest income	5,351	5,177	4,948
Dividends from stocks		103	118
Dividends on held-for-trading stocks	103
Dividends on available-for-sale stocks	23
Real estate income (net)(1)	300	260	252
Amortization of deferred net realized gains and unrealized gains and losses	121	751	632
Derivative realized and unrealized gains and losses(2)		116	(22)
Foreign exchange gains (losses)	37	(14)	28
Other income(3)	351	359	215
Investment expenses and taxes	(89)	(88)	(92)

Total other net investment income	$6,197	$6,664	$6,079

(1)	Includes operating lease rental income of $316 ($275 and $271, respectively, in 2006 and 2005).
(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value in 2006 and 2005. Additional derivative gains of $31 in 2006 and $(66) in 2005 are included in other items (net).
(3)	Includes equity income from CI Financial of $228 in 2007 ($167 in 2006, and $119 in 2005). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3. In 2007, this includes write-downs of available-for-sale assets as described in Note 6 and the effect of hedge accounting described in section E of this note.
E) DERIVATIVE FINANCIAL INSTRUMENTS
The accounting policies used for derivative financial instruments are described in Note 1.
The fair values of derivative financial instruments by major class of derivative as at December 31, are shown in the following table.

	2007		2006
	Fair value		Fair Value
	Positive	Negative	Positive	Negative

Interest rate contracts	$286	$(555)	$189	$(240)
Foreign exchange contracts	1,281	(42)	704	(105)
Other contracts	380	(41)	585	(11)

Total derivatives	$1,947	$(638)	$1,478	$(356)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31, 2007.

	2007
	Total notional	Fair Value
	amount	Positive	Negative

Derivative investments(1)	$37,074	$1,216	$(611)
Fair value hedges	2,577	237	(7)
Cash flow hedges	77	10	–
Net investment hedges	2,914	484	(20)

Total	$42,642	$1,947	$(638)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.
Sun Life Financial Inc. | sunlife.com      71

Notes to the consolidated financial statements
i) Fair value hedges
The Company recorded $14 to income as hedge ineffectiveness for fair value hedges in other net investment income for the year ended December 31,2007.
ii) Cash flow hedges
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment of $(3) for cash flow hedges is recorded in other net investment income for the year ended December 31, 2007. The Company expects to reclassify $1 from accumulated OCI to net income within the next 12 months.
F) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. As at December 31, 2007, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,065 ($2,973 and $3,062, respectively, in 2006).
G) ASSET SECURITIZATIONS
In prior years, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.

As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2007	2006

Carrying value of retained interests	$91	$103
Fair value of retained interests	$91	$111
Weighted average remaining life (in years)	1.14–14.2	0.7–13.3
Discount rate	2.5%–12.5%	2.5%–12.5%
Anticipated credit losses	0.5%	0.6%
The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.
The following table summarizes certain cash flows received from securitization trusts in 2007, 2006 and 2005:

	2007	2006	2005

	Mortgages	Mortgages	Mortgages

Cash flows received on retained interests and servicing fees	$14	$18	$33
6. Financial instrument risk management
The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments. The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures. The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposures. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Company’s Risk Review Committee on an annual basis. Further details of the risk management programs can be found in the Management’s Discussion and Analysis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. The Company does not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to measure the continuing effectiveness of its risk management strategies.
The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

72        Sun Life Financial Inc.  | Annual Report 2007

Notes to the consolidated financial statements

A) CREDIT RISK
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest and/or principal when due. The Company mitigates credit risk through detailed credit and underwriting policies and comprehensive due diligence and credit analyses.
i) Maximum exposure to credit risk
The Company’s maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2007	2006

Cash, cash equivalents and short-term securities	$5,500	$6,239
Bonds		69,230
Held-for-trading bonds	50,608
Available-for-sale bonds	9,148
Mortgages	15,468	15,993
Corporate loans	5,274
Derivative assets(1)	1,947	1,478
Other financial assets(2)	2,722	2,591

Total balance sheet maximum credit exposure	$90,667	$95,531

Off-balance sheet items
Loan commitments(3)	$1,332	$1,171
Guarantees	98	106

Total off-balance sheet items	$1,430	$1,277

(1)	The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(3)	Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.

Collateral held and other credit enhancements
During the normal course of business, the Company invests in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to mitigate the credit exposure according to the Credit Support Annex (CSA), which forms part of the International Swaps and Derivatives Association’s (ISDA) Master Agreement. It is the Company’s common practice to execute a CSA in conjunction with an ISDA Master Agreement.
ii) Concentration risk
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. The Company mitigates this risk through setting counterparty exposure limits and diversification requirements. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. It is the Company’s policy to diversify all investment portfolios. The Company’s mortgages and corporate loans are diversified by type and location and, for mortgage loans, by borrower.
The following tables provide details of the bonds, mortgages and corporate loans held as at December 31 by issuer country, geographic location and industry sector where applicable.
The carrying value of bonds by issuer country as at December 31 is shown in the following table. For 2007 carrying values are equal to their fair values.

	2007			2006

	Held-for-trading	Available-for-	Total	Total
	bonds	sale bonds	bonds	bonds

Canada	$18,457	$1,567	$20,024	$24,131
United States	20,452	5,865	26,317	31,025
United Kingdom	5,704	600	6,304	6,818
Other	5,995	1,116	7,111	7,256

Balance, December 31	$50,608	$9,148	$59,756	$69,230

Sun Life Financial Inc.  | sunlife.com       73

Notes to the consolidated financial statements
The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table. For 2007 carrying values are equal to their fair values.

	2007			2006
	Held-for-trading	Available-for-		Carrying	Fair
	bonds	sale bonds	Total	value	value(1)

Bonds issued or guaranteed by:
Canadian federal government	$2,320	$567	$2,887	$2,797	$2,927
Canadian provincial and municipal governments	5,849	336	6,185	6,062	7,089
U.S. Treasury and other U.S. agencies	1,055	372	1,427	1,515	1,549
Other foreign governments	3,195	521	3,716	3,122	3,576

Total government issued or guaranteed bonds	12,419	1,796	14,215	13,496	15,141
Corporate bonds by industry sector:
Financials	13,062	3,497	16,559	20,249	20,793
Utilities and energy	7,475	752	8,227	9,697	10,285
Telecom	2,136	666	2,802	3,227	3,284
Consumer staples and discretionary	5,185	952	6,137	8,175	8,315
Industrials	2,665	374	3,039	3,541	3,722
Other	1,730	429	2,159	2,603	2,676

Total corporate	32,253	6,670	38,923	47,492	49,075
Asset-backed securities	5,936	682	6,618	8,242	8,308

Total bonds	$50,608	$9,148	$59,756	$69,230	$72,524

(1)	2006 includes $5,127 of bonds that were designated as corporate loans on January 1, 2007, as described in Note 2.

The carrying value of mortgages and corporate loans by geographic location as at December 31, 2007 is shown in the following table. The carrying value of mortgages split into residential and non-residential mortgages is also included. Residential mortgages include mortgages for both single and multiple family dwellings.

	2007
					Total
		Mortgages		Corporate	mortgages and
	Non-residential	Residential	Total	loans	corporate loans

Canada	$6,382	$2,723	$9,105	$4,818	$13,923
United States	6,005	274	6,279	258	6,537
United Kingdom	84	–	84	–	84
Other	–	–	–	198	198

Total mortgages and corporate loans	$12,471	$2,997	$15,468	$5,274	$20,742

The carrying value of mortgages by geographic location as at December 31, 2006 is as follows:

	2006
	Non-residential	Residential	Total

Canada	$6,347	$2,794	$9,141
United States	6,404	306	6,710
United Kingdom	142	–	142

Total mortgages	$12,893	$3,100	$15,993

iii)	Contractual maturities of bonds, mortgages, corporate loans and derivatives
The contractual maturities of bonds as at December 31, 2007, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2007
	Held-for-trading	Available-for-	Total
	bonds	sale bonds	bonds

Due in 1 year or less	$1,521	$337	$1,858
Due in years 2-5	10,320	2,532	12,852
Due in years 6-10	12,660	3,291	15,951
Due after 10 years	26,107	2,988	29,095

Total bonds	$50,608	$9,148	$59,756

74       Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
As at December 31, 2007, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, are as follows.

		Corporate
	Mortgages	loans	Total

2008	$1,506	$474	$1,980
2009	1,050	367	1,417
2010	914	370	1,284
2011	1,219	725	1,944
2012	826	751	1,577
Thereafter	9,970	2,601	12,571

Total mortgages and corporate loans, before allowances for losses	$15,485	$5,288	$20,773

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2007				2006
	Term to maturity				Term to maturity
	Under	1 to	Over		Under	1 to	Over
	1 year	5 years	5 years	Total	1 year	5 years	5 years	Total

Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$625	$7,453	$12,116	$20,194	$876	$6,615	$11,976	$19,467
Options purchased	60	283	1,841	2,184	1,385	898	1,629	3,912
Foreign exchange contracts:
Forward contracts	1,849	105	–	1,954	2,529	98	–	2,627
Swap contracts	222	3,157	5,351	8,730	333	1,681	4,668	6,682
Other contracts:
Options purchased	2,245	3,814	49	6,108	3,313	5,550	270	9,133
Forward contracts	648	53	–	701	556	42	–	598
Swap contracts	230	95	13	338	261	147	13	421
Credit derivatives	–	–	90	90	–	–	23	23
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,182	85	–	1,267	373	37	–	410
Foreign exchange contracts:
Futures contracts	34	–	–	34	–	–	–	–
Other contracts:
Futures contracts	1,042	–	–	1,042	867	–	–	867

Total notional amount	$8,137	$15,045	$19,460	$42,642	$10,493	$15,068	$18,579	$44,140

iv)	Asset quality
The Company’s accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.
Bonds by credit rating
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio was 97.6% (97.5% in 2006) investment grade based on carrying value. The carrying value and fair value of bonds by rating is shown in the following table. For 2007, carrying value is equivalent to fair value so only carrying value is shown.

	2007			2006
	Held-for-trading	Available-for-		Carrying	Fair
	bonds	sale bonds	Total	value	value

Bonds by credit rating(1):
AAA	$9,896	$2,214	$12,110	$13,432	$13,805
AA	9,567	1,501	11,068	12,042	12,888
A	15,443	2,538	17,981	22,175	23,492
BBB	14,382	2,773	17,155	19,849	20,522
BB and lower	1,320	122	1,442	1,732	1,817

Total bonds	$50,608	$9,148	$59,756	$69,230	$72,524

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.
Sun Life Financial Inc. | sunlife.com       75

Notes to the consolidated financial statements
Derivative financial instruments by counterparty credit rating Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2007, the Company held assets of $183 ($51 in 2006) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.
The following tables show the derivative financial instruments with a positive fair value as at December 31, split by counterparty credit rating.

	2007
	Gross positive	Impact of	Net
	replacement	master netting	replacement
	cost(1)	agreements(2)	cost(3)

Over-the-counter contracts:
AAA	$260	$(10)	$250
AA	1,407	(216)	1,191
A	272	(79)	193
Exchange-traded	8	–	8

Total	$1,947	$(305)	$1,642

	2006
	Gross positive	Impact of	Net
	replacement	master netting	replacement
	cost(1)	agreements(2)	cost(3)

Over-the-counter contracts:
AAA	$140	$–	$140
AA	1,142	(226)	916
A	190	(7)	183
Exchange-traded	6	(2)	4

Total	$1,478	$(235)	$1,243

(1)	Used to determine the credit risk exposure if the counterparties were to default The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default, The Company’s overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(3)	Gross positive replacement cost after netting agreements.
Mortgages and corporate loans past due or impaired
The distribution of mortgages and corporate loans by credit quality as at December 31 is shown in the following table.

	2007						2006
	Gross carrying value			Allowance for losses			Mortgages
		Corporate			Corporate		Gross carrying	Allowance
	Mortgages	loans	Total	Mortgages	loans	Total	value	for losses

Neither past due nor impaired	$15,400	$5,200	$20,600	$7	$–	$7	$15,883	$11
Past due but not impaired:
Past due less than 90 days	58	33	91	–	–	–	74	–
Past due 90 to 179 days	1	3	4	–	–	–	–	–
Impaired	26	52	78	10	14	24	63	16

Balance, December 31	$15,485	$5,288	$20,773	$17	$14	$31	$16,020	$27

Impaired mortgages and corporate loans of $4 as at December 31, 2007 ($7 of impaired mortgages as at December 31, 2006) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.
The weighted average investment in impaired mortgage and corporate loans, before allowances for losses was $43 as at December 31, 2007 ($63 of mortgages in 2006). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $13 ($5 of mortgages were non-income producing in 2006).

76      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
Changes in allowances for losses
The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Corporate loans	Other	Total

Balance, December 31, 2005	$97	$29	$–	$14	$140
Provision for losses (recoveries)	(9)	(1)	–	–	(10)
Write-offs, net of recoveries	(29)	(1)	–	1	(29)
Effect of changes in currency exchange rates	(5)	–	–	–	(5)

Balance, December 31, 2006	$54	$27	$–	$15	$96
Adjustment for change in accounting policy (Note 2)	(54)	–	13	(15)	(56)
Provision for losses	–	–	2	–	2
Write-offs, net of recoveries	–	(7)	(1)	–	(8)
Effect of changes in currency exchange rates	–	(3)	–	–	(3)

Balance, December 31, 2007	$–	$17	$14	$–	$31

Restructured mortgages and corporate loans
Mortgages and corporate loans with a carrying value of nil have had their terms renegotiated during the year ended December 31, 2007 ($94 of mortgages were restructured in 2006).
Possession of collateral/foreclosed assets
During 2007, the Company took possession of the real estate collateral of $8 it held as security for mortgages ($3 of real estate held as collateral in 2006). These assets are either retained as real estate investments if they comply with the Company’s investment policy standards or sold.
Temporarily impaired available-for-sale assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at December 31, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

December 31, 2007
		Unrealized
	Fair value	losses

Available-for-sale bonds	$4,895	$273
Available-for-sale stocks(1)	238	34
Available-for-sale other invested assets(2)	108	12

Total temporarily impaired financial assets	$5,241	$319

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $13.
(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $120.

For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.
Impaired available-for-sale assets and non-income producing bonds During 2007, the Company wrote-down $2 of impaired available-for-sale bonds and stocks recorded at fair value and stocks and limited partnerships of $33 that were recorded at cost. These assets were written-down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in other net investment income in the consolidated statements of operations.
The impaired bonds and other invested assets and the related allowances for losses for 2006 are shown in the following table. Bonds for 2006 include corporate loans that were designated as loans on January 1, 2007

	2006
	Impaired	Allowance
	carrying value	for losses

Bonds	$113	$54
Other	22	15

Total	$135	$69

The average carrying value of bonds that were non-income producing for the 12 months ended December 31, 2007 was nil ($17 for the 12 months ended December 31, 2006).
Sun Life Financial Inc. | sunlife.com      77

Notes to the consolidated financial statements
B) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they fall due. The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. The Company’s asset-liability management allows it to maintain its financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity further, the Company actively manages and monitors its capital and asset levels, diversification and credit quality of its investments and cash forecasts and actual amounts against established targets. The Company also maintains liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc. and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
C) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk. The following sections describe how the Company manages these risks.
i) Currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As an international provider of financial services, the Company operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect the Company’s net income and surplus when results in local currencies are translated into Canadian dollars. Strengthening of the Canadian dollar against the currencies of the countries in which it operates could have an adverse effect on the Company’s reported net income. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with the Company’s policy.
ii) Interest rate risk
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9.
iii) Equity risk
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9.
The Company’s equity portfolio is diversified and contains a significant amount of exchange-traded funds which are indexed to various stock indices.

The carrying value of stocks by issuer country as at December 31 is shown in the following table. For 2007 carrying values are generally equal to their fair values.

	2007		2006

	Held-for-trading	Available-for-	Total	Total
	stocks	sale stocks	stocks	stocks

Canada	$2,016	$222	$2,238	$1,762
United States	1,141	566	1,707	1,601
United Kingdom	893	–	893	1,274
Other	388	–	388	262

Total stocks	$4,438	$788	$5,226	$4,899

78      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
7. Goodwill and intangible assets
A) GOODWILL
In addition to the goodwill of $6,018 ($5,981 in 2006) shown on the consolidated balance sheets, goodwill of $404 ($346 in 2006) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to annual impairment testing during 2007, 2006 and 2005.

Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total

Balance, January 1, 2006	$3,732	$1,454	$519	$568	$6,273
Adjustment to purchase equation of CMG Asia (Note 3)	–	–	19	–	19
Acquisitions (Note 3)	36	–	–	10	46
Disposals	–	–	–	(7)	(7)
Effect of changes in currency exchange rates	–	(1)	(3)	–	(4)

Balance, December 31, 2006	$3,768	$1,453	$535	$571	$6,327
Acquisitions (Note 3)	75	360	–	52	487
Disposals	(2)	(32)	–	(7)	(41)
Effect of changes in currency exchange rates	–	(237)	(75)	(39)	(351)

Balance, December 31, 2007	$3,841	$1,544	$460	$577	$6,422

B) INTANGIBLE ASSETS
In addition to the intangible assets of $775 ($777 in 2006) shown on the consolidated balance sheets, intangible assets of $766 ($759 in 2006) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $25 ($25 in 2006 and $22 in 2005). There were no write-downs of intangibles due to impairment during 2007, 2006 and 2005. The Company expects to record amortization expenses of $23 to operating expenses each year for each of the next five years. As at December 31, the components of the intangible assets are as follows:

	2007			2006
	Gross carrying	Accumulated	Net	Gross carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount

Finite-life intangible assets:
Sales potential of field force(1)	$486	$60	$426	$423	$48	$375
Asset administration contracts	224	49	175	224	38	186
Distribution channels	–	–	–	32	16	16
Brand name(2)	–	–	–	54	2	52
Other	2	2	–	2	2	–

	712	111	601	735	106	629

Indefinite-life intangible assets:
Fund management contracts	930	–	930	895	–	895
State licenses	10	–	10	12	–	12

	940	–	940	907	–	907

Total intangible assets	$1,652	$111	$1,541	$1,642	$106	$1,536

(1)	Increase in 2007 is due to the acquisition of the Genworth EBG Business as described in Note 3.
(2)	On March 26, 2007, the Company announced the retirement of the Clarica brand as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9).
Sun Life Financial Inc. | sunlife.com      79

Notes to the consolidated financial statements
8. Other assets
Other assets consist of the following:

	2007	2006

Accounts receivable	$1,629	$1,401
Investment income due and accrued	1,093	1,190
Future income taxes (Note 18)	382	747
Deferred acquisition costs	139	185
Prepaid expenses	231	207
Premiums receivable	395	323
Accrued benefit asset (Note 21)	422	454
Capital assets	171	179
Other	16	188

Total other assets	$4,478	$4,874

Amortization of deferred acquisition costs charged to income amounted to $64 in 2007 ($112 and $142 in 2006 and 2005, respectively).
Capital assets are carried at a cost of $722 ($728 in 2006), less accumulated depreciation and amortization of $551 ($549 in 2006). Depreciation and amortization charged to income totalled $62 in 2007 ($67 and $63 in 2006 and 2005, respectively).

9. Actuarial liabilities and other policy liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains on real estate are taken into account in establishing the actuarial liabilities. In prior years, deferred net realized gains on bonds, stocks, mortgages and derivatives were also taken into account in establishing the actuarial liabilities.
Provision for policyholder dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $906 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($846 in 2006 and $802 in 2005).

80      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2007
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$14,388	$4,945	$2,671	$3,282	$25,286
Individual non-participating life	2,670	7,175	217	528	10,590
Group life	1,294	224	9	5	1,532
Individual annuities	9,272	10,404	–	4,163	23,839
Group annuities	5,963	4,024	323	–	10,310
Health insurance	5,392	901	–	86	6,379
Total actuarial liabilities	38,979	27,673	3,220	8,064	77,936
Add: Other policy liabilities(2)	591	621	63	619	1,894

Actuarial liabilities and other policy liabilities	$39,570	$28,294	$3,283	$8,683	$79,830

	2006
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$12,213	$5,362	$2,508	$3,296	$23,379
Individual non-participating life	2,013	7,723	333	487	10,556
Group life	1,216	127	8	3	1,354
Individual annuities	8,977	14,486	–	3,883	27,346
Group annuities	5,538	5,277	353	–	11,168
Health insurance	4,850	527	(1)	107	5,483

Total actuarial liabilities	34,807	33,502	3,201	7,776	79,286
Add: Other policy liabilities(2)	464	541	62	683	1,750

Actuarial liabilities and other policy liabilities	$35,271	$34,043	$3,263	$8,459	$81,036

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2007
					Mortgages
	Bonds		Stocks		and
	Held-for-	Available-	Held-for-	Available-	corporate
	trading	for-sale	trading	for-sale	loans	Real estate	Other	Total

Individual participating life	$13,827	$–	$3,667	$13	$4,493	$2,947	$3,700	$28,647
Individual non-participating life	6,468	425	691	3	2,738	200	4,223	14,748
Group life	1,147	–	3	–	1,106	19	(32)	2,243
Individual annuities	18,392	57	18	–	5,724	–	1,081	25,272
Group annuities	6,722	–	58	5	2,831	122	866	10,604
Health insurance	4,048	–	1	–	2,908	66	398	7,421
Equity and other	4	8,666	–	767	942	949	14,028	25,356

Total assets	$50,608	$9,148	$4,438	$788	$20,742	$4,303	$24,264	$114,291

			2006
			Bonds	Mortgages	Stocks	Real estate	Other	Total

Individual participating life			$14,591	$4,034	$3,542	$2,632	$4,382	$29,181
Individual non-participating life			9,542	2,233	500	117	2,505	14,897
Group life			1,394	675	5	22	99	2,195
Individual annuities			23,574	4,897	60	30	2,124	30,685
Group annuities			9,607	2,151	45	147	892	12,842
Health insurance			4,704	1,723	14	48	579	7,068
Equity and other			5,818	280	733	829	13,303	20,963

Total assets			$69,230	$15,993	$4,899	$3,825	$23,884	$117,831

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Notes to the consolidated financial statements
D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2007	2006

Actuarial liabilities, January 1, before change in accounting policy	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	7,129	–

Actuarial liabilities, January 1, after change in accounting policy	86,415	75,777

Change in liabilities on in-force business	(5,201)	(2,942)
Liabilities arising from new policies	2,803	5,415
Significant changes in assumptions or methodology(1):
Gross increases	380	149
Gross decreases	(497)	(97)

Increase (decrease) in actuarial liabilities(2)	(2,515)	2,525

Actuarial liabilities before the following:	83,900	78,302
Acquisition (Note 3)	536	–
Effect of changes in currency exchange rates	(6,500)	984

Actuarial liabilities, December 31	77,936	79,286
Add: Other policy liabilities	1,894	1,750

Actuarial liabilities and other policy liabilities, December 31	$79,830	$81,036

(1)	The increase in actuarial liabilities in 2007 included $123 from changes to the economic scenarios used in the calculation of actuarial liabilities, $107 for strengthening of longevity assumptions, and $150 for reductions in the long-term lapse rates for universal life policies written in Canada and the United States. The decrease in 2007 included $215 for reductions in mortality assumptions on life insurance liabilities and $282 for the recapture of reinsurance ceded to a Barbados subsidiary. The increase in actuarial liabilities in 2006 resulted from strengthening of longevity assumption in Canada and the U.K. The decreases in 2006 arose from changes in assumptions as a result of changes in pension legislation in the U.K.
(2)	The change in fair value of held-for-trading assets caused by the change in interest rates is offset by the change in actuarial liabilities.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE
     INCOME TAXES AND DEFERRED NET REALIZED GAINS
The fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. To the extent that the assets supporting actuarial liabilities are reported at fair value on the balance sheet, the change in the value of those assets wouId be largely offset by a change in the value of liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in no change to surplus.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $73. For products where lower mortality would be financially adverse to the Company, a 1% decrease in the mortality assumption would decrease net income by $50.
Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U.K. has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $21.
Asset default
Assumptions related to investment returns include expected future credit losses on fixed income investments. Past Company and industry experience, as well as specific reviews of the current portfolio, are used to project credit losses.
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,947 determined on a pre-tax basis ($2,578 in 2006) to provide for possible future asset defaults and loss of asset value (equity and real estate included) on current assets and on future purchases.

82      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
Equity market movements
The majority of held-for-trading equities are held to back products such as participating or universal life lines where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or to the rate of interest credited; in these cases equity market movements are largely offset by changes in actuarial liabilities.
Much of the remainder of held-for-trading equities are held to back long-term fixed liabilities.
In addition, there are products such as segregated fund and annuity option guarantees where the liabilities are affected by movements in equity markets, even though mitigating hedging programs are in place. For these blocks the Company uses stochastic modelling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.
Overall, it is estimated the impact on the Company of an immediate 10% increase across all equity markets would be an increase in net income of $40; conversely, the impact of a decrease of 10% would be an immediate estimated decrease in net income of $61.
Interest rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or to the rate of interest credited. These products generally have minimum interest rate guarantees.
Effective January 1, 2007, as a result of adopting the requirements of Handbook Section 3855, the values of both held-for-trading bonds and actuarial liabilities are affected similarly by changes in interest rates. The estimated impact of an immediate 1% parallel increase in interest rates as at December 31, 2007, across the entire yield curve in all markets, would be an increase in net income of $164. Conversely an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $286.
Policy termination rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $105 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $74 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).
Operating expenses and inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $229.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers.

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Notes to the consolidated financial statements
The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2007	2006	2005

Premiums:
Direct premiums	$13,550	$14,947	$13,305
Reinsurance assumed	564	574	530
Reinsurance ceded	(990)	(912)	(895)

	$13,124	$14,609	$12,940

Payments to policyholders, beneficiaries and depositors:
Direct payments	$14,292	$12,987	$12,961
Reinsurance assumed	526	419	453
Reinsurance ceded	(574)	(511)	(612)

	$14,244	$12,895	$12,802

Actuarial liabilities are shown net of ceded reinsurance of $2,448 in 2007 ($2,401 in 2006).
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2007 analysis tested the capital adequacy of the Company until December 31, 2011, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $3,691 ($2,899 in 2006). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.

10. Senior debentures
The following obligations are included in senior debentures:

	Currency of borrowing	Interest rate	Maturity	2007	2006

Partnership capital securities	U.S. dollars	8.53%	–	$–	$698
Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	960	990
Series B debenture	Cdn. dollars	7.09%	2052	200	200
Funding debenture	Cdn. dollars	7.09%	2052	–	3
SLF Inc. senior unsecured debentures
Series A	Cdn. dollars	4.80%	2035	600	600
Series B	Cdn. dollars	4.95%	2036	954	700
Series C	Cdn. dollars	5.00%	2031	300	300

				$3,014	$3,491

Fair value				$3,068	$3,704

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $192, $205 and $144 for 2007, 2006 and 2005, respectively.
Partnership capital securities
On May 6, 2007, the Company redeemed the outstanding US$600 principal amount of the 8.53% partnership capital securities. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter of 2007
Sun Life Assurance debentures
On September 7, 2007, Sun Life Assurance repurchased the outstanding $3 principal amount of the 7.09% funding debenture and $30 principal amount of the $990 outstanding 6.87% Series A debentures. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter of 2007
SLF Inc. senior unsecured debentures
On November 23, 2005, SLF Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. SLF Inc. may redeem the debentures after 10 years at 100% of the principal amount.

84      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
On March 13, 2006, SLF Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036.
An additional $250 principal amount was issued on February 26, 2007. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. SLF Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount.
On July 11, 2006, SLF Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. SLF Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount.
All senior unsecured debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.

11. Other liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2007	2006

Accounts payable	$1,762	$1,811
Bank overdrafts	303	281
Bond repurchase agreements	1,982	2,151
Accrued expenses and taxes	1,012	1,211
Borrowed funds	335	214
Senior unsecured financing	996	–
Future income taxes (Note 18)	582	226
Accrued benefit liability (Note 21)	479	505
Other	224	435

Total other liabilities	$7,675	$6,834

B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 3 to 84 days, averaging 46 days, and bear interest at rates averaging 4.26% as at December 31, 2007 (4.15% in
2006). As at December 31, 2007, the Company had assets with a total market value of $1,822 ($2,147 in 2006), pledged as collateral for the bond repurchase agreements.

C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of borrowing	Maturity	2007	2006

Encumbrances on real estate	Cdn. dollars	2008-2016	$188	$112
	U.S. dollars	2008-2014	147	102

Total borrowed funds			$335	$214

As at December 31, 2007, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2008	$38
2009	17
2010	63
2011	67
2012	72
Thereafter	78

Total	$335

Interest expense for the borrowed funds was $16, $15 and $19 for 2007, 2006 and 2005, respectively.

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Notes to the consolidated financial statements
D) SENIOR UNSECURED FINANCING
On November 8, 2007, a variable interest entity consolidated by the Company issued a US$1,000 variable principal floating rate certificate (the Certificate) to a financial institution (the Lender). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (U.S. Holdings), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread.
The maximum capacity of this agreement is US$2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067
The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.
For the year ended December 31, 2007, the Company recorded $9 of interest expense relating to this obligation.

12. Subordinated debt
The following obligations are included in subordinated debt and qualify as capital for Canadian regulatory purposes:

	Currency	Interest rate	Maturity	2007	2006

Subordinated debentures(1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures(3)	Cdn. dollars	6.30%	2028	150	150
Subordinated debentures	Cdn. dollars	5.40%	2042	398	–
Subordinated notes(4)	U.S. dollars	6.63%	2007	–	32
Subordinated notes	U.S. dollars	7.25%	2015	149	175

Total				$1,796	$1,456

Fair value				$1,849	$1,591

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.
(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.
(3)	Redeemable in whole or in part at any time.
(4)	Matured on December 15, 2007.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $105, $93 and $96 for 2007, 2006 and 2005, respectively.
On May 29, 2007, SLF Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on May 29,
2042. SLF Inc. may redeem the debentures at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest.
SUBSEQUENT EVENT
On January 30, 2008 SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds will be used for general corporate purposes, including investments in subsidiaries.

13. Non-controlling interests in subsidiaries
Non-controlling interests in subsidiaries on the consolidated balance sheets and non-controlling interests in net income of subsidiaries on the consolidated statements of operations consists of non-controlling interests in MFS and McLean Budden Limited in 2007 and 2006. In 2005, non-controlling interests in net income of subsidiaries included non-controlling interests in MFS and McLean Budden Limited of $20 and $3 of dividends on Class E Preferred Shares of Sun Life Assurance. Sun Life Assurance redeemed its Class E Preferred Shares on June 30, 2005, at $25 per share for a total of $150, excluding declared dividends also paid on redemption.

14. Share capital and shares purchased for cancellation
A) SHARE CAPITAL
The authorized share capital of SLF Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

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Notes to the consolidated financial statements
•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and
Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized five series of Class A non-voting preferred shares.

The changes and the number of shares issued and outstanding are as follows:

	2007		2006		2005

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Preferred shares (in millions of shares)
Balance, January 1	51	$1,250	29	$712	–	$–
Preferred shares issued, Class A, Series 1	–	–	–	–	16	400
Preferred shares issued, Class A, Series 2	–	–	–	–	13	325
Preferred shares issued, Class A, Series 3	–	–	10	250	–	–
Preferred shares issued, Class A, Series 4	–	–	12	300	–	–
Preferred shares issued, Class A, Series 5	10	250	–	–	–	–
Issuance costs, net of taxes	–	(5)	–	(12)	–	(13)

Balance, December 31	61	$1,495	51	$1,250	29	$712

Common shares (in millions of shares)
Balance, January 1	572	$7,082	582	$7,173	592	$7,238
Stock options exercised (Note 17)	2	66	2	73	3	99
Common shares purchased for cancellation	(10)	(115)	(12)	(164)	(13)	(164)

Balance, December 31	564	$7,033	572	$7,082	582	$7,173

On February 2, 2007, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2012, SLF Inc. may redeem these shares in whole or in part at a declining premium.
On October 10, 2006, SLF Inc. issued $300 Class A non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net of taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.
On July 15, 2005, SLF Inc. issued $325 of Class A non-cumulative Preferred Shares Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, SLF Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, SLF Inc. issued $400 of Class A non-cumulative Preferred Shares Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, SLF Inc. may redeem these shares, in whole or in part, at a declining premium. Underwriting commissions of $13 (net of taxes of $7) related to the 2005 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

B) SHARES PURCHASED FOR CANCELLATION
SLF Inc. has purchased and cancelled common shares under several normal course issuer bid programs. Under each of these programs, SLF Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. The time periods covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Period covered	Maximum shares authorized for purchase

January 12, 2004 to January 11, 2005	30 million
January 12, 2005 to January 11, 2006	30 million
January 12, 2006 to January 11, 2007	29 million
January 12, 2007 to January 11, 2008	29 million
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Notes to the consolidated financial statements
SLF Inc. also purchased and cancelled common shares pursuant to private agreements between SLF Inc. and an arms length third-party seller (the Private Purchases) between December 12 and December 31, 2007. Under these Private Purchases, SLF Inc. could purchase up to 2.55 million of its common shares. The shares purchased for
Amounts repurchased under these programs are as follows:
cancellation were included in the calculation of the maximum number of common shares that could be purchased under the normal course issuer bid program that covers the period from January 12, 2007 to January 11, 2008.

	2007	2006	2005

Number of shares repurchased (in millions)	10	12	13
Amount(1)	$502	$575	$544
Average price per share	$51.18	$46.31	$41.10

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
SUBSEQUENT EVENT
On January 10, 2008, SLF Inc. announced a new normal course issuer bid that commenced on January 12, 2008 and continues until January 11, 2009. Under this program, SLF Inc. may purchase, for cancellation, up to 20 million common shares, representing approximately 3.5% of the amount outstanding on January 10, 2008.

15. Operating expenses
Operating expenses consist of the following:

	2007	2006	2005

Compensation costs	$1,898	$1,851	$1,769
Premises and equipment costs	265	259	287
Restructuring and other related charges	–	1	10
Capital asset depreciation and amortization (Note 8)	62	67	63
Other(1)	1,035	850	792

Total operating expenses	$3,260	$3,028	$2,921

(1)	Includes the write-down of the brand name intangible asset of $52 as described in Note 7.
16. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2007	2006	2005

Common shareholders’ net income	$2,219	$2,089	$1,843
Less: Effect of stock options of subsidiaries(1)	20	11	5

Common shareholders’ net income on a diluted basis	$2,199	$2,078	$1,838

Weighted average number of shares outstanding for basic earnings per share (in millions)	569	577	587
Add: Adjustments relating to the dilutive impact of stock options(2)	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	572	580	590

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
17. Stock-based compensation
A) STOCK OPTION PLANS
SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year

88      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001
Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the SLF Inc. Director Stock Option Plan were discontinued.

The activities in the stock option plans for the years ended December 31 are as follows:

	2007		2006		2005
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	stock options	average	stock options	average	stock options	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price

Balance, January 1	9,138	$32.58	10,049	$28.95	12,457	$26.90
Granted	1,261	52.55	1,460	49.29	1,339	40.80
Exercised	(2,075)	27.45	(2,228)	26.57	(2,999)	26.11
Forfeited	(156)	46.04	(143)	37.47	(748)	25.61

Balance, December 31	8,168	$35.98	9,138	$32.58	10,049	$28.95

Exercisable, December 31	5,333	$29.19	5,909	$28.39	5,750	$27.59

The aggregate intrinsic value, which is the difference between the market price of an SLF Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2007 is $141. The aggregate intrinsic value of options exercised in 2007 was $51 ($48 and $49 for 2006 and 2005, respectively). As at December 31, 2007, the number of stock options vested and expected to vest at the end of the relevant vesting period is 7,814 thousand. The aggregate intrinsic value of the options vested and expected to vest is $159, with a weighted average exercise price of $35.35 and a weighted average remaining term to maturity of 5.88 years.
Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2007	2006	2005

Compensation expense recorded	$10	$13	$9
Income tax benefit on expense recorded	$1	$1	$1
Income tax benefit realized on exercised options	$4	$6	$4
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31,
2007 was $3. The weighted average recognition period over which this compensation cost is expected to be recognized is 2.7 years.

The stock options outstanding and exercisable as at December 31, 2007, by exercise price, are as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average			average
	Number of	remaining	Weighted	Number of	remaining	Weighted
	stock options	contractual	average	stock options	contractual	average
Range of exercise prices	(thousands)	life (years)	exercise price	(thousands)	life (years)	exercise price

$17.00 to $24.00	1,626	4.23	$19.25	1,626	4.23	$19.25
$25.00 to $30.00	1,640	4.26	28.31	1,622	4.22	28.32
$31.00 to $35.00	1,141	4.12	32.85	1,138	4.11	32.84
$36.00 to $45.00	1,228	7.00	40.47	622	6.83	40.23
$46.00 to $53.00	2,533	8.64	50.91	325	8.05	48.79

	8,168	6.00	$35.98	5,333	4.75	$29.19

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2007, was $8.73 ($8.40 and $8.31 for 2006 and 2005, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2007	2006	2005

Risk-free interest rate	4.1%	4.1%	4.3%
Expected volatility	16.0%	16.0%	20.0%
Expected dividend yield	2.4%	2.2%	2.4%
Expected life of the option (in years)	5.6	5.6	5.6
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Notes to the consolidated financial statements
Expected volatility is based on historical volatility of the Company’s stock, implied volatilities from traded options on the Company’s stock and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on Canadian government bond yield curve in effect at the time of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
In Canada, the Company matches eligible employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Plan. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on SLF Inc.’s common share price on the TSX. Any fluctuation in SLF Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in SLF Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair value of an equal number of common shares.
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the fair value of the common shares at the end of the three-year performance period.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

Number of units (in thousands)	DSUs	RSUs	PSUs	Total

Units outstanding December 31, 2005	587	2,080	461	3,128
Units outstanding December 31, 2006	588	2,138	611	3,337
Units outstanding December 31, 2007	554	1,809	515	2,878

Liability accrued as at December 31, 2007	$30	$62	$18	$110

Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares of SLF Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2007	2006	2005

Compensation expense recorded	$49	$50	$46
Income tax benefit on expense recorded	$17	$17	$16

The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2007, including an adjustment for expected future forfeitures, as at December 31, 2007 was $43. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.81 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $63 related to the liabilities of these plans in 2007 ($27 and $1 for 2006 and 2005, respectively).
D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and

90      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
restricted share units (RSUs). Restricted share awards were granted in 2007, 2006 and 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. Dividends are paid to restricted share holders and are not forfeited in the event that the award does not ultimately vest. The restricted stock awards vest over a four or five-year period. The stock options granted in
2007, 2006 and 2005 vest over a four-year period. The RSUs granted in 2007 vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary.

The outstanding awards and related operating expenses in the consolidated statements of operations for these awards are as follows:

	2007	2006	2005

Awards outstanding (in thousands)	151	172	192
Expense recorded	$37	$17	$13
Income tax benefit recorded	$14	$6	$5
18. Income taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2007	2006	2005

Canadian income tax expense (benefit):
Current	$(89)	$418	$127
Future	135	(271)	151

Total	46	147	278

Foreign income tax expense (benefit):
Current	158	306	327
Future	318	(64)	(74)

Total	476	242	253

Total income taxes expense	$522	$389	$531

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $134 as at December 31, 2007 ($105 and $75 in 2006 and 2005, respectively).

The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2007		2006		2005
		%		%		%

Total net income	$2,290		$2,144		$1,876
Add: Income taxes expense	522		389		531
Non-controlling interests in net income of subsidiaries	35		27		23

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,847		$2,560		$2,430

Taxes at the combined Canadian federal and provincial statutory income tax rate	$996	35.0	$896	35.0	$850	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(250)	(8.8)	(239)	(9.3)	(148)	(6.1)
Tax (benefit) cost of unrecognized losses	19	0.6	(41)	(1.6)	(35)	(1.5)
Tax exempt investment income	(155)	(5.4)	(179)	(7.0)	(116)	(4.8)
Changes to statutory income tax rates	(86)	(3.0)	(41)	(1.6)	–	–
Other	(2)	(0.1)	(7)	(0.3)	(20)	(0.7)

Company’s effective worldwide income taxes	$522	18.3	$389	15.2	$531	21.9

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Notes to the consolidated financial statements
During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 28% in 2012 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure in 2007 and 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $32 ($36 in 2006), while the increase to shareholders’ income amounted to $54 ($5 in 2006).
The Company has accumulated tax losses, primarily in the United Kingdom, totalling $572 ($837 in 2006). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $95 ($155 in 2006) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2007		2006
	Assets	Liabilities	Assets	Liabilities

Investments	$(27)	$1,257	$61	$272
Actuarial liabilities	261	(464)	123	(7)
Deferred acquisition costs	144	(199)	325	–
Losses available for carry forward	6	(111)	216	(15)
Other	3	82	99	(24)

	387	565	824	226
Valuation allowance	(5)	17	(77)	–

Total	$382	$582	$747	$226

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2007	2006	2005

Investments	$(524)	$14	$(107)
Actuarial liabilities	883	(101)	68
Deferred acquisition costs	(67)	(45)	2
Losses (incurred) utilized	(3)	(75)	10
Other	164	(128)	104

Future income tax expense (benefit)	$453	$(335)	$77

19. Income taxes included in OCI
OCI included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the year ended December 31:

2007

Unrealized foreign currency gains and losses on net investment hedges	$13
Unrealized gains and losses on available-for-sale assets	21
Reclassifications to net income for available-for-sale assets	29
Unrealized gains and losses on cash flow hedging instruments	28
Reclassifications to net income for cash flow hedges	4

Total income taxes benefit (expense) included in OCI	$95

92       Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
20. Commitments, guarantees and contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2008	2009	2010	2011	2012	Thereafter

Future rental payments	$88	$79	$68	$52	$46	$75

B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the Consolidated Financial Statements. As at December 31, 2007, there were outstanding contractual commitments with original maturities that were scheduled to expire as follows:

	30 Days	31 to 366 Days	Greater than one year	Total

Contractual commitments	$285	$800	$724	$1,809

In addition to the loan commitments for bonds and mortgages included in Note 6A, the above commitments include equity and real estate commitments.
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. As at December 31, 2007, letters of credit in the amount of $373 are outstanding.
D) INDEMNITIES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
Guarantees made by the Company that can be quantified are included in Note 6A.
E)	GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

Sun Life Financial Inc.   |  sunlife.com       93

Notes to the consolidated financial statements
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

2007
Revenue	$217	$15,154	$6,445	$(628)	$21,188
Shareholders’ net income	$2,288	$1,389	$858	$(2,247)	$2,288

2006
Revenue	$112	$16,424	$8,347	$(596)	$24,287
Shareholders’ net income	$2,137	$1,411	$728	$(2,139)	$2,137

2005
Revenue	$17	$15,071	$7,203	$(373)	$21,918
Shareholders’ net income	$1,867	$1,319	$567	$(1,886)	$1,867

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$–	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

2006
Invested assets	$20,303	$76,211	$28,130	$(18,445)	$106,199
Total other assets	$3,257	$10,865	$9,439	$(11,929)	$11,632
Actuarial and other policy liabilities	$–	$60,182	$19,877	$977	$81,036
Total other liabilities	$6,468	$17,138	$11,701	$(15,696)	$19,611
F) LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including provincial and state regulatory bodies, state attorneys general, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and Canadian securities commissions, from time to time make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Additional information concerning these and related matters is provided in SLF Inc.’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
G) PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies and other matters.

94       Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
21. Pension plans and other post-retirement benefits
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-retirement
	2007	2006	2007	2006

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,643	$2,490	$328	$338
Change in January 1 balance due to acquisition	–	–	5	–
Service cost	53	56	7	9
Interest cost	128	124	15	17
Actuarial losses (gains)	(159)	(25)	(23)	(27)
Benefits paid	(104)	(100)	(10)	(9)
Curtailments, settlements and plan amendments	4	7	(64)	–
Effect of changes in currency exchange rates	(139)	91	(9)	–

Projected benefit obligation, December 31(1)(2)	$2,426	$2,643	$249	$328

Accumulated benefit obligation, December 31(3)	$2,213	$2,387

Change in plan assets:
Fair value of plan assets, January 1	$2,502	$2,264	$–	$–
Net actual return on plan assets	122	242	–	–
Employer contributions	16	17	11	11
Benefits paid	(104)	(100)	(11)	(11)
Effect of changes in currency exchange rates	(143)	79	–	–

Fair value of plan assets, December 31(1)	$2,393	$2,502	$–	$–

Net funded status, December 31	$(33)	$(141)	$(249)	$(328)
Unamortized net actuarial loss	319	474	22	49
Unamortized past service cost	12	14	(50)	(20)
Unamortized transition asset	(72)	(92)	(6)	(7)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$225	$254	$(282)	$(305)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$422	$454	$–	$–
Other liabilities	$197	$200	$282	$305

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$778	$1,539

Plan assets	$553	$1,264

Weighted average assumptions:

	Pensions		Post-retirement
	To measure benefit	To measure the net	To measure benefit	To measure the net
	obligation as of the plans’	benefit costs or	obligation as of the plans’	benefit costs or
	measurement date(1)	income for the period	measurement date(1)	income for the period

Discount rate	5.5%	5.2%	5.4%	5.1%
Expected long-term rate of return on plan assets	7.0%	7.5%
Rate of compensation increase	3.7%	3.7%

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.
(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2007. The date of the next required actuarial valuation for funding purposes is January 1, 2008 for the plans in the United States and Philippines. The required date for the United Kingdom plans is December 31, 2008, and January 1, 2010 for the Canadian plans.
(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.

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Notes to the consolidated financial statements
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-retirement(1)
	2007	2006	2005	2007	2006	2005

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$53	$56	$56	$(7)	$9	$7
Plan amendments	4	8	–	(64)	–	(4)
Interest cost	128	124	123	15	17	17
Actual return on plan assets	(122)	(242)	(231)	–	–	–
Actuarial losses (gains)	(159)	(25)	341	(23)	(27)	39

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$(96)	$(79)	$289	$(79)	$(1)	$59

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$(41)	$73	$71	$–	$–	$–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	189	55	(342)	25	31	(37)
Difference between amortization of past service costs for year and actual plan amendments for year	1	(7)	1	45	(2)	2
Amortization of transition obligation (asset)	(18)	(17)	(19)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$131	$104	$(289)	$68	$27	$(37)

Total benefit cost recognized	$35	$25	$–	$(11)	$26	$22

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2007 was 10%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2007, the assumed rate was 9%, decreasing evenly to 5% by 2013, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$23	$(21)
Effect on aggregated service and interest costs	$2	$(2)
Composition of fair value of plan assets, December 31:

	2007	2006

Equity investments	43%	51%
Fixed income investments	44%	41%
Real estate investments	4%	3%
Other	9%	5%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2007	2006

Equity investments	42%	46%
Fixed income investments	45%	45%
Real estate investments	5%	5%
Other	8%	4%

Total	100%	100%

96       Sun Life Financial Inc.  | Annual Report 2007

Notes to the consolidated financial statements
The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to that of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	retirement	Total

Expected contributions for the next 12 months	$21	$13	$34
Expected future benefit payments

	2008	2009	2010	2011	2012	2013–2017

Pension	$85	$91	$95	$99	$108	$631
Post-retirement	13	13	14	15	15	84

Total	$98	$104	$109	$114	$123	$715

The total contribution made by the Company to defined contribution plans was $52 in 2007, $51 in 2006 and $38 in 2005.
22. Foreign exchange gain (loss)
The net foreign exchange loss of $3, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) from its self-sustaining foreign operations, was recognized in net investment income for the year ended December 31, 2007 (gains of $4 in 2006 and $22 in 2005, respectively). The foreign exchange gain amount recognized in 2005 includes an amount of $74 recognized as a result of the reduction of the Company’s net investment in its United Kingdom self-sustaining foreign operation of 450 U.K. Pounds and the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.

23. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the year ended December 31, 2007 of $144 ($127 and $111 in 2006 and 2005, respectively) are included in fee income in the consolidated statements of operations.

24. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $369, which is the carrying amount of these assets.
In the fourth quarter of 2007, a subsidiary of the Company obtained external funding (as described in Note 11D) for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. The subsidiary of the Company consolidates this VIE as the primary beneficiary since it is exposed to the majority of the expected losses.

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Notes to the consolidated financial statements
25.	Summary of differences between accounting principles generally accepted in Canada and in the United States
The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP).
The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2007		2006		2005

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Revenue
Premiums	$13,124	$8,517	$14,609	$7,791	$12,940	$7,135
Total net investment income	4,684	5,738	6,664	6,022	6,079	6,030
Net realized gains	168	376		337		788
Fee income	3,212	3,343	3,014	3,077	2,899	2,965

	21,188	17,974	24,287	17,227	21,918	16,918

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors	15,196	9,813	13,730	8,860	13,506	8,920
Increase (decrease) in actuarial liabilities	(2,515)	1,262	2,525	1,602	872	1,274
Acquisition expense amortization	64	337	112	779	142	443
Other expenses	5,596	4,504	5,360	4,159	4,968	3,975

	18,341	15,916	21,727	15,400	19,488	14,612

Income before income taxes and non-controlling interests	2,847	2,058	2,560	1,827	2,430	2,306
Income taxes expense	522	308	389	243	531	445
Non-controlling interests in net income of subsidiaries	35	35	27	27	23	23

Income before cumulative effect of accounting changes	2,290	1,715	2,144	1,557	1,876	1,838
Cumulative effect of accounting changes, net of taxes		–		4		–

Total net income	2,290	1,715	2,144	1,561	1,876	1,838
Less participating policyholders’ net income	2	–	7	–	9	–

Shareholders’ net income	2,288	1,715	2,137	1,561	1,867	1,838
Less preferred shareholder dividends	69	69	48	48	24	24

Common shareholders’ net income	$2,219	$1,646	$2,089	$1,513	$1,843	$1,814

Earnings per share
Basic
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.90	$2.89	$3.62	$2.61	$3.14	$3.09
Cumulative effect of accounting changes		–		0.01		–

Common shareholders’ net income	$3.90	$2.89	$3.62	$2.62	$3.14	$3.09

Diluted
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.85	$2.84	$3.58	$2.58	$3.12	$3.07
Cumulative effect of accounting changes		–		0.01		–

Common shareholders’ net income	$3.85	$2.84	$3.58	$2.59	$3.12	$3.07

Weighted average shares outstanding in millions
Basic	569	569	577	577	587	587
Diluted	572	572	580	580	590	590
98       Sun Life Financial Inc.  | Annual Report 2007

Notes to the consolidated financial statements
ii) Consolidated balance sheets:

	2007		2006

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Assets
Bonds			$69,230
Bonds – held-for-trading	$50,608	$5,781		$6,668
Bonds – available-for-sale	9,148	53,962		60,872
Mortgages and corporate loans	20,742	20,742	15,993	20,793
Stocks			4,899
Stocks – held-for-trading	4,438	1,463		1,665
Stocks – available-for-sale	788	3,763		3,879
Real estate, net of accumulated depreciation (accumulated depreciation: 2007 – $441; 2006 – $409)	4,303	2,961	3,825	2,611
Cash and cash equivalents	3,603	3,740	4,936	4,926
Short-term securities(1)	1,897	1,882	1,303	1,299
Derivative assets	1,947	1,931		1,487
Policy loans and other invested assets	4,349	6,157	6,013	7,086
Other invested assets – held-for-trading	440	264		740
Other invested assets – available-for-sale	757	954		431

Invested assets	103,020	103,600	106,199	112,457
Goodwill	6,018	4,565	5,981	4,664
Intangible assets	775	770	777	771
Deferred acquisition costs	139	6,677	185	6,495
Future income taxes(2)	382	233	747	240
Other assets	3,957	8,287	3,942	6,622

Total other assets	11,271	20,532	11,632	18,792
Segregated funds assets(3)		72,834		70,559

Total consolidated assets	$114,291	$196,966	$117,831	$201,808

Segregated funds net assets(3)	$73,205		$70,789

Liabilities and equity
Actuarial liabilities and other policy liabilities	$79,830	$53,920	$81,036	$54,195
Contract holder deposits		32,706		38,666
Amounts on deposit	3,747	3,616	3,599	3,588
Derivative liabilities	638	642		364
Deferred net realized gains	276		4,152
Senior debentures	3,014	3,014	3,491	3,491
Future income taxes(2)	582	545	226	598
Other liabilities	7,093	10,625	6,608	10,301

Total general fund liabilities	95,180	105,068	99,112	111,203
Subordinated debt	1,796	1,796	1,456	1,456
Non-controlling interests in subsidiaries	98	98	79	79
Segregated funds liabilities(3)		72,834		70,559
Equity	17,217	17,170	17,184	18,511

Total consolidated liabilities and equity	$114,291	$196,966	$117,831	$201,808

Segregated funds contract liabilities(3)	$73,205		$70,789

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.
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Notes to the consolidated financial statements
iii) Consolidated statements of equity:

	2007			2006

	Cdn. GAAP	U.S. GAAP		Cdn. GAAP	U.S. GAAP

Participating policyholders’ capital account:
Balance, January 1	$92	$		$85	$
Adjustment for change in accounting policy	6
Net income attributed to participating policyholders	2			7
Total other comprehensive income (loss)	(5)

Balance, December 31	95			92

Shareholders’ equity:
Preferred shares
Balance, January 1	1,250		1,250	712		712
Shares issued, net of issuance costs	245		245	538		538

Balance, December 31	1,495		1,495	1,250		1,250

Paid in capital
Balance, January 1	7,154		12,981	7,239		13,148
Stock options exercised(2)	55		55	61		61
Common shares purchased for cancellation(1)	(115)		(211)	(164)		(278)
Stock option compensation(3)	1		55	18		16
Subsidiary equity transaction	–		32	–		34

Balance, December 31	7,095		12,912	7,154		12,981

Retained earnings
Balance, January 1, as previously reported	10,016		4,450	9,001		3,897
Adjustment for changes in accounting policies (Note 2 and Section D of this note)	186		(1)	–		–

Balance, January 1, after change in accounting policy	10,202		4,449	9,001		3,897
Net income for the year attributed to shareholders	2,288		1,715	2,137		1,561
Dividends on common shares	(752)		(752)	(663)		(663)
Dividends on preferred shares	(69)		(69)	(48)		(48)
Common shares purchased for cancellation	(387)		(291)	(411)		(297)

Balance, December 31	11,282		5,052	10,016		4,450

Accumulated other comprehensive income (loss), net of taxes
Balance, January 1, as previously reported	(1,328)		(170)	(1,491)		(569)
Adjustment for change in accounting policy (Note 2)	359		–	–		–

Balance, January 1, after changes in accounting policies	(969)		(170)	(1,491)		(569)
Total other comprehensive income (loss)	(1,781)		(2,119)	163		625

	(2,750)		(2,289)	(1,328)		56
Impact of adopting SFAS 158	–		–	–		(226)

Balance, December 31	(2,750)		(2,289)	(1,328)		(170)
Total retained earnings and accumulated other comprehensive income	8,532		2,763	8,688		4,280

Total equity	$17,217		$17,170	$17,184		$18,511

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss(4)			(126)			(240)
Unamortized past service cost(4)			29			7
Unamortized transition asset(4)			5			7
Unrealized gains on available-for-sale assets	25		1,316			2,744
Unrealized foreign currency translation gains (losses), net of hedging activities	(2,821)		(2,866)	(1,337)		(1,402)
Unrealized gains on derivatives designated as cash flow hedges	32		3			3
Deferred acquisition costs and other liabilities			(650)			(1,289)

Balance, December 31	$(2,764)		$(2,289)	$(1,337)		$(170)

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

(4)	Included in other assets and other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP.
100       Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
iv) Comprehensive income:
A new consolidated statement of comprehensive income was introduced under Cdn. GAAP upon the adoption of Section 1530 on January 1, 2007 as described in Notes 1 and 2. For U.S. GAAP, changes to deferred acquisition costs and other liabilities are included in addition to the components included in comprehensive income for Cdn. GAAP.

	2007		2006	2005
	Cdn. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

Total net income	$2,290	$1,715	$1,561	$1,838
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	(1,781)	(1,807)	236	(354)
Unrealized foreign currency gains (losses), net investment hedges	282	343	(60)	46
Net adjustment for foreign exchange losses	3	–	–	–
Unrealized gains (losses) on available-for-sale assets	(238)	(1,140)	78	494
Reclassifications to net income for available-for-sale assets	(84)	(288)	(30)	(492)
Unrealized gains on cash flow hedging instruments	40	7	5	11
Reclassifications to net income for cash flow hedges	(8)	(7)	(8)	(6)
Changes to deferred acquisition costs and other liabilities		639	268	58
Changes in unamortized net actuarial loss		114	–	–
Changes in past service cost		22	–	–
Changes in transition asset		(2)	–	–
Additional minimum pension liability(1)		–	136	(66)

Total other comprehensive income (loss)	(1,786)	(2,119)	625	(309)

Less:
Participating policyholders’ net income	2
Participating policyholders’ foreign currency translation gains (losses) excluding hedges	(5)

Shareholders’ comprehensive income (loss)	$507	$(404)	$2,186	$1,529

(1) The additional minimum pension liability includes the impact of adopting FASB Statement No. 158– Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).
v) Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

		2007	2006	2005

Total net income in accordance with Cdn. GAAP		$2,290	$2,144	$1,876
Adjustments related to:
Investments
Bonds(1)		1,459	(217)	208
Stocks and segregated fund units(1)		114	75	265
Derivative instruments		(96)	(65)	493
Real estate		(125)	(95)	(54)

Total investments		1,352	(302)	912

Deferred acquisition costs
Deferred acquisition costs – Deferred		723	897	720
Deferred acquisition costs – Amortization and interest		(273)	(665)	(301)

Total deferred acquisition costs		450	232	419

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue		(4,167)	(6,466)	(5,448)
Payments to policyholders, beneficiaries and depositors		5,383	4,870	4,586
Actuarial liabilities		(3,777)	923	(402)

Total actuarial liabilities and other policyholder revenues and expenses		(2,561)	(673)	(1,264)

Other		(30)	10	(191)
Income tax effect of above adjustments		214	146	86
Change in accounting policy		–	4	–

Total net income in accordance with U.S. GAAP		$1,715	$1,561	$1,838

(1)	In 2007, differences in net income are attributable to different asset designations. Under Cdn. GAAP, assets are designated as held-for-trading for investments supporting actuarial liabilities, and available-for-sale for assets not supporting actuarial liabilities (as described in more detail in Note 2). For U.S. GAAP, most of the Company’s assets are designated as available-for-sale.
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Notes to the consolidated financial statements
B)	SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
i) The following table shows the significant accounting policy differences between Cdn. GAAP and U.S. GAAP:

	Cdn. GAAP	U.S. GAAP

Held-for- trading designation	Any financial asset that is not a loan or a receivable and whose fair value can be reliably measured can be designated as held-for-trading.	Only debt and equity securities that have reliably determinable fair values and are bought and held principally for the purpose of selling them in the near term are classified as held-for-trading.

Real estate	Real estate held for investment is originally recorded at cost.

The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.	Real estate held for investment is carried at depreciated cost.

Realized gains and losses on sales are reflected in income immediately.

Other than temporary declines in value of specific properties result in a write-down charged to income.

The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.
102       Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements

	Cdn. GAAP	U.S. GAAP

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.

Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned.

Interest accrued on contracts is included in interest on claims and deposits.

Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C viii) of this note.

Derivatives	For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.

There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.	For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income.

Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in income.

ii) The following additional significant accounting policy differences between Cdn. GAAP and U.S. GAAP existed prior to 2007:

Cdn. GAAP	U.S. GAAP

Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at fair value. The bonds are classified as available-for-sale or trading.

Unrealized gains and losses are included in OCI if classified as available-for-sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately.

Certain instruments, included with bonds under Cdn. GAAP, are reclassified to mortgages and corporate loans under U.S. GAAP, as they do not meet the definition of a security.

(1)	U.S. GAAP terminology is deferred income tax.
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Notes to the consolidated financial statements

	Cdn. GAAP	U.S. GAAP

Stocks	Stocks are originally recorded at cost.

The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.	Stocks are carried at fair value. The stocks are classified as available-for-sale or trading.

Unrealized gains and losses are included in OCI if classified as available-for-sale, and included in net income if classified as trading.

Other than temporary declines in the value of stock result in a write-down charged to income.

Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method.

Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Certain derivative instruments are used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income.

There is no requirement to separately account for embedded derivatives prior to 2007.

Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.	Derivative instruments are carried at their fair values.

Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in OCI and the ineffective portion is recognized in income.

Embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income when they are not clearly and closely related to their host instruments. This requirement includes insurance policies issued by the Company.

Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) Realized gains (losses) on sales of available-for-sale securities included in net realized gains:

	2007	2006	2005

Bonds:
Gross realized gains	$276	$383	$618
Gross realized losses	$(183)	$(256)	$(122)

Stocks:
Gross realized gains	$412	$193	$217
Gross realized losses	$(170)	$(78)	$(65)
ii) Change in net gains (losses) included in net investment income for securities classified as trading:

	2007	2006	2005

Bonds	$(182)	$(80)	$12
Stocks	$59	$301	$348
104      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
iii) Gross unrealized gains (losses) on available-for-sale bonds:

	2007
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value

Issued or guaranteed by:
Canadian federal government	$2,721	$118	$(6)	$2,833
Canadian provincial and municipal governments	5,429	828	(73)	6,184
U.S. Treasury and other U.S. agencies	1,234	79	(15)	1,298
Other governments	2,458	376	(11)	2,823
Corporate	34,637	1,000	(961)	34,676
Asset-backed securities	6,375	109	(336)	6,148

Total bonds	$52,854	$2,510	$(1,402)	$53,962

	2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	(losses)	value

Issued or guaranteed by:
Canadian federal government	$3,174	$161	$(3)	$3,332
Canadian provincial and municipal governments	5,581	958	(4)	6,535
U.S. Treasury and other U.S. agencies	1,236	34	(11)	1,259
Other governments	2,031	402	(6)	2,427
Corporate	37,586	1,783	(347)	39,022
Asset-backed securities	8,230	163	(96)	8,297

Total bonds	$57,838	$3,501	$(467)	$60,872

iv) Gross unrealized gains (losses) on available-for-sale stocks:

		Gross	Gross	Estimated
	Original	unrealized	unrealized	fair
	cost	gains	(losses)	value

Total 2007	$3,139	$730	$(106)	$3,763

Total 2006	$3,037	$863	$(21)	$3,879

v) Real estate:
The depreciation expense included in U.S. GAAP other expenses is as follows:

	2007	2006	2005

Depreciation expense	$61	$56	$56
vi) Derivatives:
 Derivatives are accounted for consistently under both Cdn. and U.S. GAAP as a result of the adoption of the new CICA Handbook Sections 3865, Hedges, and 3855, Financial Instruments - Recognition and Measurement, on January 1, 2007. The Company also designated fair value and cash flow hedges consistently under both GAAPs and therefore, information on these hedges for the period ended December 31, 2007 is the same in Cdn. and U.S. GAAP (see Note 5). The following includes prior years’ information on these hedges:
Fair value hedge
For the years ended December 31, 2006 and 2005, there is no hedge ineffectiveness recognized in net income. All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.
Cash flow hedge
For the years ended December 31, 2006 and 2005, the Company excluded a net loss of $1 and $2 from hedge effectiveness assessment and reclassified $1 and $8 from OCI to income. There is no hedge ineffectiveness recognized in net income. As at December 31, 2006 and 2005, the Company expected to reclassify $6 and $3 to net income in the next 12 months.
The Company uses different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:
Net investment hedges
The Company designates net investment hedges consistently in both Cdn. and U.S. GAAP. However, the Company uses different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2007, 2006 and 2005, the Company recorded $358, $(60) and $46 to the foreign exchange gains (losses) in OCI for U.S. GAAP purposes.

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Notes to the consolidated financial statements
vii)	Unrealized loss positions for which an other than temporary impairment has not been recognized:
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2007.

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
Description of securities	Fair value	losses	Fair value	losses	Fair value	losses

Bonds	$14,150	$853	$7,463	$549	$21,613	$1,402
Stocks	1,136	106	1	–	1,137	106

Total temporarily impaired securities	$15,286	$959	$7,464	$549	$22,750	$1,508

Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2007, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as held-for-trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 3,461 debt securities were in an unrealized loss position as at December 31, 2007, of which 1,960 were in a continuous loss position for less than 12 months and 1,501 positions for 12 months or more. Of the 3,461 debt securities, unrealized losses less than 12 months included 833 positions with an aggregate fair value of $3,078 (788 positions with an aggregate fair value of $1,888 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 83 common stock positions were in a loss position as at December 31, 2007 of which 75 were in a continuous loss position for less than 12 months and 8 positions for 12 months or more. Of the 83 common stock positions, unrealized losses less than 12 months included 15 positions with an aggregate fair value of $34 having unrealized losses of less than one hundred thousand dollars per individual holding.
viii)	Future income tax asset and liability(1):
Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2007

	Future income tax asset(1)		Future income tax liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$(27)	$(12)	$1,257	$1,041
Actuarial liabilities	261	932	(464)	(899)
Deferred acquisition costs	144	(789)	(199)	578
Losses available for carry forward	6	8	(111)	(109)
Other	3	99	82	(66)

Future tax asset/liability before valuation allowance	387	238	565	545
Valuation allowance	(5)	(5)	17	–

Total	$382	$233	$582	$545

	2006

	Future income tax asset(1)		Future income tax liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$61	$(52)	$272	$1,550
Actuarial liabilities	123	1,343	(7)	(1,639)
Deferred acquisition costs	325	(933)	–	635
Losses available for carry forward	216	16	(15)	(215)
Other	99	(130)	(24)	202

Future tax asset/liability before valuation allowance	824	244	226	533
Valuation allowance	(77)	(4)	–	65

Total	$747	$240	$226	$598

(1)	U.S. GAAP terminology is deferred income tax.
106      Sun Life Financial Inc.  | Annual Report 2007

Notes to the consolidated financial statements
ix)	Acquisition:
The Company completed the acquisition of the Genworth EBG Business on May 31, 2007 and the acquisition of CMG Asia on October 18, 2005 as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Genworth EBG Business		CMG Asia

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP		U.S. GAAP

Invested assets acquired	$977	$977	$1,548		$1,548
Other assets acquired(1)	129	353	122		422
Segregated funds assets acquired	–	–	–		532

	1,106	1,330	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	654	545	1,453		1,344
Amounts on deposit acquired	49	51	159		159
Other liabilities acquired	38	50	40		38
Segregated funds liabilities acquired	–	–	–		532

	741	646	1,652		2,073

Net balance sheet assets acquired	$365	$684	$18		$429

Consideration:
Cash cost of acquisition	$709	$709	$554	(2)	$532
Transaction and other related costs	16	16	9		9

	$725	$725	$563		$541

Goodwill on acquisition	$360	$41	$545		$112

(1)	Other assets acquired included value of business acquired of $248 for Genworth EBG Business and $287 for CMG Asia under U.S. GAAP.
(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisitions of Genworth EBG Business and CMG Asia, as if the transactions had been completed at the beginning of each year presented. Since CMG Asia was acquired in October of 2005, 2006 and 2007 net income from CMG Asia is included in the actual net income reported for those years. The pro forma information is calculated by combining the results of operations of the Company with those of the Genworth EBG Business and CMG Asia prior to the acquisition dates. The pro forma information is not intended to reflect what would have actually resulted had the transactions been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisitions have been reflected.

Supplemental unaudited pro forma condensed information:

	Genworth EBG Business		CMG Asia

	2007	2006	2005

Revenue	$18,335	$18,071	$17,136

Total common shareholders’ net income before realized gains	$1,275	$1,132	$1,034
Net realized gains	376	337	791

Common shareholders’ net income	$1,651	$1,469	$1,825

Weighted average number of shares outstanding (in millions)	569	577	587
Basic earnings per share	$2.90	$2.55	$3.11

Common shareholders’ net income on a diluted basis	$1,631	$1,458	$1,820
Weighted average number of shares outstanding on a diluted basis (in millions)	572	580	590
Diluted earnings per share	$2.85	$2.51	$3.08
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Notes to the consolidated financial statements
x) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2007		2006		2005
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Common shareholders’ net income excluding cumulative effect of accounting changes	$2,219	$1,646	$2,089	$1,509	$1,843	$1,814
Cumulative effect of accounting changes, net of income taxes	–	–		4		–

Common shareholders’ net income	2,219	1,646	2,089	1,513	1,843	1,814
Less: Effect of stock options of subsidiaries	20	20	11	11	5	5

Common shareholders’ net income on a diluted basis	$2,199	$1,626	$2,078	$1,502	$1,838	$1,809

Weighted average number of shares outstanding (in millions)	569	569	577	577	587	587
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	572	572	580	580	590	590

xi) Statements of cash flows:

Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2007	2006	2005

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$4,141	$6,417	$6,401

Withdrawals from policyholders’ accounts	$7,090	$6,510	$6,021

xii) Liabilities for contract guarantees:

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2007, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.

The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2007:

			Weighted average
		Net amount	attained age
Benefit type	Account balance	at risk	of contract holders

Minimum death	$30,646	$1,895	66
Minimum income	$2,476	$2,177	60
Minimum accumulation or withdrawal	$5,300	$4	62
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2007:

	Minimum	Guaranteed
	guaranteed	minimum
	death benefit	income benefit	Total

Balance as at January 1, 2006	$68	$194	$262
Benefit ratio and assumption changes	(7)	1	(6)
Incurred guaranteed benefits	69	1	70
Paid guaranteed benefits	(69)	(33)	(102)
Interest	4	(26)	(22)
Effect of changes in currency exchange rates	–	20	20

Balance as at December 31, 2006	65	157	222

Benefit ratio and assumption changes	5	10	15
Incurred guaranteed benefits	28	1	29
Paid guaranteed benefits	(36)	(35)	(71)
Interest	3	28	31
Effect of changes in currency exchange rates	(12)	(23)	(35)

Balance as at December 31, 2007	$53	$138	$191

108      Sun Life Financial Inc. | Annual Report 2007

Notes to the consolidated financial statements
The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under Financial Accounting
Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $165 and $170 as at December 31, 2006 and December 31, 2007, respectively.

D)	U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2007
i) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48):
Effective January 1, 2007, the Company adopted FIN 48. As a result of the implementation of FIN 48, the Company recognized an increase of $1 in the reserve for unrecognized tax benefits (UTBs), which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. Additionally, as a result of implementing FIN 48, the Company recorded $144 of UTBs related to a balance sheet reclassification (from future tax liability to current tax liability) that did not impact retained earnings.
The liability for UTBs related to permanent and temporary tax adjustments, exclusive of interest, was $617 as at December 31, 2007 ($624 as at January 1, 2007). Of this total, $452 of tax benefits wouId favourably affect the Company’s effective tax rate if the tax benefits were recognized in the financial statements.

The net decrease in the liability of $7 since the date of adoption resulted from the following:

UTB balance as at January 1, 2007	$624
Increase (decrease) related to tax positions in prior year	24
Increase (decrease) related to tax positions in current year	20
Increase (decrease) related to foreign exchange movement	(51)

UTB balance as at December 31, 2007	$617

The Company records interest and penalties related to income taxes as a component of other expense in the consolidated statements of operations. The Company recognized $49 of net interest and penalties as at January 1, 2007. During the year ended December 31, 2007, the Company recognized an additional $16 in gross interest and penalties related to UTBs.
While the final outcome of the ongoing tax examinations is not yet determinable, the Company believes that an increase or decrease of the total amount of UTBs within the next 12 months would not materially impact its effective tax rate.

The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax jurisdiction	Years subject to examination

Canada	2003 – Forward
U.S.	2001 – Forward
U.K.	2003 – Forward
ii) FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155) – An amendment of FASB Statements No. 133 and 140:
The Company adopted the provisions of SFAS 155 on January 1, 2007. SFAS 155 supersedes the interim guidance in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and requires beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or hybrid instruments that contain an embedded derivative requiring bifurcation. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. The adoption of SFAS 155 did not have a material impact on the Consolidated Financial Statements.
iii) Derivative Implementation Group Statement 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG B40):
The Company adopted the provisions of DIG B40 on January 1, 2007. Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative

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Notes to the consolidated financial statements
related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if certain conditions are met. The adoption of DIG B40 did not have a material impact on the Consolidated Financial Statements.
iv) FASB Statement No. 156, Accounting for Servicing of Financial Assets (SFAS 156):
The Company adopted SFAS 156 on January 1, 2007. SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. The adoption of SFAS 156 did not have a material impact on the Consolidated Financial Statements.
v) American Institute of Certified Public Accountants’ (AICPA) Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1):
The Company adopted SOP 05-1 on January 1, 2007. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The adoption of this SOP did not have a material impact on the Consolidated Financial Statements.

E)	U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 141(R), Business Combinations (SFAS 141 (R)):
SFAS 141 (R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date at their fair values as at that date. Contractual contingencies are also required to be measured at their acquisition date fair values. In addition, SFAS 141(R) requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS 141 (R) on January 1, 2009.
ii) FASB Statement No. 157, Fair Value Measurements (SFAS 157):
SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It defines fair value to be the exit price and establishes a three-level hierarchy for fair value measurements based on the level of valuation inputs. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 on January 1, 2008 and is currently assessing the impact on its Consolidated Financial Statements.
iii) FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158):
SFAS 158 requires the measurement date for plan assets and liabilities to be the Company’s fiscal year end. Previously it was permitted to use a date up to three months prior to the Company’s fiscal year end. The Company will adopt the measurement date provision of SFAS 158 in 2008 for certain of its U.S. plans. The adoption of the measurement date change will not have a material impact on the Consolidated Financial Statements.
iv) FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159):
SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value (“FV option”). The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007.
As of January 1, 2008, the Company will adopt the FV option for certain available-for-sale fixed maturity securities attributable to certain life, health and annuity products. The Company believes this adoption will mitigate volatility related to derivatives, which are currently carried at fair value, with changes in fair value recorded as a component of derivative income. In addition, as the Company is constantly managing unexpected and significant changes in facts and circumstances related to the investment portfolios, such as issuer-specific credit events and greater than expected redemptions in certain product segments, adopting the FV option will allow more flexibility in regards to balancing the investment portfolios with respect to asset mix, interest rate risk, yield, duration, and credit quality. The adoption of the FV option will also allow for more effective investment management of a total return portfolio strategy in a volatile interest rate environment.
The Company is still assessing the impact the adoption of SFAS 159 will have on the Consolidated Financial Statements.
v) FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160):
SFAS 160 requires that non-controlling interests in subsidiaries be presented within equity in the Consolidated Financial Statements, and that all transactions between an entity and non-controlling interests be accounted for as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 on January 1, 2009.

26. Comparative figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007

110      Sun Life Financial Inc. | Annual Report 2007

Appointed Actuary’s Report/Report of Independent Registered Chartered Accountants

Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS
OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2007 and 2006 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.
Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 13, 2008

Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as at December 31, 2007 and 2006, and the related consolidated statements of operations, equity, comprehensive income, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as at December 31, 2007 and 2006, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

Sun Life Financial Inc. | sunlife.com      111

Reports of Independent Registered Chartered Accountants
Comments by Independent Registered Chartered Accountants on
Canada-United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2 and 25 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated February 13, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF SUN LIFE FINANCIAL INC.
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 13, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States Reporting Difference referring to changes in accounting principles.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

112      Sun Life Financial Inc. | Annual Report 2007

SOURCES OF EARNINGS

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.
SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:
Expected profit on in-force business
The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.
Impact of new business
The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of-sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.
Experience gains and losses
Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.
Management actions and changes in assumptions
Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.
Earnings on surplus
Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.

ANALYSIS OF RESULTS
For the year ended December 31, 2007, the pre-tax expected profit on in-force business of $2,091 million was $267 million higher than the 2006 level. Expected profit for the Company would have been $52 million greater in 2007, if Canadian dollar exchange rates had not changed. The increase in expected profit reflected broadly based business growth across the Company.
The new business issued in 2007 led to pre-tax income losses of $258 million compared to $313 million a year ago. The decrease is primarily due to the decrease in new business loss in U.S. individual insurance products arising from the implementation of a new capital funding structure.
The 2007 experience was primarily attributable to favourable investment experience in SLF Canada, favourable market experience in SLF U.S. and favourable reinsurance experience in Corporate. The 2006 experience gains were primarily attributable to strong investment performance in SLF Canada and favourable market experience in SLF U.S. and Corporate.
For the year 2007, there were favourable expense assumption changes of $116 million in SLF Canada, partially offset by unfavourable expense assumption changes of $(45) million in Corporate. There were favourable mortality assumption changes of $150 million in SLF U.S., partially offset by unfavourable mortality assumption changes of $(36) million in SLF Canada and $(34) million in Corporate.
SLF U.S. had unfavourable lapse assumption changes of $(113) million and crediting rate assumption changes of $(41) million. There were unfavourable model and methodology changes of $(162) million in SLF U.S., which were largely offset by favourable changes of $77 million in SLF Canada and $46 million in SLF Asia. Management actions included $230 million for the capital funding solution in SLF U.S., $62 million for the implementation of an internal reinsurance arrangement in SLF Canada, and $(52) million related to SLF re-branding in Corporate.
For the year 2006, SLF Canada had favourable interest rate methodology changes and favourable credit and expense assumption changes of $121 million, $63 million and $49 million, respectively. In SLF Asia there were favourable assumption changes of $37 million resulting from interest rate risk reduction. These assumption gains were partially offset by unfavourable annuitant mortality assumption changes of $81 million in SLF U.K.
The $(45) million and $(58) million in Other was related to the impact on Participating policyholder (Par) pre-tax income of Canadian federal tax changes in 2007 and 2006.
Net pre-tax earnings on surplus of $611 million was slightly greater than the $607 million in 2006.

Sun Life Financial Inc. | sunlife.com      113

Sources of earnings
SOURCES OF EARNINGS
For the year ended December 31, 2007

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	860	588	481	94	68	2,091
Impact of new business	(47)	(131)	–	(75)	(5)	(258)
Experience gains and losses	73	83	–	20	57	233
Management actions and changes in assumptions	224	67	–	73	(149)	215
Other	(45)	–	–	–	–	(45)

Earnings on operations (pre-tax)	1,065	607	481	112	(29)	2,236
Earnings on surplus	202	119	–	34	256	611

Earnings before income taxes	1,267	726	481	146	227	2,847
Income taxes	(199)	(142)	(185)	(23)	27	(522)

Earnings before non-controlling interests, Par income and preferred share dividends	1,068	584	296	123	254	2,325
Less:
Non-controlling interests	19	–	15	–	1	35
Par policyholders’ income (loss)	(1)	3	–	–	–	2
Preferred share dividends	–	–	–	–	69	69

Common shareholders’ net income	1,050	581	281	123	184	2,219

For the year ended December 31, 2006

(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	804	485	391	71	73	1,824
Impact of new business	(38)	(206)	–	(59)	(10)	(313)
Experience gains and losses	81	73	–	12	145	311
Management actions and changes in assumptions	304	(36)	–	57	(136)	189
Other	(58)	–	–	–	–	(58)

Earnings on operations (pre-tax)	1,093	316	391	81	72	1,953
Earnings on surplus	189	154	–	37	227	607

Earnings before income taxes	1,282	470	391	118	299	2,560
Income taxes	(262)	(21)	(150)	(17)	61	(389)

Earnings before non-controlling interests, Par income and preferred share dividends	1,020	449	241	101	360	2,171
Less:
Non-controlling interests	19	–	7	–	1	27
Par policyholders’ income (loss)	6	1	–	–	–	7
Preferred share dividends	–	–	–	–	48	48

Common shareholders’ net income	995	448	234	101	311	2,089

114      Sun Life Financial Inc. | Annual Report 2007

SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2007	2006	2005	2004	2003	2002

Total assets under management(1) (As at December 31)
SLF Canada	127,861	124,103	114,339	105,150	99,131	88,042
SLF United States	68,800	73,519	67,956	67,235	68,013	83,301
MFS	199,836	218,803	190,073	176,221	181,982	179,384
SLF Asia(2)	18,883	13,868	10,826	5,492	4,954	4,136
Corporate	20,809	24,745	21,485	22,505	22,711	24,939
Consolidation adjustments	(10,925)	(13,606)	(13,790)	(13,953)	(14,913)	(17,232)

Total Company	425,264	441,432	390,889	362,650	361,878	362,570

Total revenue(1) (For the year ended December 31)
SLF Canada	9,285	9,333	8,658	8,162	8,189	6,305
SLF United States	7,830	10,465	9,161	9,429	9,663	11,877
MFS	1,687	1,662	1,648	1,700	1,684	1,979
SLF Asia	977	1,022	759	694	611	669
Corporate	1,634	2,164	1,995	2,137	2,330	2,653
Consolidation adjustments	(225)	(359)	(303)	(392)	(421)	(382)

Total Company	21,188	24,287	21,918	21,730	22,056	23,101

Total net income (For the year ended December 31)
SLF Canada	1,049	1,001	971	907	770	482
SLF United States	584	449	496	392	305	360
MFS	281	234	179	114	(43)	174
SLF Asia	123	101	42	45	37	24
Corporate	253	359	188	235	237	(10)

Total Company	2,290	2,144	1,876	1,693	1,306	1,030

(1)	Certain amounts for prior years were reclassified to conform with the presentation adopted in 2006.

(2)	Prior periods have been restated to include other assets under management of Birla Sun Life Asset Management Company Limited (BSLAMC). Sun Life Financial has a 50% interest in BSLAMC.
Sun Life Financial Inc. | sunlife.com       115

ELEVEN-YEAR SUMMARY

	10-year average	5-year average
	compound	compound
(in millions of Canadian dollars)	growth rate %	growth rate %	2007

Assets(1) (As at December 31)
General fund assets	8.7	(1.5)	114,291
Segregated fund net assets	9.1	6.8	73,205
Mutual funds and other assets under management(2)	8.4	5.0	237,768

Total assets under management	8.6	3.2	425,264

Total equity	11.7	2.9	17,217

Operating results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	3.6	(13.8)	3,530
Life insurance	6.8	2.2	6,010
Health insurance	10.5	11.6	3,584

Total premiums	6.6	(2.5)	13,124
Net investment income	2.4	(1.1)	4,852
Fee income	8.4	0.7	3,212

Total revenue	5.7	(1.7)	21,188

Payments to policyholders, beneficiaries and depositors(3)	6.7	3.1	15,196
Increase in actuarial liabilities	n/a	n/a	(2,515)
Commissions and expenses	7.3	1.8	5,311
Interest expenses	9.2	5.4	349
Income taxes	6.9	49.5	522
Non-controlling interests in net income of subsidiaries	15.9	(1.6)	35

Net income from continuing operations	16.2	17.3	2,290
Write-off of Confederation Life goodwill	n/a	n/a	–
Loss from discontinued operations, net of income taxes	n/a	n/a	–

Total net income	16.2	18.2	2,290

Business statistics
Life insurance in-force(4)			1,079,187
Mutual fund sales			22,586
Managed fund sales(5)			27,613
Segregated fund deposits(1)			13,320

Employees			14,759

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
(2)	Prior periods have been restated to include other assets under management of Birla Sun Life Asset Management Company Limited (BSLAMC). Sun Life Financial has a 50% interest in BSLAMC.
(3)	Includes net transfers to segregated funds.
(4)	Includes reinsurance assumed.
(5)	Includes intercompany sales.
116      Sun Life Financial Inc.  | Annual Report 2007

2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

117,831	110,866	107,803	109,263	123,508	80,328	55,010	54,241	54,319	49,700
70,789	60,984	56,564	54,086	52,755	48,544	49,533	46,524	39,213	30,519
252,812	219,039	198,283	198,529	186,307	224,075	225,190	201,738	157,074	106,035

441,432	390,889	362,650	361,878	362,570	352,947	329,733	302,503	250,606	186,254

17,184	15,546	14,415	13,980	14,915	7,725	6,517	5,690	5,875	5,715

5,380	4,556	4,588	4,805	7,402	4,196	4,371	3,494	2,408	2,488
6,168	5,683	5,948	6,325	5,403	3,759	3,523	3,602	3,541	3,126
3,061	2,701	2,367	2,413	2,070	1,482	1,495	1,723	1,633	1,325

14,609	12,940	12,903	13,543	14,875	9,437	9,389	8,819	7,582	6,939
6,664	6,079	5,924	5,703	5,131	4,162	3,839	4,261	4,097	3,836
3,014	2,899	2,903	2,810	3,095	3,216	3,318	2,609	2,017	1,430

24,287	21,918	21,730	22,056	23,101	16,815	16,546	15,689	13,696	12,205

13,730	13,506	13,114	13,470	13,017	9,486	9,291	10,200	9,155	7,945
2,525	872	1,425	1,510	3,822	1,697	1,611	934	473	710
5,149	4,837	4,929	5,107	4,856	4,209	4,230	3,901	3,238	2,617
323	273	278	292	268	168	159	161	182	145
389	531	263	357	70	306	386	283	310	269
27	23	28	14	38	68	67	46	24	8

2,144	1,876	1,693	1,306	1,030	881	802	164	314	511
–	–	–	–	–	–	–	–	260	–
–	–	–	–	36	–	–	–	–	–

2,144	1,876	1,693	1,306	994	881	802	164	54	511

1,084,886	969,698	950,695	970,397	1,139,308	628,206	561,389	673,322	670,094	588,773
20,412	20,329	19,884	27,491	31,668	39,466	45,614	38,123	33,849	18,791
26,116	31,135	23,981	25,202	29,683	31,953	25,869	13,939	12,255	10,304
8,753	7,205	7,145	5,968	6,642	5,851	8,318	4,137	4,345	3,430

14,264	14,338	13,802	13,560	14,905	11,702	11,328	11,046	10,717	10,200

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BOARD GOVERNANCE
The mission of the Board of Directors is to be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the directors make – individually and collectively – to the long-term success of the enterprise. The Board strives for continual improvement in its corporate governance processes and practices in order to better execute its mandate.
The Board regularly reviews its corporate governance processes and practices to ensure consistency with evolving best practices, the Company’s governing statute, the Insurance Companies Act (Canada), the Canadian Securities Administrators’ (CSA) Corporate Governance Guidelines, the New York Stock Exchange (NYSE) Corporate Governance Rules and the Guidelines issued by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.
A full report on Corporate Governance can be found in the 2008 Management Information Circular. It is posted on the Company’s website: www.sunlife.com and on the SEDAR website: www.sedar.com.
BOARD OF DIRECTORS
All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart are independent directors.
Ronald W. Osborne, FCA
Chairman of the Board
James C. Baillie
of Counsel, Torys LLP
George W. Carmany, III
President, G.W. Carmany and Company, Inc.
John H. Clappison, FCA
Corporate Director
David A. Ganong, C.M.
President, Ganong Bros. Limited
Germaine Gibara, CFA
President, Avvio Management Inc.
Krystyna T. Hoeg, CA
Corporate Director
David W. Kerr, CA
Managing Partner, Edper Financial Group
Idalene F. Kesner
Chairperson, Department of Management
Frank P. Popoff Chair of Strategic Management
Kelley School of Business, Indiana University
Mitchell M. Merin
Corporate Director
Bertin F. Nadeau
Chairman and Chief Executive Officer, GescoLynx Inc.
Donald A. Stewart, FIA, FCIA
Chief Executive Officer
W. Vickery Stoughton
Corporate Director

118      Sun Life Financial Inc. | Annual Report 2007

BOARD COMMITTEES
The Board delegates certain responsibilities to standing Board Committees to allow an in-depth review of matters. The following is a brief summary of some of the key responsibilities of the four Board Committees.
All members of Board Committees are independent directors.

The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment, and the qualifications, independence and performance of the External Auditors.
Krystyna T. Hoeg, Chair
James C. Baillie
John H. Clappison
Germaine Gibara
David W. Kerr

The Governance Committee is responsible for developing effective corporate governance guidelines and processes within Sun Life Financial, assessing the effectiveness of the Board of Directors and its Committees, including the contribution of individual directors and the Chairman of the Board and recommending nominees for election as directors.
Bertin F. Nadeau, Chairman
Germaine Gibara
Idalene F. Kesner
Ronald W. Osborne
W. Vickery Stoughton

The Management Resources Committee is responsible for succession planning for the position of Chief Executive Officer and other senior management positions, overseeing the review of senior management performance and approving their remuneration, assessing compensation policies and overseeing employee pension plans.
David W. Kerr, Chairman
George W. Carmany, III
David A. Ganong
Mitchell M. Merin
Bertin F. Nadeau
W. Vickery Stoughton

The Risk Review Committee is responsible for ensuring the identification of major areas of risk facing the organization and developing strategies to manage those risks, reviewing compliance with risk management policies and reports related to compliance with legal and regulatory matters.
James C. Baillie, Chairman
George W. Carmany, III
John H. Clappison
David A. Ganong
Krystyna T. Hoeg
Idalene F. Kesner
Mitchell M. Merin

Sun Life Financial Inc.  |  sunlife.com      119

INTERNATIONAL LEADERSHIP
Donald A. Stewart*
Chief Executive Officer
CORPORATE OFFICE
Thomas A. Bogart*
Executive Vice-President and
General Counsel
Richard P. McKenney*
Executive Vice-President and
Chief Financial Officer
Michael P. Stramaglia*
Executive Vice-President and
Chief Risk Officer
Gary M. Comerford
Senior Vice-President, International
Greta R. Cusworth
Senior Vice-President, International Initiatives
Wayne A. Daniel
Senior Vice-President, Reinsurance
Mary De Paoli
Senior Vice-President and
Chief Marketing Officer
Colm J. Freyne
Senior Vice-President and Controller
K. Louise McLaren
Senior Vice-President and
Chief Human Resources Officer
Michael J. O’Connor
Senior Vice-President, Tax
Michael I. Percy-Robb
Senior Vice-President and Chief Auditor
Robert J. Sharkey
Senior Vice-President
Robert W.Wilson
Senior Vice-President and Chief Actuary
Dr. Judith M. Beamish
Vice-President and Chief Medical Director
Thomas J. Clulow
Vice-President, Corporate Development
Stephen C. Kicinski
Vice-President and Treasurer
Michel R.Leduc
Vice-President, Public and Corporate Affairs
Christine I. Mackiw
Vice-President, Records Management and
Chief Privacy Officer
Natalie A. Ochrym
Vice-President and Chief Compliance Officer
Paul O. Petrelli
Vice-President, Investor Relations
Joan M.Wilson
Vice-President and Corporate Secretary

ENTERPRISE SERVICES
Robert W. Mansbridge*
Executive Vice-President and
Chief Information Officer
Robert Merizzi
Senior Vice-President
Operational Excellence
Gregory S. Ausman
Vice-President, Shared Business Services
Ian Campbell
Vice-President, Shared Technology Services
Kelley J. Irwin
Vice-President, Global IT Services
Carol A. Osier
Vice-President and Chief Information
Security Officer
R. Scott Park
Vice-President, Enterprise Architecture
Vijay K.Singh
Vice-President and Managing Director,
India Services and Technology Centre
Virginia R. Woodhouse
Vice-President, Enterprise Application
Services

INVESTMENTS
James M.A. Anderson*
Executive Vice-President and
Chief Investment Officer
John (Jack) T. Donnelly
Senior Managing Director –
Investment Products and Strategies
Timothy J. Monahan
Senior Managing Director –
Head of North American Mortgages
Thomas V. Pedulla
Senior Managing Director –
Head of North American Real Estate
Thomas J. Robinson
Senior Managing Director –
Head of North American Private Fixed Income
Leo D. Saraceno
Senior Managing Director –
Head of North American Equities
Candace G.Shaw
Senior Managing Director –
Head of North American Public Fixed Income

*	Member of Executive Team
120     Sun Life Financial Inc.  | Annual Report 2007

SUN LIFE FINANCIAL CANADA
Dean A. Connor*
President
Claude A. Accum
Senior Vice-President,
Group Retirement Services
Vicken Kazazian
Senior Vice-President, Business Development
Individual Insurance and Investments
Dominique S. Mailloux
Senior Vice-President, Application Services
William R. Minucci
Senior Vice-President and General Counsel
Dikran Ohannessian
Senior Vice-President and
Chief Financial Officer
Brigitte Parent
Senior Vice-President, Group Benefits
Kevin D. Strain
Senior Vice-President
Individual Insurance and Investments
Lori Bak
Vice-President, Marketing
Sandra L. Delamere
Vice-President, Human Resources
Larry R. Madge
Vice-President and Chief Actuary
William K. McCollam
Vice-President, Customer Solutions

SUN LIFE FINANCIAL U.S.
Robert C. Salipante*
President
John R.Wright
Executive Vice-President, Operations
Scott M. Davis
Senior Vice-President and General Counsel
Mary M. Fay
Senior Vice-President and General Manager Annuities
Ronald H. Friesen
Senior Vice-President and
Chief Financial Officer
Keith Gubbay
Senior Vice-President and Chief Actuary
Michael E.Shunney
Senior Vice-President and General Manager
Distribution Group
Michele G. Van Leer
Senior Vice-President and General Manager
Individual Insurance
Janet V. Whitehouse
Senior Vice-President and General Manager
Employee Benefits Group

SUN LIFE FINANCIAL U.K.
David W. Davies
Chairman
Janet C. Fuller
Chief Executive Officer

SUN LIFE FINANCIAL ASIA
Stephan Rajotte*
President
Andrew Cheung
Chief Executive Officer, Sun Life Everbright
Life Insurance Company Limited
Henry Joseph M. Herrera
President and Chief Executive Officer
Sun Life of Canada (Philippines), Inc.
Nigel I. Hodges
Senior Vice-President and
Chief Financial Officer
Christopher J.R. Lossin
President Director
PT Sun Life Financial Indonesia
Roger Steel
Chief Executive Officer
Sun Life Hong Kong Limited
B. Dustin Ball
Vice-President, Strategic Initiatives
Robert Burr
Vice-President, Strategic Marketing
Eugene J.Lundrigan
Vice-President, Investments
Venky Mysore
Vice-President and Country Head, India
M.Dale Pounder
Vice-President and Chief Actuary
Mark E. Ross
Vice-President, Information Technology
Kent A. Savage
Vice-President and General Counsel
Kenneth A. Stearns
Vice-President, Agency Development

SUN LIFE GLOBAL INVESTMENTS
Kevin P. Dougherty*
President
Massachusetts Financial Services
Company (MFS)
Robert C. Pozen
Chairman
Robert J. Manning
Chief Executive Officer, President and
Chief Investment Officer
McLean Budden Limited
Douglas W. Mahaffy
Chairman
Roger J. Beauchemin
President and Chief Executive Officer

*	Member of Executive Team
Sun Life Financial Inc.  |  sunlife.com     121

SUBSIDIARY AND AFFILIATE COMPANIES OF SUN LIFE FINANCIAL INC.
As at December 31, 2007

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned by SLF

Sun Life Assurance Company of Canada	Toronto, Canada	13,806	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
BestServe Financial Limited	Central, Hong Kong		100%
Wisdom Wealth Management Limited	Central, Hong Kong		100%
CCPI Holdco Limited	Toronto, Canada		70.7%
Clarica MEEL Holdings Limited	Waterloo, Canada		100%
Clarica Trustco lnc.	Waterloo, Canada	49	100%
Sun Life Financial Trust Inc.	Waterloo, Canada	43	100%
Crosspointe Shops II LLC	Wellesley Hills, USA		100%
Crosspointe Shops I LLC	Wellesley Hills, USA		100%
Lease Administration Corporation	Toronto, Canada		66.67%
Plaza West LLC	Wellesley Hills, USA		100%
PT Sun Life Financial Indonesia	Jakarta, Indonesia	7	94.89
Sun Barnes Crossing, LLC	Wellesley Hills, USA		100%
Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%
Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%
Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%
Sun Commerce Center, LLC	Wellesley Hills, USA		100%
Sun Encore, LLC	Wellesley Hills, USA		100%
Sun Grand Parkway GP, LLC	Austin, USA		100%
Sun Grand Parkway, L.P.	Austin, USA		100%
Sun Greenfield, LLC	Wellesley Hills, USA		100%
Sun Highlands Plaza, LLC	Wellesley Hills, USA		100%
Sun Lakewood GP, LLC	Austin, USA		100%
Sun Lakewood, L.P.	Austin, USA		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	35	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Birla Sun Life Distribution Company Limited	Mumbai, India		50.0001%
BSDL Insurance Advisory Services Ltd.	Mumbai, India		50.0001%
Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	50	100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		50%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	6	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	6	100%
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Budapest, Hungary		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	24	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%
Sun Life India Service Centre Private Limited	Gurgaon, India		100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%
Sun Life Financial of Canada UK Limited	Basingstoke, UK	832	100%
Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	785	100%
BHO Lease Company Limited	Jersey, Channel Islands		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%
Sun Life of Canada Nominees Limited	Basingstoke, UK		100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada		100%
Sun Life Hong Kong Limited	Central, Hong Kong	688	100%
Sun Life Trustee Company Limited	Central, Hong Kong		100%
Sun Life Wealth Management Limited	Central, Hong Kong		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	876	100%
SLI General Partner Limited	Toronto, Canada		100%
SLI Investments LP	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.K.) Overseas Investment Limited	Basingstoke, UK	284	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	282	99.99%
Sun Life Asset Management Company, Inc.	Manila, Philippines		99.99%
Sun Life Financial – Philippines Foundation, Inc.	Manila, Philippines		99.99%
Sun Life Financial Plans, Inc.	Manila, Philippines		99.98%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.
122      Sun Life Financial Inc. | Annual Report 2007

	Address of head or	Book value of	Per cent of voting
Company	principal office	shares owned*	shares owned by SLF

Sun Life Prosperity GS Fund, Inc.	Manila, Philippines		66.21%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Republic of Ireland	164	100%
Sun Starlite, LLC	Wilmington, USA		100%
Sun Sunset Plaza, LLC	Wilmington, USA		100%
2053812 Ontario Inc.	Toronto, Canada		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
Sun Life Financial (CI Holdings) Inc.	Toronto, Canada	791	100%
Sun Life Global Investments Inc.	Toronto, Canada	3,973	100%
McLean Budden Limited	Toronto, Canada	94	62.22
McLean Budden Funds Inc.	Toronto, Canada		62.22
Sun Life Asset Management Inc.	Toronto, Canada		100%
Sun Life Assurance Company of Canada– U.S. Operations Holdings, Inc.	Wellesley Hills, USA	3,599	100%
SL Investment 2007–1 ULC	Wellesley Hills, USA		100%
SL Investment Holdings 2007–1 LLC	Wellesley Hills, USA		100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	3,530	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	739	99.6%
Massachusetts Financial Services Company	Boston, USA	365	94.14%
Four Pillars Capital, Inc.	Delaware, USA		94.14%
MFS Development Funds, LLC	Delaware, USA		94.14%
MFS Fund Distributors, Inc.	Boston, USA		94.14%
MFS Heritage Trust Company	Manchester, USA		94.14%
MFS Institutional Advisors, Inc.	Boston, USA		94.14%
MFS Institutional Advisors (Australia) Pty. Ltd.	Sydney, Australia		94.14%
MFS Institutional Advisors (Canada), Inc.	Whitby, Canada		94.14%
MFS International Ltd.	Hamilton, Bermuda		94.14%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		94.14%
MFS International (U.K.) Ltd.	London, UK		94.14%
MFS Investment Management Company (LUX) S.A.	Boston, USA		94.14%
MFSJapan Holdings LLC	Boston, USA		94.14%
MFS Investment Management K.K.	Tokyo, Japan		94.14%
MFS Service Center, Inc.	Boston, USA		94.14%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	2,646	100%
Dental Holdings, Inc.	Wellesley Hills, USA		100%
California Benefits Dental Plan	Santa Ana, USA		100%
Professional Insurance Company	Wellesley Hills, USA	51	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	2,808	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York City, USA	360	100%
SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) SPE 97-I, Inc.	Wellesley Hills, USA		100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Parkaire Landing LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life Financial Distributors, Inc.	Boston, USA		100%
Sun Life Retirement Services (U.S.), Inc.	Boston, USA		100%
CI Financial Income Fund	Toronto, Canada		36.6%
3060097 Nova Scotia Company	Halifax, Canada		100%
SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 3 Limited	St. Michael, Barbados		100%
Sun Life (Poland) Group Financing sp. z.o.o.	Warsaw, Poland		100%
Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%
Sun Life Financial Global Funding II, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding II, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2097261 Ontario Inc.	Toronto, Canada		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%
6828108 Canada Inc.	Toronto, Canada		100%
6828141 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.
Sun Life Financial Inc.  |  sunlife.com        123

MAJOR OFFICES
The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. – 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159 Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

124      Sun Life Financial Inc.  | Annual Report 2007

CORPORATE AND SHAREHOLDER INFORMATION
For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and
institutional investors requiring information,
please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax:416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax:416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Center
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines
From Metro Manila:
Tel: PLDT (632) 830-5353
       GLOBE (632) 755-5353
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail: servicesauxactionnaires@sunlife.com
DIVIDENDS
2008 Dividend dates

Common shares
Record dates	Payment dates

February 27	April 1, 2008
May 21*	July 2, 2008
August 20*	October 1, 2008
November 19*	January 2, 2009

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
COMMON SHARE REPURCHASES
Sun Life Financial Inc. is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange and may repurchase up to 19,745,913 of its common shares during the one year period ending January 11, 2009.
A copy of Sun Life Financial Inc.’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained, without charge, by contacting the Corporate Secretary or Investor Relations Department at the Corporate Office address in Toronto.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).
Ticker Symbols: Series 1 – SLF.PR.A
                           Series 2 – SLF.PR.B
                           Series 3 – SLF.PR.C
                           Series 4 – SLF.PR.D
                           Series 5 – SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of January 31, 2008, there were 564,173,235 outstanding common shares, which are the only voting securities.
2008 ANNUAL MEETING
The Annual Meeting will be held on:
Date: Wednesday, May 14, 2008
Time: 10:00 a.m.
Place: The Carlu, College Park, 7th Floor
444 Yonge Street (at College Street)
Toronto, Canada

Interbrand

Sun Life Financial Inc.	150 King Street West Toronto, Ontario Canada M5H 1J9

sunlife.com

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC) and recycled paper for this Annual Report resulted in the following savings:
This report has been printed on paper stock that contains 30% recycled fibre and is FSC certified. FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified according to Forest Stewardship Council rules.
This is a carbon neutral publication. Net carbon dioxide equivalent emissions associated with the production and distribution of this report have been neutralized through ZeroFootprint using ISO14064-2 reforestation carbon offsets.